UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

COMMISSION FILE NUMBER 0-29440

IDENTIV, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**77-0444317**
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification Number)**
2201 Walnut Avenue, Suite 100, Fremont, California	**94538**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(949) 250-8888

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	INVE	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value, and associated Preferred Share Purchase Rights
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☑
Non-accelerated filer	☐		Smaller reporting company	☑
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive o☐cers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

Based on the closing sale price of the Registrant's Common Stock on the Nasdaq National Market System on June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of Common Stock held by non-affiliates of the Registrant was $167,150,760.

At March 4, 2024, the Registrant had outstanding 23,330,980 shares of Common Stock, excluding 1,685,394 shares held in treasury.

DOCUMENTS INCORPORATED BY REFERENCE

Designated portions of the Company's Proxy Statement to be filed within 120 days after the Registrant's fiscal year end of December 31, 2023 are incorporated by reference into Part II, Item 5 and Part III of this Annual Report on Form 10-K.

Auditor Firm Id:	207	Auditor Name:	BPM LLP	Auditor Location:	San Jose, California

Identiv, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2023

TABLE OF CONTENTS

ITEM 1. *BUSINESS*

Statement Regarding Forward Looking Statements

This Annual Report on Form 10-K ("Annual Report") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, other than statements of historical facts, statements regarding our strategy, future operations and growth, financial position, expected financial or business results, projected costs, prospects, plans, market trends, potential market size, product attributes and benefits, growth drivers, competition and competitive advantages, objectives of management, management judgements and estimates, and the expected impact of changes in laws or accounting pronouncements constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "will," "believe," "could," "should," "would," "may," "anticipate," "intend," "plan," "estimate," "expect," "project" or the negative of these terms or other similar expressions. Although we believe that our expectations reflected in or suggested by the forward-looking statements that we make in this Annual Report are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements. All forward-looking statements speak only as of the date of this Annual Report. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our expectations change, whether as a result of new information, future events or otherwise. We also caution you that such forward-looking statements are subject to risks, uncertainties and other factors, not all of which are known to us or within our control, and that actual events or results may differ materially from those indicated by these forward-looking statements. Factors that could cause our actual results to differ materially from our expectations include, but are not limited to our ability to successfully execute our business plan and sell our products; continued market acceptance and growth or expansion in our target markets; our ability to successfully compete; our history of losses; the effects of product and component shortages; our ability to obtain additional capital; the benefits and attributes of our products and services; the level of customer orders; the ability of our products to perform as expected; risks related to the recent COVID-19 pandemic; fluctuations in net cash provided and used by operating, financing and investing activities; sources and uses of our cash, and expense levels; the loss of significant customers or types of business; the impact of macroeconomic conditions, including inflation, on our business; and the risks discussed elsewhere in this Annual Report under the heading "Risk Factors". These cautionary statements qualify all of the forward-looking statements included in this Annual Report.

Identiv and the Identiv logo are trademarks of Identiv, Inc., registered in many jurisdictions worldwide. Certain product and service brands are also trademarks or registered trademarks of the Company, including *HIRSCH, ScramblePad, TouchSecure, Velocity, Velocity Vision, Velocity AI, Bitse.io, Freedom, Enterphone MESH, 3VR, VisionPoint, Thursby Software, and Thursby SubRosa*. Other product and brand names not belonging to Identiv that appear in this Annual Report may be trademarks or registered trademarks of their respective owners.

Each of the terms the "Company," "Identiv," "we," "us" and "our" as used herein refers collectively to Identiv, Inc. and its wholly owned subsidiaries, unless otherwise stated.

Overview

Our mission is to software-enable the entire physical world.

Our radio-frequency identification ("RFID") Internet of Things ("IoT") devices and IoT software platform are designed to digitally enable and secure any physical item. Our products enable unique and secure digital interaction with the physical world while simultaneously managing data flows from each physical object, thereby creating a software-enabled experience for the user that goes beyond a purely physical interaction.

Our physical security systems secure virtually every aspect of places and our interaction with them. Our systems provide customers with identification, access control, video surveillance and analytics. The result is a secure and responsive experience between the user and the place they are accessing. We believe our systems are built to meet the needs of various stakeholders, from engineers, systems designers, installers, and administrators to systems managers and individual users.

By digitally enabling physical "things," we make them more secure, responsive, feature-rich, interactive and customer-connected. RFID powers a wide range of IoT applications, including customer engagement, product authenticity, enhanced consumer experiences, instrumentation and sensor enabling, brand protection, product tracking, and tamper detection.

We execute our strategy of securing every place and thing through our two business segments: Identity segment for IoT and RFID-enabled solutions, and Premises segment for our physical security and access control.

- **Identity:** Our Identity business is focused on digitally enabling and securing every physical **thing**. Our designs and products include RFID-enabled IoT solutions to make digital and physical devices secure, responsive, and meaningful for the end user. Our RFID units have been integrated into more than a billion and a half IoT items around the world.

- **Premises:** Our Premises business is focused on securing every physical **place**. We offer what we believe to be one of the most comprehensive, end-to-end systems available from a single service provider in the physical security market. Our product portfolio includes identity credentials, access readers, access control systems, video management systems, and video analytics, deployed in a hyper-converged platform or a cloud-based architecture. Our platform is deployed across buildings worldwide, including sensitive government facilities, schools, utilities, hospitals, stores, and apartment buildings.

Market Drivers

Identity Segment:

In our Identity segment, the emerging RFID market is driven by pervasive use cases to the extent they are adopted by companies and consumers. For example, RFID devices can verify whether a syringe dispenses the exact right amount of a patient's medication. Mobile phone accessories can work together intelligently with a person's handset to create novel experiences and applications. Temperature-sensitive products can be tracked to ensure the shipment has stayed within its safety parameters and remains unspoiled. RFID-enabled smart packaging products allow service operators to remain in compliance with government regulations and, potentially, tax authorities.

These examples demonstrate the scale of the RFID market opportunity of hundreds of billions of units over time. As technology improves and costs drop, we believe competitive pressures will drive adoption across each sector until virtually all physical items have a sensor-augmented, integrated, digital existence – a vision we share with leading semiconductor manufacturers. Identiv enables tiny, low-cost RFID chips with highly tuned and optimized antennas, systems, software and security to become embedded in a wide range of products, providing a digital identity to almost any object on the planet.

Premises Segment:

Within our Premises segment, we believe the physical security market is undergoing a generational, technology-driven transformation. Fully integrated, software-defined, video, access and identity systems are being deployed to address evolving security threats that prior generations of security systems can no longer adequately secure. Lower cost of ownership, lower cost of administration, higher security and lower cost of upgrades and enhancements are the internal drivers of this technological transformation. Cyber-attacks, identity cloning and user expectations are some of the external forces also driving this generational turnover of systems and expansion of their reach. Our physical security platforms enable this transformation by encompassing each of the major components that work together to create a secure yet frictionless experience, tailored to the requirements of each customer and all stakeholders within each customer.

Competitive Advantages

Identity Segment:

In the Identity segment, we believe our core differentiation is our best-in-class designs, technologies, and intellectual property ("IP") that enable the secure digital capabilities of RFID chips to work within the analog world of antennas, power harvesting, data conversion and security. Our devices can be attached to a prescription bottle, affixed to a shipment pallet, or embedded in an athletic jersey; they must then communicate through radio frequency (RF) and harvest power from the radio signal of a phone or reader in order to run the chip. Furthermore, the device must perform reliably in real-world environments. We design the systems, the antennas, software, security and physical form that connects the chips, accesses their capabilities, manages RF communications and power conversion, and creates the platform for the digital experience, all harmoniously integrated with the physical experience of the product.

We make this happen with our library of designs, patented technologies like tag-on-metal, and IP we have developed working with early adopters of RFID in multiple customer verticals including mobility and healthcare. We believe we deepen our value and competitive advantage by providing both the devices themselves in high volume, as well as the readers and programmers to personalize and read the RFID devices. Our RFID readers are among the most widely deployed for NFC (near-field communication) and high-frequency RFID programming and reading, which we believe gives us both credibility with our customers' engineering teams and the flexibility to add software value. We then work closely with our customers to build the complicated analog bridge and system to make the device function across radio frequencies. The result for the end user is an engaged, dynamic interaction with very high reliability, high data security and optimized power transfer.

Our vertical integration allows us to go directly from prototypes to pilot runs to volume production and deliver a high-quality product, even for the most complicated devices. Oftentimes, the customers' engineers want to improve the product, making adjustments from lessons learned or because our chip suppliers release new chips, new features, and new price points. We would then typically run another rapid cycle of re-design, re-prototype, re-pilot, and re-production processes. We believe the design-through-production platform incentivizes our customers to continue working with us as they drive increasing functionality and better performance into the experiences for their customers. We anticipate this dynamic will accelerate, driven by improving semiconductor performance as outlined in industry-recognized Moore's Law, and by competitive forces created when any digitally-enabled product is launched, pressuring others to catch up or lose the market opportunity.

Premises Segment:

In the Premises segment, we believe our competitive advantages are our technical depth and ability to offer a comprehensive, end-to-end product line with customization that meets the varying needs of our customers' key stakeholders. Our platform encompasses the total digitization of physical places; it spans access control, video, analytics, access card readers, credentials, and hyperconverged appliances, with the ability to manage the system using on-premises, hybrid or cloud architectures, using hardware and software that are either enterprise-grade or small-business optimized. Our Premises products are developed and produced for high security applications and have met the requirements and are deployed in some of the most secure government facilities in the United States. We believe that a high-security foundation creates a solid base for all systems, whatever security level is needed.

Our Premises products are built on Identiv-designed and built hardware that reduces component vulnerabilities. We believe this purpose-built solution is more secure than comparable systems, and provides customers with higher performance, while retaining the ability to improve and quickly integrate new security features. We also embed cybersecure technology into all our access control, credentials, and door readers. From CAC/PIV credentials for US government customers to FICAM architecture that we helped to define, we believe our strong reputation in the physical security industry is a competitive advantage.

Growth Strategy

Identity Segment:

Our Identity segment growth strategy is focused on pervasive deployment of high-end, sensor-enabled RFID devices in every physical thing. We are engaged with technology early adopters, built on our reputation as the go-to partner for technologically complex advanced RFID devices. We believe there are three growth drivers in RFID: customer launches, design wins and technology expansion.

Use Case Examples

- Mobile Accessories: Our RFID devices embedded in mobile phone accessories enable rich, extensible experiences on a mobile device with an RFID-enabled accessory.

- Medical Devices: It is critical that a patient's medication be dispensed at the right dosage and temperature. Our RFID devices, when attached to a syringe, can enable doctors and their patients to monitor medical compliance.

- Supply Chain Tracking: Our RFID devices, when attached to a shipment palette, enable a company to track the ambient conditions of goods in their supply chain, ensuring cold items remain cold and are delivered to the appropriate location.

<u>Design Wins</u>

Design wins are the key to our leadership in the market as it expands. We believe our technical expertise, leadership, IP, active customer engagements and reputation across all facets of RFID provide a pipeline of design win opportunities. We also engage in non-recurring engineering ("NRE") projects with strategic customers, with the expectation that many of these projects evolve into design wins.

<u>Technology Expansion</u>

Our ability to secure additional design wins and successful customer launches relies upon our best-in-class engineering team and production capabilities, as well as new technologies that we design and incorporate as new capabilities for our customers.

Premises Segment:

In our Premises segment, our platform has the capability to secure virtually every place on the planet. Our platform is anchored by the reliability and robustness of our complete security solution. This includes our Velocity single-pane solution and software, our line of controllers and IoT gateways including Mx, our EG Edge controller, our TouchSecure access sensors, our Velocity Vision video and our VisionAI machine-learning based analytics platform, our TS Cards credentials as well as our mobile credentials, and a wide range of integrations.

We build our Premises solution to meet the stringent requirements of the most high-security facilities in the world and offer a complete security solution that includes hardware, software, and professional services. Our broad product portfolio allows us to provide customers a complete deployment, allowing them to consolidate vendors, minimizing execution risk. This also leverages our channel strength as well as the engineering and product investments the company has made. A key focus area for us is growing sales of our software licenses and related maintenance services.

We sell our current high-security solution to customers within the U.S. government. Since we offer a fully featured product portfolio that meets the needs of many end users, we aim to drive sales of our solution to quasi-governmental customers like airports and commercial customers in verticals such as retail, medical, and education. We also expect to drive sales of our enterprise-level solution into the SMB markets that also have high-security needs, thereby expanding the market for our solution. Additionally, we have partnerships with original equipment manufacturers (OEMs) that make our products available to their respective sales teams, leveraging our engineering investment.

- <u>Premises Software</u>: Our software platform for premises digitization enables centralized management of a physical place, including control of doors, cameras, gates, elevators and other building equipment, monitoring users as they move around a facility, preventing unwanted access, maintaining compliance and providing a continuous audit trail. Our platforms are IT-centric and highly scalable from small businesses through global organizations, multi-tenant, special-purpose campuses such as schools, military bases, utilities and others. Our platforms are available as local software or cloud based, accessible through browser, mobile and desktop interfaces. We leverage data infrastructures across LAN's, Wi-Fi, Bluetooth, mobile, RFID and emerging communication standards such as 5G and UWB (Ultra-Wideband). As communications infrastructure becomes fully wireless, low-power and high-security, our software is architected to support seamless migration to fully software-defined systems, compatible with pervasive RFID devices to enable a frictionless, convenient and secure experience in almost any physical location.

- <u>Access Readers & Sensors</u>: As most of the physical infrastructure becomes wireless, virtual and software-defined, the remaining device will be the sensors at the door. As platforms for local presence confirmation, video and audio interaction, and to signal a door to open, we believe our family of TouchSecure (TS) sensors will continue to play a key physical role in providing security and convenience at the door.

- <u>Video Analytics</u>: We have integrated a wide set of machine learning analytics into our Velocity Vision system. Integrated with our Velocity access management platform, we are bringing intelligence to physical security and the entire experience as people interact with buildings and other facilities around them.

Sales & Marketing Strategy

Our go-to-market strategy is consistent across our business. We believe our competitive advantage is our technical expertise, technology and know-how which covers both the user side and the programmer/reader/infrastructure side. With this depth of technology across the overall system we develop and prove our best-in-class use cases with our customers.

- Use-case Proliferation: We apply our digital marketing platforms, sales teams and channel partners to proliferate each use case as best-in-class. We target product engineers or other decision makers to build awareness of a proven solution. We drive our marketing message in terms that engineers value because we have established the benefits from comparable use cases. As a company adopts RFID and delivers superior product experiences, we believe that drives faster adoption by others, until a use-case becomes pervasive.

- Trusted advisor: Reducing adoption cost and risk: We have built a reputation as the trusted advisor to our customers by sharing benefits and pitfalls, risks and tradeoffs, as well as ways to mitigate them. We also communicate the risk of inaction, as others come to market with new capabilities. By highlighting risks of inaction, making customers aware of upcoming competitive threats and sharing insights into how they can confidently build competitive capabilities themselves, we believe we become their trusted advisor early in their learning and decision cycle. Then, because we help with the designs, provide devices as well as reader/programmers, and complete solutions or best-of-breed components, we often become a long-term partner, reducing their risks and efforts and improving their competitive advantages. Throughout this process, confidentiality is paramount. A capability developed uniquely with and for a customer is not shared with another. That is fundamental to our culture and to our business practices.

- Industry Leader and Facilitator: As we develop general use-case capabilities and insights, we share and leverage those cross-industry, adding value and building our competitive advantage. Specific differentiation established with a customer is protected. With this key guideline, we optimize our value across each use case, to each individual customer, and to the industry overall.

Research and Development

In RFID, we are a leader in a wide range of chip use cases, antenna designs across HF, UHF and LF (low frequency) as well as sensors, materials and form factors. We encompass both sides of the underlying technology platforms, the devices themselves as well as the programmers, testers, configurators and readers. We believe this provides credibility with customers, demonstrating an understanding of all components of the devices, because our devices are programming, configuring, testing and validating them at the time of production, as well as in use among customers. Similarly with our physical security IoT platforms, we encompass the total solution. We believe our technology and products span a far greater range of the platform solution than most of our competitors, encompassing readers, controllers, video, cards and software across local, cloud, mobile, and hybrid modes.

Our research and development ("R&D") investment is highly leveraged because we optimally access expertise wherever we believe it is most advanced and most efficient. We maintain RFID R&D in Germany, in the region where the initial NFC and smart card technologies developed, and in Singapore/Southeast Asia, where the most advanced and flexible RFID production is centered. We also deploy Premises software and systems teams in India, Vietnam, Mexico and the U.S.

Proprietary Technology and Intellectual Property

We currently rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. Although we may seek to protect our proprietary technology through patents, it is possible that no new patents will be issued, that our proprietary products or technologies are not patentable, and that any issued patent will fail to provide us with any competitive advantages. The core of our proprietary technology is the combination of our advanced technical expertise combined with our intimate customer knowledge, enabling us to develop bring to market and sometimes patent products uniquely positioned to deliver benefits to customers. We have a portfolio of approximately 36 patent families (designs, patents, utility models, patents pending and exclusive licenses) in individual or regional filings, covering products, electrical and mechanical designs, software systems and methods and manufacturing process ideas for our various businesses. Additionally, we leverage our own ASIC designs for smart card interface in some of our reader devices. Our issued patents expire between 2024 and 2033.

Manufacturing and Sources of Supply

We utilize a combination of our own manufacturing facilities and the services of contract manufacturers in various countries around the world to manufacture our products and components. Our RFID devices are predominantly manufactured and assembled by our own internal manufacturing teams in Singapore and Thailand primarily using locally sourced components and are certified to the ISO 9001:2015 and ISO 14001:2015 quality manufacturing standard. Our premises sensors readers, controllers and software are manufactured primarily in California. Our video appliances are manufactured primarily in Wisconsin and Arizona. The majority of our smart card reader products and components are manufactured in Singapore, Cambodia and South Korea. We have implemented formal quality control programs to satisfy customer requirements for high quality and reliable products. To ensure that products manufactured by third parties are consistent with internal standards, our quality control programs include management of all key aspects of the production process, including establishing product specifications, selecting the components to be used to produce products, selecting the suppliers of these components and negotiating the prices for certain of these components. In addition, we may work with suppliers to improve process control and product design.

For the majority of our product manufacturing, we utilize a global sourcing strategy that serves all business solution areas within the company, which allows us to achieve economies of scale and uniform quality standards for our products. On an ongoing basis, we analyze the need to add alternative sources for both our products and components. For example, we currently utilize the foundry services of external suppliers to produce our ASICs for smart cards readers and RFID devices, and we use chips and antenna components from third-party suppliers. Wherever possible, we have qualified additional sources of supply for components.

Government Regulation

Our business is subject to government regulation as discussed under "Risk Factors".

Human Capital

Our key human capital management objectives are to attract, retain and develop the highest quality talent. To support these objectives, our human resources program is designed to develop talent to prepare them for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce. As of December 31, 2023, we had 394 employees, of which 78 were in research and development, 93 were in sales and marketing, 181 were in manufacturing and 42 were in general and administrative. We are not subject to any collective bargaining agreements and, to our knowledge, none of our employees are currently represented by a labor union. To date, we have experienced no work stoppages and believe that our employee relations are generally good.

Corporate Information

Our corporate headquarters are located in Fremont, California. We maintain research and development facilities in California, India, Germany, manufacturing facilities in Singapore and Thailand, and local operations and sales facilities in Germany, the United Kingdom, Hong Kong, Japan, Canada, and the United States. We were founded in 1990 in Munich, Germany and incorporated in 1996 under the laws of the State of Delaware.

Availability of SEC Filings

We make available through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports free of charge as soon as reasonably practicable after we electronically file such reports with the Securities and Exchange Commission ("SEC"). Our Internet address is www.identiv.com. The content on our website is not, nor should it be deemed to be, incorporated by reference into this Annual Report. Our filings with the SEC are also available to the public through the SEC's website at www.sec.gov.

Item 1A.   *Risk Factors*

Risks Related to Our Customers, Products and Markets, and Our Business

Adverse global and regional economic conditions have and may continue to materially adversely affect our business, results of operations and financial condition.

We conduct operations internationally with sales in the Americas, Europe and the Middle East, and Asia-Pacific regions. Our manufacturing operations and third-party contract manufacturers are located in China, Singapore, and Thailand/Southeast Asia. We also purchase certain products and key components from a limited number of sources that depend on the supply chain, including freight, to receive components, transport finished goods and deliver our products across the world. As a result, adverse global and regional economic conditions may materially adversely affect our business, results of operations and financial condition.

Such conditions, including but not limited to inflation, slower growth or recession, higher interest rates and currency fluctuations, and other conditions that may impact consumer confidence and spending may adversely affect demand for our products. During fiscal years 2023 and 2022, we were impacted by adverse macroeconomic conditions including but not limited to inflation, foreign currency fluctuations, and the slowdown of economic activity around the globe. Adverse conditions included experiencing delays and reductions in customer orders, shifting supply chain availability and component shortages. We also continue to be affected by supply chain challenges. Global economic conditions have also impacted our suppliers, contract manufacturers, logistics providers, and distributors, causing increases in cost of materials and higher shipping and transportation rates, which then impacted the pricing of our products. Price increases may not successfully offset cost increases or may cause us to lose market share and, in turn, may adversely impact our operations.

We depend on a number of suppliers and contract manufacturers for the production of our products and components making us potentially vulnerable to supply disruption.

Our reliance on suppliers and contract manufacturers for the production of our products and hardware components has and may continue to result in product delivery problems and delays. We may suffer a disruption if the supply of components causes us to be unable to purchase sufficient components on a timely basis. For example, the recent global semiconductor shortage that began in 2021 has and may continue to adversely impact our ability to meet product demand in a timely fashion. This shortage may persist for an indefinite period of time and has and may continue to have a negative impact on our revenue and operating results. Low inventory levels can affect our ability to meet customer demand, lengthen lead times and potentially cause us to miss opportunities, lose market share and/or damage customer relationships, also adversely affecting our business. Although we have taken steps to ensure we have adequate supply for expected customer demand, there can be no assurance that our efforts will be successful. If we are not able to get the necessary products and components on a timely basis, our business, financial condition and results of operations may be adversely affected.

Our financial performance depends on the extent and pace of RFID market adoption and end-user adoption of our RFID products and the timing of new customer deployments.

Our financial performance depends on the pace, scope and depth of end-user adoption of our RFID products in multiple industries. That pace, scope and depth continued to accelerate during 2023 which has caused large fluctuations in our operating results. If RFID market adoption, and adoption of our products specifically, does not meet our expectations, then our growth prospects and operating results will be adversely affected. If we are unable to meet end-user or customer volume or performance expectations, then our business prospects may be adversely affected. In addition, given the uncertainties of the specific timing of our new customer deployments, we cannot be assured that we will have appropriate inventory and capacity levels or that we will not experience inventory shortfalls or overages in the future. We seek to mitigate those risks by being deeply embedded in our customers' design cycle, working with our chip partners on long lead time components, managing our limited capital equipment needs within a short cycle and expanding our facilities to accommodate several scenarios for growth potential. If end users with sizable projects change or delay them, we may experience significant fluctuation in revenue on a quarterly or annual basis, and we anticipate that such uncertainty and fluctuations may continue to characterize our business for the foreseeable future.

The impact of health epidemics, pandemics and other outbreaks of infectious disease, such as the global pandemic caused by COVID-19, could negatively impact our operations, supply chain and customer base.

Our business and operations have and may in the future be adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, such as the global COVID-19 pandemic. The recent COVID-19 pandemic and efforts to control its spread severely restricted the level of economic activity around the world, which has and may continue to impact timing of demand for our products and services. Our operations and supply chains for certain of our products or services may be negatively impacted by the regional or global outbreak of illnesses, including a resurgence of COVID-19 variants. Any resulting quarantines, labor shortages or other disruptions to our operations, or those of our suppliers or customers, have and may continue to adversely impact our sales and operating results, including through additional expenses and strain on the business as well as our supply chain. In addition, an outbreak of infectious disease could adversely affect some of the market verticals that we participate in as well as the general economies and financial markets of many countries, including those in which we operate, negatively impact supply and demand for our products and services, and result in delayed sales and extended payment cycles for our products and services. Further, a recession, depression, excessive inflation or other sustained adverse market events resulting from the outbreak of infectious diseases that may occur, could materially and adversely affect our business and that of our customers or potential customers. We are unable to accurately fully predict the effect of any such health concerns on our business, which could be affected by other factors we are not currently able to predict, including the success of actions taken to contain or treat future outbreaks of infectious diseases and reactions by consumers, companies, governmental entities and capital markets.

Our business could be adversely affected by reductions or delays in the purchase of our products or services for government security programs in the United States and globally.

We derive a substantial portion of our revenues from indirect sales to U.S. federal, state and local governments and government agencies, as well as from subcontracts under federal government prime contracts. Large government programs are an important market for our business, as high-security systems employing physical access, smart card, RFID or other access control technologies are increasingly used to enable applications ranging from authorizing building and network access for federal employees to paying taxes online, to citizen identification, to receiving health care. We believe that the success and growth of our business will continue to be influenced by our successful procurement of government business either directly or through our indirect sales channels. Accordingly, changes in government purchasing policies or government budgetary constraints, including government shutdowns, could directly affect our financial performance. Sales to government agencies and customers primarily serving the U.S. government, including further sales pursuant to existing contracts, may be adversely affected by factors outside our control, such as, federal government shutdowns or other Congressional actions to reduce federal spending, and by adverse economic, political or market conditions. A reduction in current or future anticipated sales to the U.S. government sector could harm our results of operations.

Additionally, we anticipate that an increasingly significant portion of our future revenues will come from government programs outside the U.S., such as electronic national identity, eGovernment and eHealth programs. We currently supply smart card readers, RFID products and credential provisioning and management solutions for various government programs in Europe, Asia and Australia and are actively targeting additional programs in these and other geographic areas. However, the allocation and availability of funding for such programs are often impacted by economic or political factors over which we have no control, and which may cause delays in program implementation, which could negatively impact our sales and results of operations.

Our U.S. government business depends upon the continuance of regulations that require federal agencies to implement security systems such as ours, and upon our ability to receive certain government approvals or certifications and demonstrate compliance in government audits or investigations. A failure to receive these government approvals or certifications or a negative audit result could result in a material adverse impact on our business, financial condition and results of operations.

While we are not able to quantify the amount of sales made to end customers in the U.S. government market due to the indirect nature of our selling process, we believe that orders from U.S. government agencies represent a significant portion of our revenues. The U.S. government, suppliers to the U.S. government and certain industries in the public sector currently fall, or may in the future fall, under regulations that require federal agencies to implement security systems that utilize physical and logical access control products and solutions such as ours. These regulations include, but are not limited to, HSPD 12 and FIPS 201 produced by the National Institute of Standards and Technology ("NIST"). Discontinuance of, changes in, or lack of adoption of laws or regulations pertaining to security related to sales to end customers in the U.S. government market could adversely affect our sales.

Our U.S. government business is also dependent upon the receipt of certain governmental approvals or certifications and failure to receive such approvals or certifications could have a material adverse effect on our sales in those market segments for which such approvals or certifications are customary or required. Government agencies in the U.S. and other countries may audit our business as part of their routine audits and investigations of government procurement programs. Based on the outcome of any such audit, if any of our costs are found to be improperly allocated to a specific order, those costs may not be reimbursed, and any costs already reimbursed for such order may have to be refunded. If a government agency audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions. A negative audit could materially affect our competitive position and result in a material adverse impact on our business, financial condition and results of operations.

Our revenues may decline if we cannot compete successfully in an intensely competitive market.

We target our products at the rapidly evolving market for security technologies. Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products or solutions and may be able to deliver competitive products or solutions at a lower end user price.

We also experience indirect competition from certain of our customers who currently offer alternative products or solutions or are expected to introduce competitive offerings in the future. For example, in our Premises business, many of our dealer channel partners act as system integrators, providing installation and service, and therefore carry competitive lines of products and systems. This is a common practice within the industry as the integrators need access to multiple lines in order to support all potential service and user requirements. Depending on the technical competence of their sales forces, the comfort level of their technical staff with our systems and price pressures from customers, these integrators may choose to offer a competitor's product. There is also business pressure to provide some level of sales to all vendors to maintain access to a range of products and systems.

We believe that the principal competitive factors affecting the markets for our products and solutions include:

- the extent to which products and systems must support evolving industry standards and provide interoperability;

- the extent to which products are differentiated based on technical features, quality and reliability, ease of use, strength of distribution channels and price;

- the ability to quickly develop new products and solutions to satisfy new market and customer requirements; and

- the total cost of ownership including installation, maintenance and expansion capability of systems.

Increased competition and increased market volatility in our industry could result in lower prices, reduced margins or the failure of our product and service offerings to achieve or maintain market acceptance, any of which could have a serious adverse impact on our business, financial condition and results of operations.

Our percentage of revenue and customer concentration is significant in certain of our businesses.

Sales to our ten largest customers accounted for 30%, 25% and 32% of total net revenue in 2023, 2022 and 2021, respectively. One customer accounted for 12% of net revenue in 2023, while no customer accounted for 10% or more of net revenue in 2022 and 2021. A significant amount of revenue is sourced from sales of products and systems to our OEM partners and an indirect sales network who sell to various entities within the U.S. federal government sector. We cannot guarantee that future reductions in U.S. government budgets will not impact our sales to these government entities or that the terms of existing contracts will not be subject to renegotiation. Our loss of one or more significant customers could have a significant adverse impact on our business, financial condition and results of operations.

Our business will not be successful if we do not keep up with the rapid changes in our industry.

The market for security products and related services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. To be competitive, we have to continually improve the performance, features and reliability of our products and services, particularly in response to competitive offerings, and quickly demonstrate the value of new products and services or enhancements to existing products and services. Our failure to develop and introduce new products and services successfully on a timely basis and to achieve market acceptance for such products and services could have a significant adverse impact on our business, financial condition and results of operations.

Security breaches, whether or not related to our products, could result in the disclosure of sensitive government information or private personal information that could result in the loss of clients and negative publicity.

Many of the systems we sell manage private personal information or protect sensitive information related to our customers in the government or commercial markets. A well-publicized actual or perceived breach of network or computer security in one of these systems, regardless of whether such a breach is attributable to our products, could adversely affect the market's perception of us and our products, and could result in the loss of customers, have an adverse effect on our reputation and reduce demand for our products.

As part of our technical support services, we agree, from time to time, to possess all or a portion of the security system database of our customers. This service is subject to a number of risks. For example, despite our security measures, our systems may be vulnerable to cyber-attacks by hackers, physical break-ins and service disruptions that could lead to interruptions, delays or loss of data. If any such compromise of our security were to occur, it could be very expensive to correct, could damage our reputation and result in the loss of customers, and could discourage potential customers from using our services. We could also be liable for damages and penalties. Although we do not believe we have experienced a cyber or physical security breach, we may experience breaches in the future. Our systems also may be affected by outages, delays and other difficulties. In addition, our insurance coverage may be insufficient to cover losses and liabilities that may result from such events.

Our business and reputation may be adversely affected by information technology system failures or network disruptions.

We may be subject to information technology system failures and network disruptions. These may be caused by natural disasters, accidents, power disruptions, telecommunications failures, large-scale cybersecurity attacks, acts of terrorism or war, computer viruses, physical or electronic break-ins, or other events or disruptions. System redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions could compromise company or customer data and result in delayed or cancelled orders and expose us to liability. System failures and disruptions could also impede the manufacturing and shipping of products, delivery of online services, processing of transactions and reporting of financial results. In addition, any such failures or disruptions could harm our reputation. Although we do not have operations in Russia or Ukraine, we do not and cannot know if the current uncertainties in these geopolitical areas may escalate and result in broad economic and security conditions, which could result in material implications for our business.

Sales of our products could decline and we could be subject to legal claims for damages if our products are found to have defects.

Despite our testing efforts, our products may contain defects that are not detected until after the products have been shipped. The discovery of defects or potential defects may result in damage to our reputation, delays in market acceptance of our products and additional expenditures to resolve issues related to the products' implementation. If we are unable to provide a solution to actual or potential product defects that is acceptable to our customers, we may be required to incur substantial costs for product recall, repair and replacement, or costs related to legal or warranty claims made against us.

The global nature of our business exposes us to operational and financial risks and our results of operations could be adversely affected if we are unable to manage them effectively.

We market and sell our products and solutions to customers in many countries around the world. To support our global sales, customer base and product development activities, we maintain offices and/or business operations in several locations around the world, including the United Kingdom, Germany, Hong Kong, India, Japan, Singapore, Thailand, Canada, and the U.S. We also maintain manufacturing facilities in Singapore, Thailand and California and engage contract manufacturers in multiple countries outside the U.S. Managing our global development, sales, administrative and manufacturing operations places a significant burden on our management resources and our financial processes and exposes us to various risks, including:

- longer accounts receivable collection cycles;
- changes in foreign currency exchange rates;
- compliance with and changes in foreign laws and regulatory requirements;
- changes in political or economic conditions and stability, particularly in emerging markets;
- difficulties managing widespread sales and manufacturing operations and related costs;
- export controls;
- natural disasters;
- less effective protection of our intellectual property; and
- potentially adverse tax consequences.

Any failure to effectively mitigate these risks and effectively manage our global operations could have a material adverse effect on our business, financial condition or operating results.

If current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries, which could cause our business, financial condition and results of operations to suffer.

Some of our products are subject to export controls or other laws restricting the sale of our products under the laws of the U.S., the European Union ("EU") and other governments. The export regimes and the governing policies applicable to our business are subject to change. We cannot be certain that such export authorizations will be available to us or for our products in the future. In some cases, we rely upon the compliance activities of our prime contractors, and we cannot be certain they have taken or will take all measures necessary to comply with applicable export laws. If we or our prime contractor partners cannot obtain required government approvals under applicable regulations, we may not be able to sell our products in certain international jurisdictions.

A significant portion of our revenue is through an indirect sales channel, and the loss of dealers, systems integrators, resellers, or other channel partners could result in decreased revenue.

We currently use an indirect sales channel that includes dealers, systems integrators, value added resellers and resellers to sell a significant portion of our products and solutions, primarily into markets or to customers where the channel partner may have closer customer relationships or greater access than we do. Some of these channel partners also sell our competitors' products, and if they favor our competitors' products for any reason, they may fail to market our products as effectively or to devote necessary resources that result in sales of our products, which could cause our sales to suffer. Indirect selling arrangements are intended to benefit both us and the channel partner, and may be long- or short-term relationships, depending on market conditions, competition in the marketplace and other factors. If we are unable to maintain effective indirect sales channels, there could be a reduction in the amount of product we are able to sell, and our revenues could decrease.

We depend upon third-party manufacturers and a limited number of suppliers, and if we experience disruptions in our supply chain or manufacturing, our business may suffer.

We rely upon a limited number of suppliers for some key components of our products which exposes us to various risks, including whether or not our suppliers will provide adequate quantities with sufficient quality on a timely basis and the risk that supplier pricing may be higher than anticipated. In addition, some of the basic components used in some of our products, such as semiconductors, may at any time be in great demand. This could result in components not being available to us in a timely manner or at all, particularly if larger companies have ordered significant volumes of those components, or in higher prices being charged for components we require. Disruption or termination of the supply of components or software used in our products could delay shipments of our products, which could have a material adverse effect on our business and operating results and could also damage relationships with current and prospective customers.

Many of our products are manufactured outside the U.S. by contract manufacturers. Our reliance on these manufacturers poses a number of risks, including lack of control over the manufacturing process and ultimately over the quality and timing of delivery of our products. If any of our contract manufacturers cannot meet our production requirements, we may be required to rely on other contract manufacturing sources or identify and qualify new contract manufacturers, and we may not be able to do this in a timely manner or on reasonable terms. Additionally, we may be subject to currency fluctuations, potentially adverse tax consequences, unexpected changes in regulatory requirements, tariffs and other trade barriers, export controls, natural disasters, or political and economic instability. Any significant delay in our ability to obtain adequate supplies of our products from our current or alternative manufacturers could materially and adversely affect our business and operating results. In addition, if we are not successful at managing the contract manufacturing process, the quality of our products could be jeopardized or inventory levels could be inadequate or excessive, which could result in damage to our reputation with our customers and in the marketplace, as well as possible shortages of products or write-offs of excess inventory.

Our success depends largely on the continued service and availability of key personnel.

Our future success depends on our ability to continue to attract, retain, and motivate our senior management as well as qualified technical personnel, particularly software engineers. Competition for these employees is intense and many of our competitors may have greater name recognition and significantly greater financial resources to better compete for these employees. If we are unable to retain our existing personnel, or attract and train additional qualified personnel, our growth may be limited. Our key employees are employed on an "at will" basis, meaning either we or the employee may terminate their employment with us at any time. The loss of key employees could slow our product development processes and sales efforts or harm our reputation. Also, if our stock price declines, it may result in difficulty attracting and retaining personnel as equity incentives generally comprise a significant portion of our employee compensation. Further, restructurings and reductions in force that we have recently experienced may have a negative effect on employee morale and the ability to attract and retain qualified personnel.

We may be required to settle in cash a conditional restricted stock unit grant to our Chief Executive Officer upon the consummation of a Corporate Event.

In October 2023, our board of directors approved a conditional commitment to issue restricted stock units to Mr. Humphreys pursuant to that certain employment letter agreement with Mr. Humphreys dated as of September 14, 2015 and the amendment thereto dated as of October 4, 2023 (as so amended, the "Agreement"). In the event of (i) a sale or merger of a material business unit at a price and on terms determined by the board of directors to constitute a qualifying transaction or (ii) a Change of Control, as defined in the Agreement (each, a "Corporate Event") prior to October 4, 2027 and subject to Mr. Humphreys' continued employment with the Company (except as provided in the Agreement), we will be required to grant Mr. Humphreys 365,000 fully vested restricted stock units (the "Conditional Award"), effective as of immediately prior to the consummation of the Corporate Event, which will settle for either stock or cash upon the consummation of the Corporate Event in accordance with the Agreement. If we do not have sufficient available stock reserved under our 2011 Incentive Compensation Plan at the time, we would be required to settle a portion or all of the Conditional Award in cash, based on the fair market value of our common stock as provided in the Agreement. The amount of any such cash settlement could be material.

We cannot assure you that our evaluation of strategic alternatives will result in any outcomes that maximize stockholder value.

We previously disclosed that our board of directors initiated an exploration of strategic alternatives for the Company intended to maximize stockholder value, and such strategic review is a major focus of our Company. No assurance can be given as to the outcome of the process, including whether the process will result in a transaction, the timing of any such transaction or whether any transaction will successfully achieve its intended benefits.

Risks Related to Our Financial Results, Liquidity and Need for Additional Capital

Our revenue and operating results are subject to significant fluctuations and such fluctuations may lead to a reduced market price for our stock.

Our revenue and operating results have varied in the past and will likely continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily meaningful, but securities analysts and investors often rely upon these comparisons as indicators of future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, or the guidance that we provide, the market price of our stock would likely decline.

Factors that have caused our results to fluctuate in the past and which are likely to affect us in the future include the following:

- business and economic conditions overall and in our markets;

- the timing and size of customer orders, including orders that may be tied to annual or other budgetary cycles, seasonal demand, product plans or program roll-out schedules;

- the effects of U.S. government shutdowns, spending cuts and other changes in budget allocation or availability that create uncertainty for customers in certain parts of our business;

- the absence of significant backlog in our business;

- cancellations or delays of customer orders or the loss of a significant customer;

- the length of sales cycles associated with our product or service offerings;

- variations in the mix of products and services we sell;

- reductions in the average selling prices that we are able to charge due to competition, new product introductions or other factors;

- the impact of increasing freight and logistics costs;

- our ability to obtain an adequate supply of quality components and to deliver our products on a timely basis;

- our inventory levels and the inventory levels of our customers and indirect sales channels;

- the extent to which we invest in development, sales and marketing, and other expense categories;

- acquisitions, dispositions or organizational restructuring;

- fluctuations in the value of foreign currencies against the U.S. dollar;

- the cost or impact of litigation; and

- the write-off of trade receivables and investments.

Estimating the amount and mix of future revenues is difficult, and our failure to do so accurately could affect our ability to be profitable or reduce the market price for our stock.

Accurately estimating future revenues is difficult because the purchasing patterns of our customers can vary depending upon a number of factors. We sell our smart card readers primarily through a channel of distributors who place orders on an ongoing basis depending on their customers' requirements. As a result, the size and timing of these orders can vary from quarter to quarter. Market demand for RFID and NFC technology is resulting in larger program deployments of these products and components, as well as increasing competition for these solutions. Across our business, the timing of closing larger orders increases the risk of quarter-to-quarter fluctuation in revenues. If orders forecasted for a specific group of customers for a particular quarter are not realized or revenues are not otherwise recognized in that quarter, our operating results for that quarter could be materially adversely affected. In addition, from time to time, we may experience an unexpected increase or decrease in demand for our products resulting from fluctuations in our customers' budgets, purchasing patterns or deployment schedules. These occurrences are not always predictable and can have a significant impact on our results in the period in which they occur. Failure to accurately forecast customer demand may result in excess or obsolete inventory, which if written down might adversely impact our cost of revenues and financial condition.

In addition, our expense levels are based, in significant part, upon our expectations as to future revenues and are largely fixed in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Any significant shortfall in revenues in relation to our expectations could have an immediate and significant effect on our operating results for that quarter and may lead to a reduced market price for our stock.

If we are not able to secure additional capital when needed, our business could be adversely affected.

We may seek or need to raise additional funds for capacity expansion, general corporate and commercial purposes or for acquisitions. Our ability to obtain financing depends on our historical and expected future operating and financial performance, and is also subject to prevailing economic conditions and to financial, business and other factors beyond our control. If we are unable to secure additional financing when desired, our ability to fund our business operations, make capital expenditures, pursue additional expansion or acquisition opportunities, or have resources available to capitalize on other opportunities could be limited, and this could adversely impact our financial results. There can be no assurance that additional capital will be available to us on favorable terms or at all. The sale of additional debt or equity securities may cause dilution to existing stockholders. Any debt or equity securities issued may also provide for rights, preferences or privileges senior to those of our common stock and could impose significant restrictions on our operations.

Fluctuations in foreign exchange rates between the U.S. dollar and other major currencies in which we do business may adversely affect our business, financial condition and results of operations.

A significant portion of our business is conducted in foreign currencies, principally the euro, Indian Rupee and Thai Baht. Fluctuations in the value of foreign currencies relative to the U.S. dollar will result in currency exchange gains and losses in our reported results. If a significant portion of operating expenses are incurred in a foreign currency such as the euro, Indian Rupee or Thai Baht, and revenues are generated in U.S. dollars, exchange rate fluctuations might have a positive or negative net financial impact on these transactions, depending on whether the value of the U.S. dollar decreases or increases compared to that currency. In addition, the valuation of current assets and liabilities that are denominated in a currency other than the functional currency can result in currency exchange gains and losses. For example, when one of our subsidiaries uses the euro as the functional currency, and this subsidiary has a receivable in U.S. dollars, a devaluation of the U.S. dollar against the euro of 10% would result in a foreign exchange loss to the reporting entity of 10% of the value of the underlying U.S. dollar receivable. We cannot predict the effect of exchange rate fluctuations upon future operating results. The effect of currency exchange rate changes may increase or decrease our costs and/or revenues in any given period, and we may experience currency losses in the future. To date, we have not adopted a hedging program to protect against the risks associated with foreign currency fluctuations.

Risks Related to Our Intellectual Property, and Litigation

We may not be able to protect our intellectual property rights, which could make us less competitive and cause us to lose market share.

Our future success will depend, in part, upon our intellectual property rights and our ability to protect these rights. We rely on a combination of patent, copyright, trademark and trade secret laws, nondisclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights. From time to time, we may be required to use litigation to protect our proprietary technology. As a result, we may incur substantial costs and we may not be successful in any such litigation. Despite our efforts to protect our proprietary rights, unauthorized third parties may copy aspects of our products, obtain and use information that we regard as proprietary, or infringe upon our patents. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to the same extent as do the laws in the U.S. Because many of our products are sold and a significant portion of our business is conducted outside the U.S., our exposure to intellectual property risks may be higher. Our efforts to protect our proprietary and intellectual property rights may not be adequate. Additionally, there is a risk that our competitors will independently develop similar technology or duplicate our products or design around patents or other intellectual property rights. If we are unsuccessful in protecting our intellectual property or our products or technologies are duplicated by others, our competitive position could be harmed and we could lose market share.

As an example, the complexity and uncertainty of European patent laws have increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023 which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (UPC). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of the unitary patent system and any potential changes.

We face risks from claims of third parties and litigation, which could have an adverse effect on our results of operations.

We have received, and may in the future receive, notices of claims of infringement and misappropriation or misuse of other parties' proprietary rights. From time to time, we are subject to claims of third parties, possibly resulting in litigation, which could include, among other things, claims regarding infringement of the intellectual property rights of third parties, product defects, employment-related claims, and claims related to acquisitions, dispositions or restructurings. We cannot assure you that we will prevail in such actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, alleging infringement by us of third-party patents and trademarks or challenging the validity of our patents, will not be asserted or prosecuted against us. Addressing any such claims or litigation may be time-consuming and costly, divert management resources, cause product shipment delays, require us to redesign our products, require us to accept returns of products and to write-off inventory, or result in other adverse effects to our business. Any of the foregoing could have a material adverse effect on our results of operations and could require us to pay significant monetary damages.

We expect the likelihood of intellectual property infringement and misappropriation claims may increase as the number of products and competitors in the security market grows and as we increasingly incorporate third-party technology into our products. As a result of infringement claims, we could be required to license intellectual property from a third party or redesign our products. Licenses may not be offered when required or on acceptable terms. If we do obtain licenses from third parties, we may be required to pay license fees or royalties or we may be required to license some of our intellectual property to others in return for such licenses. If we are unable to obtain a license necessary for us or our third-party manufacturers to manufacture our allegedly infringing products, we could be required to suspend the manufacture of products or stop our suppliers from using processes that may infringe the rights of third parties. We may also be unsuccessful in redesigning our products. Our suppliers and customers may be subject to infringement claims based on intellectual property included in our products. We have historically agreed to indemnify our suppliers and customers for patent infringement claims relating to our products. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney's fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement.

We have in the past been named as a defendant in putative securities class action and derivative lawsuits.

Securities class action lawsuits have often been brought against a company following periods of volatility in the market price of its securities. Companies such as ours in the technology industry are particularly vulnerable to this kind of litigation due to the volatility of their stock prices. We have in the past been named as a defendant in putative securities class action and derivative lawsuits and may again be so named in the future. Any litigation to which we were a party has and may in the future result in the diversion of management attention and resources from our business and business strategy. In addition, any litigation to which we may become a party to may result in onerous or unfavorable judgments that may not be reversed upon appeal and that may require us to pay substantial monetary damages or fines, or we may decide to settle lawsuits on similarly unfavorable terms, which could have a material adverse effect our business, financial condition or results of operations.

Risks Relating to Our Financial Reporting and Disclosure

Any failure to maintain an effective system of disclosure and internal controls over financial reporting, or our ability to produce timely and accurate financial statements, could adversely affect investor confidence in us.

As a public company, we must maintain effective disclosure controls and procedures and internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we identify one or more material weaknesses in our internal controls, our management will be unable to conclude that our internal control over financial reporting is effective. Our independent registered public accounting firm is required to issue an attestation report on the effectiveness of our internal control over financial reporting every fiscal year. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including identifying material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which could adversely affect the market price of our common stock. We could also be subject to sanctions or investigations by The Nasdaq Stock Market, the SEC and other regulatory authorities.

We incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We incur significant legal, accounting, administrative and other costs and expenses as a public company. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Our management and other personnel need to devote a substantial amount of time to these compliance and disclosure obligations. If these requirements divert the attention of our management and personnel from other aspects of our business, they could have a material adverse effect on our business, financial condition and results of operations. Moreover, these rules and regulations applicable to public companies substantially increase our legal, accounting and financial compliance costs, require that we hire additional personnel and make some activities more time-consuming and costly. It may also be more expensive for us to obtain director and officer liability insurance.

General Risk Factors

Our stock price has been and is likely to remain volatile.

Over the past several years, The Nasdaq Capital Market has experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. Volatility in our stock price may result from a number of factors, some of which are beyond our control, including, among others:

- low volumes of trading activity in our stock;

- technical trading patterns of our stock;

- variations in our or our competitors' financial and/or operational results;

- the fluctuation in market value of comparable companies in any of our markets;

- expected or announced news about strategic partner relationships, customer wins or losses, product announcements or organizational changes;

- comments and forecasts by securities analysts;

- litigation developments;

- global developments, including war, acts of terrorism, contagions such as COVID-19, and other such events; and

- general market downturns.

In addition, the stock market has experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our common stock, regardless of our actual operating performance.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our stock, and future sales of shares of our common stock could adversely affect our stock price.

We have issued a significant number of shares of our common stock as well as warrants to purchase shares of our common stock, in connection with a number of financing transactions and acquisitions in the recent years. In the future, from time to time we may issue additional previously authorized and unissued securities, resulting in additional dilution of the ownership interests of our current stockholders.

In addition, we have reserved shares of common stock for potential future issuance including stock issuable pursuant to our equity incentive plans and the conversion of our preferred stock. As of March 1, 2024, 1,202,748 shares of common stock are reserved for future grants and outstanding equity awards under our equity incentive plans and an additional 8,231,477 shares of common stock are reserved for future issuance in connection with other potential issuances, including conversion of our preferred stock. We may issue additional shares of common stock or other securities that are convertible into or exercisable for shares of common stock in connection with the hiring of personnel, future acquisitions, and future financings or for other business purposes. If we issue additional securities, the aggregate percentage ownership of our existing stockholders will be reduced. In addition, any new securities that we issue may have rights senior to those of our common stock. The issuance of additional shares of common stock or preferred stock or other securities, or the perception that such issuances could occur, may create downward pressure on the trading price of our common stock.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by another company, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us or enter into a material transaction with us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. These provisions will apply even if the offer were to be considered adequate by some of our stockholders. Because these provisions may be deemed to discourage a change of control, they may delay or prevent the acquisition of our Company, which could decrease the value of our common stock.

ITEM 1B.   *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C.   *CYBERSECURITY*

Risk Management and Strategy

We have established policies and processes for assessing, identifying and managing material cybersecurity risks, and have integrated these processes into our overall risk management processes. We have also established policies and processes for managing and responding to material cybersecurity incidents.

We routinely assess material cybersecurity risks, including potential unauthorized occurrences on, or conducted through, our information systems that may compromise the confidentiality, integrity or availability of those systems or information maintained in them. We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments when there is a material change in our business practices that we believe could affect information systems that are vulnerable to cybersecurity threats. These risk assessments include identifying reasonably foreseeable internal and external risks and the potential harm if the risks were to materialize using tools such as a SIEM (Network and Cloud Platform Log Collector), Network Vulnerability Scanner, and other utilities for monitoring all Company assets. We conduct these risk assessments directly and also engage security product platform support teams as needed.

Following these risk assessments, we evaluate how to appropriately implement and maintain reasonable safeguards to mitigate identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate members of our management team, including our executive staff, IT team, and Global Director of IT who reports to our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), to manage the risk assessment and mitigation process. As part of our overall risk management, we collaborate cross-functionally to monitor and test our safeguards and to train our employees on cybersecurity risks and safeguards. We offer cybersecurity training programs for employees at all levels and departments.

We require appropriate third-party service providers to certify that they can implement and maintain appropriate security measures, consistent with all applicable laws, in connection with their work for us, and to promptly report any suspected breach of their security measures that may affect our Company. We oversee and identify risks from cybersecurity threats associated with our use of service providers through an onboarding vendor risk management program.

While we have not, as of the date of this Annual Report on Form 10-K, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business strategy, results of operations, or financial condition, there can be no guarantee that we will not experience such threats or incidents in the future. Like any technology provider, we have experienced cybersecurity incidents in the past which were remediated on a case-by-case basis. See "Risk Factors" for more information on our cybersecurity risks.

Cybersecurity Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors has been responsible for monitoring and assessing our strategic risk exposure with respect to cybersecurity risks and, going forward, the audit committee of our board of directors will oversee management of such risks. Our executive officers, including our CEO and CFO, are responsible for day-to-day management of the material risks we face.

Our Global Director of IT, in coordination with our executive officers, including our CEO and CFO, are responsible for assessing and managing material risks from cybersecurity threats, as well as managing and responding to material cybersecurity incidents if any occur. Our Global Director of IT has over 30 years of experience in various information technology roles, which experience includes management of cybersecurity matters, including over 20 years of experience as an IT Director. Our CEO has over 30 years of experience in information technology and cybersecurity risk management at the Company and at similar companies, and our CFO has over 10 years of experience in risk management at the Company and at similar companies, including risks arising from cybersecurity threats.

Our Global Director of IT provides weekly briefings to the CEO and CFO about our cybersecurity risks and activities, including cybersecurity incidents and responses, cybersecurity systems testing, third-party activities and related topics. In the event threats and incidents are identified as potentially significant, the CEO and CFO will promptly report to our audit committee. As part of our continued investment in developing our overall risk management process, going forward, our Global Director of IT will provide periodic updates to the audit committee on the Company's cybersecurity policies and processes, material cybersecurity risks and mitigation strategies, and the audit committee will provide periodic reports to the board of directors on such matters.

ITEM 2.   *PROPERTIES*

Our corporate headquarters are located in Fremont, California and we maintain operational headquarters in Santa Ana, California. We lease additional facilities to house our engineering, sales and marketing, administrative and manufacturing functions. At December 31, 2023, our major facilities consisted of the following:

Location	Function	Square Feet	Lease Expiration
Fremont, California	Corporate headquarters	3,082	November 2024
Santa Ana, California	Administration; manufacturing; research and development	34,599	January 2028
Sauerlach, Germany	European operations; research and development; sales	5,156	April 2026
Chennai, India	Research and development	17,500	September 2024
Ayutthaya, Thailand	RFID/NFC product manufacturing	22,604	March 2028
Singapore	RFID/NFC product manufacturing	27,545	August 2026

ITEM 3.   *LEGAL PROCEEDINGS*

We may from time to time become subject to various legal proceedings and claims arising in the ordinary course of business or could be named a defendant in other lawsuits. Legal proceedings could result in material costs, occupy significant management resources and entail penalties, even if we prevail. The outcome of such claims or other proceedings cannot be predicted with certainty and may have a material effect on our financial condition, results of operations or cash flows. We are not a party to any material legal proceedings as of December 31, 2023.

ITEM 4.   *MINE SAFETY DISCLOSURES*

Not applicable.

Information About Our Executive Officers

Information concerning our executive officers as of March 1, 2024 is as follows:

Steven Humphreys, 62, has served as our CEO since September 2015 and as a director since July 1996. Mr. Humphreys previously served as Chairman of the Board from September 2013 until September 9, 2015. Previously, he also served as Lead Director from May 2010 until April 2013 and as Chairman of the Board from April 2000 to March 2007. Mr. Humphreys also served as President of the Company from July 1996 to December 1996 and as President and Chief Executive Officer from January 1997 to July 1999. From November 2011 to December 2014, Mr. Humphreys served as chief executive officer of Flywheel Software, Inc., a location-based mobile solutions company. From October 2008 until its acquisition by SMSC in February 2011, Mr. Humphreys served as Chief Executive Officer and President of Kleer Corporation, a provider of wireless audio technology. From October 2001 to October 2003, he served as Chairman of the Board and Chief Executive Officer of ActivIdentity Corporation ("ActivIdentity"), a provider of digital identity solutions, a publicly-listed company until its acquisition by HID Global in December 2010. He also served as a director of ActivIdentity from March 2008 until December 2010. Previously, Mr. Humphreys was President of Caere Corporation ("Caere"), a publicly-listed optical character recognition software company. Prior to Caere, he spent ten years with General Electric in a variety of factory automation and information technology positions, most recently leading the Information Delivery Services business unit of GE Information Services. Philanthropically, Mr. Humphreys has been an elected public school board trustee and a contributor to a range of education-oriented charities. He also serves on the board of Summit Public Schools, a charter school system with schools across the West Coast, and developer of the Summit Learning System, developed in cooperation with Facebook and deployed in over 1,000 schools nationwide. Mr. Humphreys holds a B.S. degree from Yale University and M.S. and M.B.A. degrees from Stanford University.

Justin Scarpulla, 50, has served as our CFO since December 2021. Mr. Scarpulla previously served as Director of Finance at Space Exploration Technologies Corp., a company that designs, manufactures and launches advanced rockets and spacecraft, from May 2017 to December 2021. From May 2016 to May 2017, Mr. Scarpulla served as Vice President of Accounting & Finance at Incipio, LLC, a designer and manufacturer of mobile device accessories and technologies. Mr. Scarpulla served as Vice President and Corporate Controller at Vizio, Inc. (NYSE: VZIO), a designer and manufacturer of entertainment-focused technologies, from 2015 to 2016 and at JustFab, Inc., an online subscription fashion retailer, from 2014 to 2015. He also served as Chief Accounting Officer and Corporate Controller at MaxLinear, Inc. (NYSE: MXL), a provider of radio frequency, analog, digital and mixed-signal integrated circuits, from 2011 to 2014. From 1999 to 2011, Mr. Scarpulla held various roles in finance at Broadcom Corporation (Nasdaq: BRCM), a provider of semiconductor and infrastructure software solutions, including Director of Financial Reporting. Mr. Scarpulla is a Certified Public Accountant and started his career at Ernst & Young LLP. Mr. Scarpulla holds a B.A. in Accounting and Finance from California State University Fullerton.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on The Nasdaq Capital Market under the symbol "INVE." According to data available at March 5, 2024, we had 106 registered holders of our common stock. Not represented in this figure are individual stockholders in Germany whose custodian banks do not release stockholder information to us.

During the three months ended December 31, 2023, we repurchased 54,012 shares of our common stock. The table below sets forth information regarding the Company's purchases of its common stock during the three months ended December 31, 2023:

	Issuer Purchases of Equity Securities			
Period	Total number of shares purchased[1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
October 1, 2023 – October 31, 2023	11,737	$ 7.63	—	—
November 1, 2023 – November 30, 2023	5,174	6.33	—	—
December 1, 2023 – December 31, 2023	37,101	7.00	—	—
Total	54,012	$ 7.07	—	

[1] Consists of shares surrendered to the Company to satisfy tax withholding obligations in connection with the vesting of restricted stock units issued to employees.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and general business conditions and other factors that our board of directors may deem relevant.

The following stock performance graph compares total stockholder returns for our common stock from December 31, 2018 through December 31, 2023 against the Nasdaq Market Composite Index and the RDG Technology Composite, assuming a $100 investment made on December 31, 2018. Each of the two comparative measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Identiv, Inc., the NASDAQ Composite Index
and the RDG Technology Composite Index



—□— Identiv, Inc.   ---△--- NASDAQ Composite   —⊖- - RDG Technology Composite

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

This stock performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

ITEM 6.   *[RESERVED]*

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included in Part II, Item 8 of this Annual Report.

We have omitted discussion of the earliest of the three years covered by our consolidated financial statements presented in this Annual Report because that disclosure was already included in our Annual Report on Form 10-K for fiscal 2022, filed with the SEC on March 16, 2023. You are encouraged to reference Part II, Item 7, within that report, for a discussion of our financial condition and results of operations for fiscal 2021 compared to fiscal 2022.

Overview

Identiv is a global provider of secure identification and physical security.

We are leveraging our RFID-enabled physical device-management expertise as well as our physical access, video and analytics solutions to provide leading solutions as our customers, and our customers' customers, embracing the IoT. Customers in the technology and mobility, consumer, government, healthcare, education and other sectors rely on Identiv's identification and access solutions. Identiv's platform encompasses RFID and NFC, cybersecurity, and the full spectrum of physical access, video, and audio security. We are bringing the benefits of the IoT to a wide range of physical, connected items.

Identiv's mission is to digitally enable every physical thing and every physical place on the planet. Our full continuum of security solutions is delivered through our platform of RFID-enabled devices, mobile, client/server, cloud, web, dedicated hardware and software defined architectures. In doing so, we believe that we will create smart physical security and a smarter physical world.

Segments

We have organized our operations into two reportable business segments, principally by solution families: Identity and Premises. Our *Identity* segment includes products and solutions enabling secure access to information serving the logical access and cyber-security market, and protecting connected objects and information using RFID embedded security. Our *Premises* segment includes our solutions to address the Premises security market for government and enterprise, including access control, video surveillance, analytics, audio, access readers and identities.

Factors Affecting Our Performance

Market Adoption

Our financial performance depends on the pace, scope and depth of end-user adoption of our RFID products in multiple industries. That pace, scope and depth accelerated during 2023 and 2022 causing large fluctuations in our operating results. During 2023, we believe RFID deployments continued to occur at a much faster pace of growth than historically. We believe significant improvement in chip capabilities at lower costs, combined with the incorporation of the full NDEF (NFC data exchange format) protocol by Apple in its iPhone 12 and newer models and iOS 14 has accelerated the opportunities for product engineers to integrate RFID into their products to create new and more engaging customer experiences, product reliability and performance. As the market hit this pivot point, we expanded both our capacity and technical leadership. We track growth indicators including design wins, customer launches and technology launches. We have made investments in our technology, high quality and automation production facilities, and we believe that our competitive advantages will continue to drive growth.

We believe the underlying, long-term trend is continued RFID adoption by multiple verticals. We also believe that expanding use cases fosters adoption across verticals and into other markets. In addition, we do not have any significant concentration of customers so we believe that our demand will continue to be resilient to the loss of any individual customer or application.

If RFID market adoption, or customer adoption and development of our products specifically, does not meet our expectations then our growth prospects and operating results will be adversely affected. If we are unable to meet end-user or customer volume or performance expectations, then our business prospects may be adversely affected. In contrast, if our RFID sales exceed expectations, then our revenue and profitability may be positively affected.

Given the uncertainties of the specific timing of our new customer deployments, we cannot assure you that we have appropriate inventory and capacity levels or that we will not experience inventory shortfalls or overages in the future or acquire inventory at costs to maintain gross margins. We attempt to mitigate those risks by being deeply embedded in our customers' design cycles, working with our chip partners on long lead time components, managing our limited capital equipment needs within a short cycle and future proofing our facilities to accommodate several scenarios for growth potential.

If end users with sizable projects change or delay them, we may experience significant fluctuation in revenue on a quarterly or annual basis, and we anticipate that uncertainty to continue to characterize our business for the foreseeable future.

Seasonality and Other Factors

In our business overall, we experience variations in demand for our offerings from quarter to quarter, and typically experience a stronger demand cycle in the second half of our fiscal year. Sales of our physical access control solutions and related products to U.S. government agencies are subject to annual government budget cycles and generally are highest in the third quarter of each year. Sales of our identity readers, many of which are sold to government agencies worldwide, are impacted by project schedules of government agencies, as well as roll-out schedules for application deployments. Further, this business is typically subject to seasonality based on differing commercial and global government budget cycles. Lower sales are expected in the U.S. in the first half, and in particular, the first quarter of the year, with higher sales typically in the second half of each year. In Asia-Pacific, with fiscal year-ends in March and June, order demand can be higher in the first quarter as customers attempt to complete projects before the end of the fiscal year. Accordingly, our net revenue levels in the first quarter each year often depend on the relative strength of project completions and sales mix between our U.S. customer base and our international customer base.

Purchasing of our Products and Services for U.S. Federal Government Security Programs

In addition to the general seasonality of demand, overall U.S. Federal government expenditure patterns have a significant effect on demand for our products due to the significant portion of revenue that are typically sourced from U.S. Federal government agencies. Drivers of growth included our technology strength and proven security solutions, work from home mandates in connection with the recent COVID-19 pandemic, and continued strength in investments for security across a number of different agencies. We believe that the success and growth of our business will continue through the U.S. Federal government focus on security and our successful procurement of government business. If there are changes in government purchasing policies or budgetary constraints there could be implications for our growth prospects and operating results. If we are unable to meet end-user or customer volume or performance expectations, then our business prospects and operating results may be adversely affected.

Impacts of Macroeconomic Conditions and Other Factors on our Business

We conduct operations internationally with sales in the Americas, Europe and the Middle East, and Asia-Pacific regions. Our manufacturing operations and third-party contract manufacturers are located in China, Singapore, and Thailand/Southeast Asia. We purchase certain products and key components from a limited number of sources that depend on the supply chain, including freight, to receive components, transport finished goods and deliver our products across the world. In view of the rapidly changing business environment, we have experienced delays and reductions in customer orders, shifting supply chain availability, component shortages, and other production-related challenges. We are currently unable to determine if there will be any continued disruption and the extent to which this may have future impact on our business. We continue to monitor the global supply chain challenges and its effect on our financial position, results of operations, and cash flows.

More recently, we have also been impacted by other adverse macroeconomic conditions, including but not limited to, inflation, foreign currency fluctuations, and the slowdown of economic activity around the globe. These conditions have also impacted our suppliers, contract manufacturers, logistics providers, and distributors, causing increases in cost of materials and higher shipping and transportation rates, which then impacted the pricing of our products. Price increases may not successfully offset cost increases or may cause us to lose market share and, in turn, may adversely impact our financial position, results of operations, and cash flows.

Results of Operations

The following table includes net revenue and net profit information by business segment and reconciles gross profit to income (loss) before income tax provision (in thousands, except percentages).

		Year Ended December 31,		% Change
		2023	**2022**	
Identity:				
Net revenue	$	68,117 $	67,422	1%
Gross profit		14,679	15,153	(3%)
Gross profit margin		22%	22%	
Premises:				
Net revenue		48,266	45,493	6%
Gross profit		27,485	25,791	7%
Gross profit margin		57%	57%	
Total:				
Net revenue		116,383	112,915	3%
Gross profit		42,164	40,944	3%
Gross profit margin		36%	36%	
Operating expenses:				
Research and development		11,590	9,916	17%
Selling and marketing		22,555	20,730	9%
General and administrative		12,360	10,429	19%
Restructuring and severance		714	202	253%
Total operating expenses		47,219	41,277	14%
Loss from operations		(5,055)	(333)	1,418%
Non-operating income (expense):				
Interest expense, net		(427)	(143)	199%
Gain on investment		132	30	340%
Foreign currency gains, net		25	155	(84%)
Loss before income tax provision	$	(5,325) $	(291)	1,730%

Geographic net revenue based on each customer's ship-to location is as follows (in thousands):

		Year Ended December 31,		
				% Change
		2023	**2022**	
Americas	$	84,512 $	76,799	10%
Europe and the Middle East		17,880	15,900	12%
Asia-Pacific		13,991	20,216	(31)%
Total	$	116,383 $	112,915	3%
As a percentage of net revenue:				
Americas		73%	68%	
Europe and the Middle East		15%	14%	
Asia-Pacific		12%	18%	
Total		100%	100%	

26

Fiscal 2023 Compared with Fiscal 2022

Net Revenue

Net revenue in 2023 was $116.4 million, an increase of 3% compared with $112.9 million in 2022. Net revenue in the Americas was $84.5 million in 2023, an increase of 10% compared with $76.8 million in 2022. Net revenue in Europe, the Middle East, and Asia-Pacific was approximately $31.9 million in 2023, a decrease of 12% compared with $36.1 million in 2022. Sales of RFID and NFC products and smart card readers comprised a significant proportion of our net revenue in these regions.

Identity Segment

Net revenue in our Identity segment was $68.1 million in 2023, an increase of 1% compared with $67.4 million in 2022. Net revenue in this segment in 2023 and 2022 represented 59% and 60%, respectively, of our net revenue. Net revenue in this segment in the Americas in 2023 increased 14% compared with 2022 primarily due to higher sales of RFID transponder products to customers in the healthcare and specialty packaging markets, and higher sales of our legacy smart card readers, partially offset by lower sales of access cards. Net revenue in this segment in Europe, the Middle East, and the Asia-Pacific decreased 13% in 2023 compared with 2022 primarily due to lower sales of RFID transponder products, our legacy smart card readers, and access cards. Sales of RFID and NFC products and smart card readers comprise a significant proportion of our net revenue in these regions. RFID transponder products comprised approximately 66% of net revenue in these regions in 2023, and 67% of net revenue in 2022, while smart card reader sales in 2023 and 2022 comprised approximately 22% and 22% of the net revenue, respectively.

Premises Segment

Net revenue in our Premises segment was $48.3 million in 2023, an increase of 6% compared with $45.5 million in 2022. Net revenue in this segment in 2023 and 2022 represented 41% and 40%, respectively, of our net revenue. Net revenue from our Premises segment for security programs within various U.S. government agencies and commercial customers for access control and video solutions, as well as reader, controller and appliance products, represented approximately 53% of our net revenue in the Americas. Net revenue in this segment in the Americas in 2023 increased 7% compared with 2022 due to higher sales of Hirsch Velocity hardware, software, and related support services across both federal government and commercial businesses, partially offset by lower sales of video analytical software products. Net revenue in this segment across Europe, the Middle East, and Asia-Pacific in 2023 was comparable with 2022. Net revenue in these regions is primarily project driven and can vary period to period.

As a general trend, U.S. Federal agencies continue to be subject to security improvement mandates under programs such as Homeland Security Presidential Directive-12 (“HSPD-12”) and reiterated in memoranda from the Office of Management and Budget. We believe that our solutions for trusted physical access is an attractive offering to help federal agency customers move towards compliance with federal directives and mandates. To address sales opportunities in the United States in general and with our U.S. government customers in particular, we focus on a strong U.S. sales organization and our sales presence in Washington D.C.

Gross Profit and Gross Margin

Gross profit for 2023 was $42.2 million, or 36% of net revenue, compared to $40.9 million or 36% of net revenue in 2022. Gross profit represents net revenue less direct cost of product sales, manufacturing overhead, other costs directly related to preparing the product for sale including freight, scrap, inventory adjustments and amortization, where applicable.

Identity Segment

In our Identity segment, gross profit was $14.7 million in 2023 compared with $15.2 million in 2022. Gross profit margins in the Identity segment in 2023 of 22% were consistent with 22% in 2022 as product mix was comparable year-over-year.

Premises Segment

In our Premises segment, gross profit was $27.5 million in 2023 compared with $25.8 million in 2022. Gross profit margins in the Premises segment in 2023 of 57% were consistent with 57% in 2022 as product mix was comparable year-over-year.

We expect there will be variation in our total gross profit from period to period, as our gross profit has been and will continue to be affected primarily by varying mix among our products. Within each product category, gross profit margins have tended to be consistent, but over time may be affected by a variety of factors, including, without limitation, competition, product pricing, the volume of sales in any given quarter, manufacturing volumes, product configuration and mix, the availability of new products, product enhancements, software and services, risk of inventory write-downs and the cost and availability of components.

Operating Expenses

Information about our operating expenses for the years ended December 31, 2023 and 2022 is set forth below.

Research and Development

	Year Ended December 31,			
	2023	2022	$ Change	% Change
	($ in thousands)			
Research and development expenses	$ 11,590	$ 9,916	$ 1,674	17%
Percentage of revenue	10%	9%		

Research and development expenses consist primarily of employee compensation and fees for the development of hardware, software and firmware products. We focus the bulk of our research and development activities on the continued development of existing products and the development of new offerings for emerging market opportunities.

Research and development expenses in 2023 increased compared with 2022 primarily due to higher headcount and related payroll costs, higher certification costs in line with our product development roadmap, higher subscription costs, as well as higher non-recurring engineering costs.

Selling and Marketing

	Year Ended December 31,			
	2023	2022	$ Change	% Change
	($ in thousands)			
Selling and marketing expenses	$ 22,555	$ 20,730	$ 1,825	9%
Percentage of revenue	19%	18%		

Selling and marketing expenses consist primarily of employee compensation as well as amortization expense of certain intangible assets, customer lead generation activities, tradeshow participation, advertising and other marketing and selling costs.

Selling and marketing expenses in 2023 increased compared with 2022 primarily due to higher headcount and related payroll costs and higher travel related costs, partially offset by lower external contractor costs in 2023.

General and Administrative

	Year Ended December 31,			
	2023	2022	$ Change	% Change
	($ in thousands)			
General and administrative expenses	$ 12,360	$ 10,429	$ 1,931	19%
Percentage of revenue	11%	9%		

General and administrative expenses consist primarily of compensation expenses for employees performing administrative functions, and professional fees incurred for legal, auditing and other consulting services.

General and administrative expenses in 2023 increased compared with 2022 primarily due to higher headcount and related payroll costs, higher stock-based compensation costs, and professional services and legal fees of $0.4 million associated with strategic review-related activities incurred in 2023.

Restructuring and Severance

	Year Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
	($ in thousands)			
Restructuring and severance expenses	$ 714	$ 202	$ 512	253%

Restructuring expenses incurred in 2023 consisted of severance related costs of $421,000 and other restructuring related costs, including the write-off of capitalized software development costs of $333,000 associated with a specific product we had developed but were unable to sell. Restructuring expenses incurred in 2022 included severance related costs of $353,000 which was partially offset by a net credit of $151,000 associated with a settlement agreement for outstanding rental payments due the landlord on leased office space in San Francisco, California. The net credit represented the difference between amounts accrued and the settlement amount.

Non-operating Income (Expense)

Information about our non-operating income (expense) for the years ended December 31, 2023 and 2022 is set forth below.

	Year Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
	($ in thousands)			
Interest expense, net	$ (427)	$ (143)	$ 284	199%
Gain on investment	$ 132	$ 30	$ 102	340%
Foreign currency gains, net	$ 25	$ 155	$ (130)	(84)%

Interest expense, net consists of interest on financial liabilities and amortization of debt issuance costs. The increase in interest expense in 2023 compared to 2022 was attributable to borrowings outstanding under our revolving loan facility with our lender in 2023.

Gain on investment is associated with additional proceeds received in connection with the acquisition of a private company that we had invested in, which had been fully impaired and had no carrying value.

Changes in currency valuation in the periods mainly were the result of exchange rate movements between the U.S. dollar, the Indian Rupee, the Canadian dollar, the Thai Baht, and the Euro. Our foreign currency gains and losses primarily result from the valuation of current assets and liabilities denominated in a currency other than the functional currency of the respective entity in the local financial statements.

Income Tax Provision

	Year Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
	($ in thousands)			
Income tax provision	$ 164	$ 101	$ 63	62%

As of December 31, 2023, our deferred tax assets are fully offset by a valuation allowance. Accounting Standards Codification ("ASC") 740, *Income Taxes*, provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting our future results, we provided a full valuation allowance against all of our net U.S. and foreign deferred tax assets. We reassess the need for our valuation allowance on a quarterly basis. If it is later determined that a portion or all of the valuation allowance is not required, it generally will be a benefit to the income tax provision in the period such determination is made.

We recorded an income tax provision during the year ended December 31, 2023. The effective tax rate for the year ended December 31, 2023 differs from the federal statutory rate of 21% primarily due to stock-based compensation, and the provision in certain foreign jurisdictions partially offset by the change in the valuation allowance. The effective tax rate for the year ended December 31, 2022 differs from the federal statutory rate of 21% primarily due to stock-based compensation, global intangible low taxed income ("GILTI") inclusions, and the provision in certain foreign jurisdictions partially offset by the change in the valuation allowance.

Liquidity and Capital Resources

As of December 31, 2023, our working capital, defined as current assets less current liabilities, was $48.7 million, a decrease of $3.0 million compared to $51.7 million as of December 31, 2022. As of December 31, 2023, our cash and cash equivalents balance was $23.3 million.

On February 8, 2017, we entered into a Loan and Security Agreement (as amended or amended and restated from time to time, the "Loan Agreement") with East West Bank ("EWB"). Following subsequent amendments, on April 14, 2022, we amended and restated the Loan Agreement by replacing the $20.0 million revolving loan facility subject to a borrowing base with a non-formula revolving loan facility with no borrowing base requirement and a maturity date of February 8, 2023. In addition, the interest rate was lowered from prime to prime minus 0.25%, and certain financial covenants were amended. On February 8, 2023, we entered into an amendment (the "Fourth Amendment") to the Loan Agreement. The Fourth Amendment amends the Loan Agreement to, among other things, extend the maturity date to February 8, 2025 and amend certain financial covenants. We were not in compliance with a financial covenant under the Loan Agreement as of December 31, 2023, which non-compliance was waived by EWB.

As our previously unremitted earnings have been subjected to U.S. federal income tax, we expect any repatriation of these earnings to the U.S. would not incur significant additional taxes related to such amounts. However, our estimates are provisional and subject to further analysis. Generally, most of our foreign subsidiaries have accumulated deficits and cash and cash equivalents that are held outside the United States are typically not cash generated from earnings that would be subject to tax upon repatriation if transferred to the United States. We have access to the cash held outside the United States to fund domestic operations and obligations without any material income tax consequences. As of December 31, 2023, the amount of cash included at such subsidiaries was $7.8 million. We have not, nor do we anticipate the need to, repatriate funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements.

We have historically incurred operating losses and negative cash flows from operating activities, and we may continue to incur losses in the future. As of December 31, 2023, we had a total accumulated deficit of $414.9 million.

We believe our existing cash and cash equivalents, together with cash generated from operations and available credit under our Loan Agreement will be sufficient to satisfy our working capital needs to fund operations for the next twelve months. We may also use cash to acquire or invest in complementary businesses, technologies, services or products that would change our cash requirements. We may also choose to finance our business through public or private equity offerings, debt financings or other arrangements. However, there can be no assurance that additional capital will be available to us or that such capital will be available to us on acceptable terms. If we raise funds by issuing equity securities, dilution to stockholders could result. Debt or any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings could impose significant restrictions on our operations. The incurrence of additional indebtedness or the issuance of certain debt or equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business. Our Loan Agreement imposes restrictions on our operations, increases our fixed payment obligations and has restrictive covenants. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. If we are not able to secure additional funding when needed, we may have to curtail or reduce the scope of our business or forgo potential business opportunities.

The following summarizes our cash flows for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,	
	2023	2022
Net cash provided by (used in) operating activities	$ 1,157	$ (7,807)
Net cash used in investing activities	(4,152)	(3,872)
Net cash provided by (used in) financing activities	10,073	(1,039)
Effect of exchange rates on cash, cash equivalents, and restricted cash	169	48
Net increase (decrease) in cash, cash equivalents, and restricted cash	7,247	(12,670)
Cash, cash equivalents, and restricted cash, beginning of year	17,137	29,807
Cash, cash equivalents, and restricted cash, end of year	$ 24,384	$ 17,137

Cash flows from operating activities

Cash provided by operating activities in 2023 of $1.2 million was primarily due to net loss of $5.5 million, offset by adjustments for certain non-cash items of $6.6 million, consisting primarily of depreciation, amortization, stock-based compensation and gain on investment.

Cash used in operating activities in 2022 of $7.8 million was primarily due to net loss of $0.4 million, a decrease in cash from changes in operating assets and liabilities of $12.9 million, which included $9.3 million in strategic inventory purchases, partially offset by adjustments for certain non-cash items of $5.5 million, consisting primarily of depreciation, amortization, and stock-based compensation.

Cash flows from investing activities

Cash used in investing activities in 2023 of $4.2 million was due to capital investment expenditures in our manufacturing facility in Thailand, partially offset by $0.1 million related to additional proceeds received from an investment.

Cash used in investing activities in 2022 of $3.9 million was primarily due to capital investment expenditures in our manufacturing facility in Singapore and our research and development facility in Germany.

Cash flows from financing activities

Cash provided by financing activities in 2023 was primarily due to net borrowings of $9.9 million under our revolving loan facility with our lender, proceeds received from the exercise of warrants by 21 April Fund, LP and 21 April Fund, Ltd. of approximately $1.0 million, partially offset by taxes paid related to net share settlement of restricted stock units of $0.8 million.

Cash used in financing activities in 2022 was primarily due to taxes paid related to net share settlement of restricted stock units of $1.0 million.

Contractual Obligations

We lease facilities, certain equipment, and automobiles under non-cancelable operating lease agreements. See Note 14, *Leases*, in the accompanying notes to our consolidated financial statements.

Purchases for inventories are highly dependent upon forecasts of customer demand. Due to the uncertainty in demand from our customers, we may have to change, reschedule, or cancel purchases or purchase orders from our suppliers. These changes may lead to vendor cancellation charges on these orders or contractual commitments. See Note 16, *Commitments and Contingencies*, in the accompanying notes to our consolidated financial statements.

Our other long-term liabilities include gross unrecognized tax benefits, and related interest and penalties. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years in connection with these tax liabilities.

Climate Change

We believe that neither climate change, nor governmental regulations related to climate change, have had a material effect on our business, financial condition or results of operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The preparation of these financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors, which we believe are reasonable based upon the information available to us at the time these estimates, judgments and assumptions are made. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We recognize revenue when we transfer control of the promised products or services to our customers, in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of our products, software licenses, and services, which are generally capable of being distinct and accounted for as separate performance obligations. For contracts with multiple performance obligations, we allocate the transaction price of the contract to each performance obligation, generally on a relative basis using its standalone selling price. The stated contract value is generally the transaction price to be allocated to the separate performance obligations. Revenue is recognized net of any taxes collected from our customers that are subsequently remitted to governmental authorities.

Nature of Products and Services

We derive our revenues from sales of hardware products, software licenses, subscriptions, professional services, software maintenance and support, and extended hardware warranties.

Hardware Product Revenues — We generally have two performance obligations in arrangements involving the sale of hardware products. The first performance obligation is to transfer the hardware product (which includes software integral to the functionality of the hardware product). The second performance obligation is to provide assurance that the product complies with its agreed-upon specifications and is free from defects in material and workmanship for a period of one to three years (i.e., assurance warranty). The entire transaction price is allocated to the hardware product and is generally recognized as revenue at the time of shipment because the customer obtains control of the product at that point in time. We have concluded that control generally transfers at that point in time because the customer has title to the hardware, and a present obligation to pay for the hardware. None of the transaction price is allocated to the assurance warranty component, as we account for these product warranty costs in accordance with Accounting Standards Codification ("ASC") 460, *Guarantees*.

Software License Revenues — Our license arrangements grant customers the perpetual right to access and use the licensed software products at the outset of an arrangement. Technical support and software updates are generally made available throughout the term of the support agreement, which is generally one to three years. We account for these arrangements as two performance obligations: (1) the software licenses, and (2) the related updates and technical support. The software license revenue is recognized when the license is delivered to the customer or made available for download, while the software updates and technical support revenue is recognized over the term of the support contract.

Subscription Revenues — Subscription revenues consist of fees received in consideration for providing customers access to one or more of our software-as-a-service ("SaaS") based solutions. These SaaS arrangements include access to our licensed software and, in certain arrangements, use of various hardware devices over the contract term. These SaaS arrangements do not provide the customer the right to take possession of the software supporting the subscription service, or if applicable, any hardware devices at any time during the contract period, and as such are not considered separate performance obligations. Revenue is recognized ratably on a straight-line basis over the term of the contract beginning when the service is made available to the customer. Subscription contract terms range from month-to-month to six years in length and billed monthly or annually.

Professional Services Revenues — Professional services revenues consist primarily of programming customization services performed relating to the integration of our software products with our customers other systems, such as HR systems. Professional services contracts are generally billed on a time and materials basis and revenue is recognized as the services are performed.

Software Maintenance and Support Revenues — Support and maintenance contract revenues consist of the services provided to support the specialized programming applications performed by our professional services group. Support and maintenance contracts are typically billed at inception of the contract and recognized as revenue over the contract period, typically over a one or three year period.

Extended Hardware Warranties Revenues — Sales of our hardware products may also include optional extended hardware warranties, which typically provide assurance that the product will continue function as initially intended. Extended hardware warranty contracts are typically billed at inception of the contract and recognized as revenue over the respective contract period, typically over one to two year periods after the expiration of the original assurance warranty.

Significant Judgments

Our contracts with customers often include promises to transfer multiple products and services to a customer. For such arrangements, we allocate the transaction price to each performance obligation based on relative standalone selling price ("SSP").

Judgment is required to determine the SSP for each distinct performance obligation in a contract. For the majority of items, we estimate SSP using historical transaction data. We use a range of amounts to estimate SSP when we sell each of our products and services separately and need to determine whether there is a discount to be allocated based on the relative SSP of the various products and services. In instances where SSP is not directly observable, such as when the product or service is not sold separately, we determine the SSPs using information that may include market conditions and other observable inputs. The determination of SSP is an ongoing process and information is reviewed regularly in order to ensure SSPs reflect the most current information or trends.

Contract Balances

Amounts invoiced in advance of services being provided are accounted for as deferred revenue. The deferred revenue balance is primarily related to software maintenance contracts. Payment terms and conditions vary by contract type, although payment is typically due within 30 to 60 days of contract inception. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts do not include a significant financing component. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive financing from our customers. Amounts recognized as revenue in excess of amounts billed are recorded as unbilled receivables and are included in other current assets on the consolidated balance sheet. As of December 31, 2023 and 2022, the amount of unbilled receivables were immaterial.

Allowance for Credit Losses

Our allowance for credit losses is based on our assessment of the collectibility of customer accounts. We regularly review our receivables that remain outstanding past their applicable payment terms and establish an allowance and potential write-offs by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Although we expect to collect net amounts due as stated on the consolidated balance sheets, actual collections may differ from these estimated amounts.

Inventory Valuation

Inventories are stated at the lower of cost (using average cost or standard cost, as applicable) or net realizable value (market). We typically plan our production and inventory levels based on internal forecasts of customer demand, which can be highly unpredictable and can fluctuate significantly. We regularly review inventory quantities on hand and record an estimated provision for excess inventory based on judgment and assumptions involving an evaluation of technical obsolescence and our ability to sell based primarily on historical sales patterns and expectations for future demand. Actual demand and market conditions may differ from the projections utilized by management in establishing our inventory reserves. If we were to use different assumptions or utilize different estimates, the amount and timing of our inventory write-downs could be materially different. Adverse changes in our inventory valuations could have a material effect on our operating results and financial position.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's assessment of estimated current and future income taxes to be paid. We are subject to income taxes in the United States and in numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits.

Deferred tax assets and liabilities arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which are expected to result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, for all material jurisdictions, we consider all available positive and negative evidence, including scheduled reversals of deferred tax balances, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions about the amount of future state, federal and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we use to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating results.

As of December 31, 2023, we have federal and state income tax net operating loss ("NOL") carryforwards of $89.0 million and $49.8 million, respectively, which will expire at various dates.

We believe that it is more likely than not that the benefit from these NOL carryforwards will not be realized. Accordingly, we have provided a full valuation allowance on any potential deferred tax assets relating to these NOL carryforwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets as of December 31, 2023, will be accounted for as a reduction of income tax expense.

The calculation of our tax liabilities involves evaluating uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including the resolution of any related appeals or litigation processes, on the basis of the technical merits.

We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a tax payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is made available.

We believe that none of the unrecognized tax benefits, excluding the associated interest and penalties, which are insignificant, may be recognized by the end of 2023.

We consider the earnings of all our non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and our specific plans for reinvestment of those subsidiary earnings. Should we decide to repatriate foreign earnings, we would need to adjust our income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside the United States.

Goodwill

Goodwill represents the excess of the aggregate of the fair value of consideration transferred in a business combination, over the fair value of assets acquired, net of liabilities assumed. In accordance with ASC 350, *Intangibles-Goodwill and Other*, goodwill is not amortized but is tested for impairment on an annual basis, in the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. We perform an initial assessment of qualitative factors to determine whether the existence of events and circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing the qualitative assessment, we identify and consider the significance of relevant key factors, events, and circumstances that affect the fair value of its reporting units. These factors include external factors such as macroeconomic, industry, and market conditions, as well as entity-specific factors, such as actual and planned financial performance. If, after assessing the totality of relevant events and circumstances, we determine that it is more likely than not that the fair value of the reporting unit exceeds its carrying value and there is no indication of impairment, no further testing is performed; however, if we conclude otherwise, then we will perform the quantitative impairment test which compares the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying amount of the reporting unit is in excess of its fair value, an impairment loss would be recorded in the consolidated statement of comprehensive income (loss).

Intangible Assets and Long-lived Assets

We evaluate our identifiable amortizable intangible assets and long-lived assets for impairment in accordance with ASC 360, *Property, Plant and Equipment,* whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by an asset group. If such asset groups are considered to be impaired (i.e., if the sum of its estimated future undiscounted cash flows used to test for recoverability is less than its carrying value), the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Intangible assets with definite lives are amortized using the straight-line method over the estimated useful lives of the related assets.

Critical estimates in valuing intangible assets include, but are not limited to, future expected cash flows from customer relationships, developed technology, and trademarks; and discount rates. Management estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities, and long-term operating lease liabilities on our consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. Our lease terms may include options to extend the lease when it is reasonably certain that they we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. We have lease agreements with lease and non-lease components, which is accounted for as a single lease component.

Stock-based Compensation

We recognize stock-based compensation expense for all share-based payment awards in accordance with ASC 718, *Compensation – Stock Compensation*. Stock-based compensation expense for expected-to-vest awards is valued under the single-option approach and amortized on a straight-line basis, net of estimated forfeitures. We utilize the Black Scholes pricing model in order to determine the fair value of stock-based option awards. The Black Scholes pricing model requires various highly subjective assumptions including volatility, expected option life, and risk-free interest rate. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. In addition, we estimate the expected forfeiture rate and recognize expense only for those expected-to-vest shares. If our actual forfeiture rate is materially different from our estimate, our recorded stock-based compensation expense and operating results could be different.

Recent Accounting Pronouncements

See Note 2, *Significant Accounting Policies and Recent Accounting Pronouncements,* in the accompanying notes to our consolidated financial statements in Item 8 of Part II of this Annual Report for a description of recent accounting pronouncements, which is incorporated herein by reference.

10b5-1 Trading Plans

From time to time, our executive officers and directors have, and we expect they will in the future, enter into written trading plans pursuant to Rule 10b5-1 of the Securities and Exchange Act of 1934.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are primarily exposed to changes in currency exchange rates as certain of our operations are conducted in foreign currencies such as the Indian Rupee, the Thai Baht, the Canadian Dollar, and the Euro.

Economic Exposure

We transact business in various foreign currencies and have significant international revenues, as well as costs denominated in foreign currencies. This exposes us to the risk of fluctuations in foreign currency exchange rates. Our objective is to identify material foreign currency exposures and to manage these exposures to minimize the potential effects of currency fluctuations on our consolidated financial statements.

Transaction Exposure

Our exposure to foreign currency transaction gains and losses is the result of assets and liabilities (including inter-company transactions) that are denominated in currencies other than the relevant entity's functional currency. In certain circumstances, changes in the functional currency value of these assets and liabilities create fluctuations in our consolidated financial statements. We have performed sensitivity analyses as of December 31, 2023 and December 31, 2022 using a modeling technique that evaluated the hypothetical impact of a 10% movement in the value of the U.S. Dollar compared to the functional currency of the foreign subsidiary, with all other variables held constant, to determine the incremental transaction gains or losses that would have been incurred. The foreign exchange rates used were based on market rates in effect at each of December 31, 2023 and December 31, 2022. The results of these sensitivity analyses indicated that the impact on a hypothetical 10% movement in foreign currency exchange rates would result in increased foreign currency gains or losses of $0.7 million as of December 31, 2023 and $1.1 million as of December 31, 2022.

Translation Exposure

We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. Dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries' financial statements into U.S. Dollars results in a gain or loss which is recorded as a component of accumulated other comprehensive income (loss) in our consolidated statements of stockholders' equity.

With respect to our international operations, we have re-measured accounts which are denominated in the non-functional currencies into the functional currency of the subsidiary and recorded the resulting gains (losses) within foreign currency gains (losses), net in our consolidated statements of comprehensive income (loss). We re-measure all monetary assets and liabilities at the current exchange rate at the end of the period, non-monetary assets and liabilities at historical exchange rates, and revenue and expenses at average exchange rates in effect during the periods.

ITEM 8.   *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Identiv, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Identiv, Inc. (a Delaware Corporation) and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control— Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2024, expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation – Adjustments for Excess or Obsolete Inventories
As described in Notes 2 and 6 to the consolidated financial statements, the Company's consolidated inventories balance was $28.7 million as of December 31, 2023. The Company's inventories are valued using standard cost, approximating average cost, and are stated at the lower of cost or net realizable value. The Company adjusts the carrying value of inventories based on assumptions about future demand, market conditions and technical obsolescence. If actual demand were to be substantially lower than estimated, there could be a significant adverse impact on the carrying value of inventories and results of operations.

The principal considerations for our determination that performing procedures relating to net realizable value adjustments to inventories is a critical audit matter are the significant amount of judgment by management in developing the assumptions of the forecasted product demand, which in turn lead to significant audit judgment, subjectivity, and effort in performing audit procedures and evaluating audit evidence relating to the forecasted product demand. Additionally, for newer products there may be limited historical data with which to evaluate forecasts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management's process for developing the valuation allowance for excess and obsolete inventory, testing the completeness and accuracy of the underlying data used in the estimate, and evaluating management's assumptions of forecasted product demand. Evaluating management's forecasted product demand for reasonableness involved considering historical sales by product, comparing prior period estimates to actual results of the same period, and determining whether the demand forecast used was consistent with evidence obtained in other areas of the audit.

/s/ BPM LLP

We have served as the Company's auditor since 2015.

San Jose, California
March 14, 2024

IDENTIV, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

		December 31,		
		2023		**2022**
ASSETS				
Current assets:				
Cash and cash equivalents	$	23,312	$	16,650
Restricted cash		1,072		487
Accounts receivable, net of allowances of $2,627 and $2,666 as of December 31, 2023 and 2022, respectively		21,969		24,826
Inventories		28,712		28,958
Prepaid expenses and other current assets		4,421		4,177
Total current assets		79,486		75,098
Property and equipment, net		9,320		6,719
Operating lease right-of-use assets		5,214		4,373
Intangible assets, net		4,251		5,265
Goodwill		10,218		10,190
Other assets		1,234		1,120
Total assets	$	109,723	$	102,765
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	12,250	$	15,231
Financial liabilities, net of debt issuance costs of $51 and $0 as of December 31, 2023 and 2022, respectively		9,949		—
Operating lease liabilities		1,714		1,190
Deferred revenue		2,341		2,068
Accrued compensation and related benefits		2,334		2,757
Other accrued expenses and liabilities		2,194		2,147
Total current liabilities		30,782		23,393
Long-term operating lease liabilities		3,716		3,366
Long-term deferred revenue		927		587
Other long-term liabilities		26		25
Total liabilities		35,451		27,371
Commitments and contingencies (see Note 16)				
Stockholders' equity:				
Stockholders' equity:				
Series B preferred stock, $0.001 par value: 5,000 shares authorized; 5,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively		5		5
Common stock, $0.001 par value: 50,000 shares authorized; 24,902 and 24,168 shares issued and 23,247 and 22,623 shares outstanding as of December 31, 2023 and 2022, respectively		25		24
Additional paid-in capital		500,752		495,818
Treasury stock 1,655 and 1,545 shares as of December 31, 2023 and 2022, respectively		(12,969)		(12,173)
Accumulated deficit		(414,870)		(409,381)
Accumulated other comprehensive income		1,329		1,101
Total stockholders' equity		74,272		75,394
Total liabilities and stockholders' equity	$	109,723	$	102,765

The accompanying notes are an integral part of these consolidated financial statements.

IDENTIV, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

| | Year Ended December 31, | | |
	2023	2022	2021
Net revenue	$ 116,383	$ 112,915	$ 103,769
Cost of revenue	74,219	71,971	66,702
Gross profit	42,164	40,944	37,067
Operating expenses:			
Research and development	11,590	9,916	8,673
Selling and marketing	22,555	20,730	17,033
General and administrative	12,360	10,429	11,891
Restructuring and severance	714	202	817
Total operating expenses	47,219	41,277	38,414
Loss from operations	(5,055)	(333)	(1,347)
Non-operating income (expense):			
Interest expense, net	(427)	(143)	(483)
Gain on forgiveness of Paycheck Protection Program note	—	—	2,946
Gain on investment	132	30	611
Foreign currency gains (losses), net	25	155	(79)
Income (loss) before income tax provision	(5,325)	(291)	1,648
Income tax provision	(164)	(101)	(28)
Net income (loss)	$ (5,489)	$ (392)	$ 1,620
Other comprehensive income (loss):			
Foreign currency translation adjustment, net of tax	228	(848)	(629)
Comprehensive income (loss)	$ (5,261)	$ (1,240)	$ 991
Net income (loss) per common share:			
Basic	$ (0.29)	$ (0.07)	$ 0.02
Diluted	$ (0.29)	$ (0.07)	$ 0.02
Weighted average shares used in computing net income (loss) per common share:			
Basic	23,068	22,659	21,340
Diluted	23,068	22,659	22,267

The accompanying notes are an integral part of these consolidated financial statements.

IDENTIV, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except par value)

	Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Equity
	Shares	Amount	Shares	Amount					
Balances, January 1, 2021	5,000	$ 5	18,055	$ 19	$ 452,129	$ (9,933)	$ (410,609)	$ 2,578	$ 34,189
Net income	—	—	—	—	—	—	1,620	—	1,620
Unrealized loss from foreign currency translation adjustments	—	—	—	—	—	—	—	(629)	(629)
Issuance of common stock in connection with vesting of stock awards	—	—	421	1	—	—	—	—	1
Proceeds from exercise of stock options	—	—	29	—	299	—	—	—	299
Stock-based compensation	—	—	—	—	2,606	—	—	—	2,606
Shares withheld in payment of taxes in connection with net share settlement of restricted stock units	—	—	(82)	—	—	(1,201)	—	—	(1,201)
Issuance of common stock in connection with warrant exercise	—	—	28	—	—	—	—	—	-
Issuance of common stock in connection with public offering	—	—	3,779	4	37,623	—	—	—	37,627
Balances, December 31, 2021	5,000	5	22,230	24	492,657	(11,134)	(408,989)	1,949	74,512
Net loss	—	—	—	—	—	—	(392)	—	(392)
Unrealized loss from foreign currency translation adjustments	—	—	—	—	—	—	—	(848)	(848)
Issuance of common stock in connection with vesting of stock awards	—	—	461	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	3,161	—	—	—	3,161
Shares withheld in payment of taxes in connection with net share settlement of restricted stock units	—	—	(68)	—	—	(1,039)	—	—	(1,039)
Balances, December 31, 2022	5,000	5	22,623	24	495,818	(12,173)	(409,381)	1,101	75,394
Net loss	—	—	—	—	—	—	(5,489)	—	(5,489)
Unrealized gain from foreign currency translation adjustments	—	—	—	—	—	—	—	228	228
Issuance of common stock in connection with vesting of stock awards	—	—	459	1	—	—	—	—	1
Stock-based compensation	—	—	—	—	3,971	—	—	—	3,971
Shares withheld in payment of taxes in connection with net share settlement of restricted stock units	—	—	(110)	—	—	(796)	—	—	(796)
Proceeds from exercise of warrants			275		963				963
Balances, December 31, 2023	5,000	$ 5	23,247	$ 25	$ 500,752	$ (12,969)	$ (414,870)	$ 1,329	$ 74,272

The accompanying notes are an integral part of these consolidated financial statements.

IDENTIV, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows used in operating activities:			
Net income (loss)	$ (5,489)	$ (392)	$ 1,620
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,732	2,272	1,971
Provision for (recovery from) credit losses	—	—	2,562
Gain on forgiveness of Paycheck Protection Program note	—	—	(2,946)
Gain on investment	(132)	(30)	(611)
Accretion of interest on contractual payment obligation	—	—	43
Loss on disposal of fixed assets	—	68	—
Amortization of debt issuance costs	43	—	108
Stock-based compensation expense	3,971	3,161	2,606
Impairment of right-of-use operating lease asset	—	—	281
Changes in operating assets and liabilities:			
Accounts receivable	2,890	(5,051)	(3,572)
Inventories	219	(9,330)	389
Prepaid expenses and other assets	(361)	(1,210)	(12)
Accounts payable	(2,530)	4,073	(441)
Contractual payment obligation liability	—	—	(1,083)
Deferred revenue	613	222	67
Accrued expenses and other liabilities	(799)	(1,590)	246
Net cash provided by (used in) operating activities	1,157	(7,807)	1,228
Cash flows from investing activities:			
Capital expenditures	(4,284)	(3,902)	(2,087)
Proceeds from investment	132	30	611
Net cash used in investing activities	(4,152)	(3,872)	(1,476)
Cash flows from financing activities:			
Borrowings under revolving loan facility, net of issuance costs	23,906	—	3,964
Repayments under revolving loan facility	(14,000)	—	(18,548)
Repayments of April 21 Funds promissory notes	—	—	(2,800)
Proceeds from the sale of common stock, net of issuance costs	—	—	37,627
Taxes paid related to net share settlement of restricted stock units	(796)	(1,039)	(1,201)
Proceeds from exercise of warrants	963	—	—
Proceeds from exercise of stock options	—	—	299
Net cash provided by (used in) financing activities	10,073	(1,039)	19,341
Effect of exchange rates on cash, cash equivalents, and restricted cash	169	48	(695)
Net increase (decrease) in cash, cash equivalents, and restricted cash	7,247	(12,670)	18,398
Cash, cash equivalents and restricted cash			
Beginning of period	17,137	29,807	11,409
End of period	$ 24,384	$ 17,137	$ 29,807
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 451	$ 6	$ 340
Taxes paid, net	$ 123	$ 88	$ 74
Non-cash investing and financing activities:			
Dividends earned on Series B preferred stock	$ 1,266	$ 1,206	$ 1,148
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$ 2,368	$ 3,646	$ 183
Reclassification of debt issuance costs to prepaid expenses and other current assets	$ —	$ —	$ 114

The accompanying notes are an integral part of these consolidated financial statements.

IDENTIV, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Description of Business — Identiv, Inc. and its wholly owned subsidiaries (the "Company") is a global security technology company provider of secure identification and physical security solutions that secure things, data and physical places. Global organizations in the mobility, consumer, government, healthcare, education and other markets rely upon the Company's solutions. The Company's solutions allow its customers to create safe, secure, validated and convenient experiences in their interaction with physical things around them and physical places like schools, government offices, factories, transportation, hospitals and other types of facilities. The Company's corporate headquarters are in Fremont, California. The Company maintains research and development facilities in California, India, and Germany, manufacturing facilities in Singapore and Thailand, and local operations and sales facilities in Germany, Hong Kong, Japan, Canada, and the United States. The Company was founded in 1990 in Munich, Germany and was incorporated in 1996 under the laws of the State of Delaware.

2. Significant Accounting Policies and Recent Accounting Pronouncements

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications — Certain reclassifications have been made to the fiscal year 2022 consolidated financial statements to conform to the fiscal year 2023 presentation. The reclassifications had no impact on net income (loss), total assets, total liabilities, or stockholders' equity.

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company believes judgment is involved in determining revenue recognition; analysis of allowance for credit losses; impairment of goodwill and intangible assets; the recoverability of long-lived assets; stock-based compensation expense; and income tax uncertainties. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ materially from those estimates and assumptions.

Cash and Cash Equivalents and Restricted Cash — The Company considers all highly liquid investments with an original maturity of 90 days or less or investments with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents and investments with original maturities greater than 90 days but less than one year to be short-term investments.

Restricted cash as of December 31, 2023 and 2022 of $1.1 million and $0.5 million, respectively, pertains primarily to a stand by letter of credit with a manufacturer for equipment purchased for the Company's manufacturing facility in Thailand.

Concentration of Credit Risk — Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with what it considers high credit quality financial institutions. One customer accounted for 12% of net revenue for the year ended December 31, 2023, while no customer accounted for 10% or more of net revenue for the years ended December 31, 2022 or 2021, respectively. As of December 31, 2023 and 2022, no customer accounted for 10% or more of the Company's accounts receivable, net balance. The Company does not require collateral or other security to support accounts receivable. To reduce risk, the Company's management performs ongoing credit evaluations of its customers' financial condition. The Company maintains allowances for potential credit losses in its consolidated financial statements. The Company relies upon a limited number of suppliers for some key components of their products which exposes them to various risks. As of December 31, 2023, two suppliers accounted for 12% and 10%, respectively, of the Company's accounts payable, and one supplier accounted for 11% of the Company's accounts payable as of December 31, 2022.

Allowance for Credit Losses — The allowance for credit losses is based on the Company's assessment of the collectibility of customer accounts. The Company regularly reviews its receivables that remain outstanding past their applicable payment terms and establishes an allowance and potential write-offs by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Although the Company expects to collect net amounts due as stated on the consolidated balance sheets, actual collections may differ from these estimated amounts.

Inventories — Inventories are stated at the lower of cost (using average cost or standard cost, as applicable) or net realizable value (market). Inventory is written down for excess inventory, technical obsolescence and the inability to sell based primarily on historical sales and expectations for future use. The Company operates in an industry characterized by technological change. The planning of production and inventory levels is based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Should the demand for the Company's products prove to be significantly less than anticipated, the ultimate realizable value of the Company's inventory could be substantially less than amounts in the consolidated balance sheets. Once inventory has been written down below cost, it is not subsequently written up.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to ten years for furniture, fixture and office equipment, five to seven years for machinery, five years for automobiles and three years for computer software. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful life.

Intangible Assets — Amortizable intangible assets include trademarks, developed technology and customer relationships acquired as part of business combinations. Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives ranging from four to twelve years and are reviewed for impairment.

Goodwill — Goodwill represents the excess of the aggregate of the fair value of consideration transferred in a business combination, over the fair value of assets acquired, net of liabilities assumed. In accordance with Accounting Standards Codification ("ASC") 350, *Intangibles-Goodwill and Other* ("ASC 350"), goodwill is not amortized but is tested for impairment on an annual basis, in the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company performs an initial assessment of qualitative factors to determine whether the existence of events and circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing the qualitative assessment, the Company identifies and considers the significance of relevant key factors, events, and circumstances that affect the fair value of its reporting units. These factors include external factors such as macroeconomic, industry, and market conditions, as well as entity-specific factors, such as actual and planned financial performance. If, after assessing the totality of relevant events and circumstances, the Company determines that it is more likely than not that the fair value of the reporting unit exceeds its carrying value and there is no indication of impairment, no further testing is performed; however, if the Company concludes otherwise, then it performs the quantitative impairment test which compares the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying amount of the reporting unit is in excess of its fair value, an impairment loss would be recorded in the consolidated statement of comprehensive income (loss).

Long-Lived Assets — The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when the total estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows or other appropriate measures of fair value. There were no impairment losses recorded during the years ended December 31, 2023, 2022 or 2021, other than software development costs expensed as described below.

Leases — The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities, and long-term operating lease liabilities on the Company's consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. The Company's lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component.

Freight Costs — The Company reflects the cost of shipping its products to customers as a cost of revenue. Reimbursements received from customers for freight costs are recognized as product revenue.

Research and Development — Costs to research, design, and develop the Company's products are expensed as incurred and consist primarily of employee compensation, external contractor costs, and fees for the development of prototype products. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Generally, the Company's products are released soon after technological feasibility has been established. Costs incurred subsequent to achieving technological feasibility have not been significant and generally have been expensed as incurred. In the fourth quarter of 2023, due to the inability to sell a specific product that had been developed, the Company wrote-off the associated capitalized software development costs totaling $333,000 which was recorded to restructuring expense in the Company's consolidated statements of comprehensive income (loss). As of December 31, 2023 and 2022, the net amount of capitalized software development costs were $146,000 and $515,000, respectively, and are included in other current and long term assets in the accompanying consolidated balance sheets.

The Company capitalizes certain costs for its internal-use software incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight line basis over its estimated useful life, generally three years. The estimated useful life is determined based on management's judgment on how long the core technology and functionality serves internal needs and the customer base. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The Company recorded amortization expense related to software development costs of $82,000, $45,000 and $55,000 for the years ended December 31, 2023, 2022 and 2021, respectively. The Company capitalized software development costs of $93,000, $84,000 and $103,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

Advertising Costs — The Company expenses advertising costs as incurred. Advertising costs were not significant for the years ended December 31, 2023, 2022 and 2021.

Stock-based Compensation — The Company accounts for all stock-based payment awards, including employee stock options, restricted stock awards, and performance share units in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award. Compensation expense for all stock-based payment awards is recognized using the straight-line single-option approach. Employee stock options awards are valued under the single-option approach and amortized on a straight-line basis, net of estimated forfeitures. The value of the portion of the stock option award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of comprehensive income (loss). See Note 10, *Stock-Based Compensation*, for further information regarding the Company's stock-based compensation assumptions and expenses.

The Company has elected to use the Black Scholes pricing model to estimate the fair value of its stock options, which incorporates various subjective assumptions including volatility, risk-free interest rate, expected life, and dividend yield to calculate the fair value of stock option awards. Since the Company has been publicly traded for many years, it utilizes its own historical volatility in valuing its stock option grants. The expected life of an award is based on historical experience, the terms and conditions of the stock awards granted to employees, as well as the potential effect from options that have not been exercised at the time. The assumptions used in calculating the fair value of stock-based payment awards represent management's estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. In addition, the Company estimates the expected forfeiture rate and recognizes expense only for those awards which are ultimately expected-to-vest shares. If the actual forfeiture rate is materially different from the Company's estimate, the recorded stock-based compensation expense could be different. Forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Income Taxes — The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes reflect the recognition of future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The carrying value of net deferred tax assets reflects that the Company has been unable to generate sufficient taxable income in certain tax jurisdictions. A valuation allowance is provided to reduce the deferred tax asset to an amount that is more likely than not to be realized. The deferred tax assets are still available for the Company to use in the future to offset taxable income, which would result in the recognition of a tax benefit and a reduction in the Company's effective tax rate. Actual operating results and the underlying amount and category of income in future years could render the Company's current assumptions, judgments and estimates of the realizability of deferred tax assets inaccurate, which could have a material impact on its financial position or results of operations.

The Company accounts for uncertain tax positions in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Such changes in recognition or measurement might result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of comprehensive income (loss). Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets. See Note 8, *Income Taxes*, for further information regarding the Company's tax disclosures.

Net Income (Loss) Per Share — Basic net income (loss) per share is based upon the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is based upon the weighted average number of common shares and dilutive-potential common share equivalents outstanding during the period (using the treasury stock or if-converted method), if applicable. Dilutive-potential common share equivalents are excluded from the computation of net income (loss) per share in loss periods, as their effect would be antidilutive. See Note 11, *Net Income (Loss) per Common Share*, for further information regarding the Company's computation of both basic and diluted net income (loss) per common share.

Comprehensive Income (Loss) — Comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021 has been disclosed within the consolidated statements of comprehensive income (loss). Other accumulated comprehensive income (loss) includes net foreign currency translation adjustments, net of tax, which are excluded from consolidated net income (loss).

Foreign Currency Translation and Transactions — The functional currencies of the Company's foreign subsidiaries are the local currencies, except for the Singapore subsidiary, which uses the U.S. dollar as its functional currency. For those subsidiaries whose functional currency is the local currency, the Company translates assets and liabilities to U.S. dollars using period-end exchange rates and translates revenues and expenses using average exchange rates during the period. Exchange gains and losses arising from translation of foreign entity financial statements are included as a component of other comprehensive income (loss) and gains and losses from transactions denominated in currencies other than the functional currency of the Company are included in the Company's consolidated statements of comprehensive income (loss). The Company recognized net currency transaction gains of $25,000 and $155,000 in 2023 and 2022, respectively, and net currency transaction losses of $79,000 in 2021.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed, the Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Imp*rovements to Reportable Segment Disclosures*, which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on the consolidated financial statements.

 In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU's amendments are effective for public business entities for annual periods beginning after December 15, 2024. Entities are permitted to early adopt the standard for "annual financial statements that have not yet been issued or made available for issuance." Adoption is either prospectively or retrospectively, the Company will adopt this ASU on a prospective basis. The Company is currently evaluating the impact of the new standard on the consolidated financial statements and related disclosures.

3. Revenue

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of its products, software licenses, and services, which are generally capable of being distinct and accounted for as separate performance obligations. For contracts with multiple performance obligations, the Company allocates the transaction price of the contract to each performance obligation, generally on a relative basis using its standalone selling price. The stated contract value is generally the transaction price to be allocated to the separate performance obligations. Revenue is recognized net of any taxes collected from customers that are subsequently remitted to governmental authorities.

Nature of Products and Services

The Company derives revenues from sales of hardware products, software licenses, subscriptions, professional services, software maintenance and support, and extended hardware warranties.

Hardware Product Revenues — The Company generally has two performance obligations in arrangements involving the sale of hardware products. The first performance obligation is to transfer the hardware product (which includes software integral to the functionality of the hardware product). The second performance obligation is to provide assurance that the product complies with its agreed-upon specifications and is free from defects in material and workmanship for a period of one to three years (i.e. assurance warranty). The entire transaction price is allocated to the hardware product and is generally recognized as revenue at the time of shipment because the customer obtains control of the product at that point in time. The Company has concluded that control generally transfers at that point in time because the customer has title to the hardware, and a present obligation to pay for the hardware. None of the transaction price is allocated to the assurance warranty component, as the Company accounts for these product warranty costs in accordance with ASC 460, *Guarantees*.

Software License Revenues — The Company's license arrangements grant customers the perpetual right to access and use the licensed software products at the outset of an arrangement. Technical support and software updates are generally made available throughout the term of the support agreement, which is generally one to three years. The Company accounts for these arrangements as two performance obligations: (1) the software licenses, and (2) the related updates and technical support. The software license revenue is recognized when the license is delivered to the customer or made available for download, while the software updates and technical support is recognized over the term of the support contract.

Subscription Revenues — Subscription revenues consist of fees received in consideration for providing customers access to one or more of the Company's software-as-a-service ("SaaS") based solutions. These SaaS arrangements include access to the Company's licensed software and, in certain arrangements, use of various hardware devices over the contract term. These SaaS arrangements do not provide the customer the right to take possession of the software supporting the subscription service, or if applicable, any hardware devices at any time during the contract period, and as such are not considered separate performance obligations. Revenue is recognized ratably on a straight-line basis over the term of the contract beginning when the service is made available to the customer. Subscription contract terms range from month-to-month to six years in length and billed monthly or annually.

Professional Services Revenues — Professional services revenues consist primarily of programming customization services performed relating to the integration of the Company's software products with the customers other systems, such as HR systems. Professional services contracts are generally billed on a time and materials basis and revenue is recognized as the services are performed.

Software Maintenance and Support Revenues — Support and maintenance contract revenues consist of the services provided to support the specialized programming applications performed by the Company's professional services group. Support and maintenance contracts are typically billed at inception of the contract and recognized as revenue over the contract period, typically over a one or three year period.

Extended Hardware Warranties Revenues — Sales of the Company's hardware products may also include optional extended hardware warranties, which typically provide assurance that the product will continue function as initially intended. Extended hardware warranty contracts are typically billed at inception of the contract and recognized as revenue over the respective contract period, typically over one to two year periods after the expiration of the original assurance warranty.

Performance Obligation	When Performance Obligation is Typically Satisfied	When Payment is Typically Due	How Standalone Selling Price is Typically Estimated
Hardware products	When customer obtains control of the product (point-in-time)	Within 30-60 days of shipment	Observable in transactions without multiple performance obligations
Software licenses	When license is delivered to customer or made available for download, and the applicable license period has begun (point-in-time)	Within 30-60 days of the beginning of license period	Established pricing practices for software licenses bundled with software maintenance, which are separately observable in renewal transactions
Subscriptions	Ratably over the course of the subscription term (over time)	In advance of subscription term	Contractually stated or list price
Professional services	As services are performed and/or when contract is fulfilled (point-in-time)	Within 30-60 days of delivery	Observable in transactions without multiple performance obligations
Software maintenance and support services	Ratably over the course of the support contract (over time)	Within 30-60 days of the beginning of the contract period	Observable in renewal transactions
Extended hardware warranties	Ratably over the course of the support contract (over time)	Within 30-60 days of the beginning of the contract period	Observable in renewal transactions

Significant Judgments

The Company's contracts with customers often include promises to transfer multiple products and services to a customer. For such arrangements, the Company allocates the transaction price to each performance obligation based on its relative standalone selling price ("SSP").

Judgment is required to determine the SSP for each distinct performance obligation in a contract. For the majority of items, the Company estimates SSP using historical transaction data. The Company uses a range of amounts to estimate SSP when it sells each of the products and services separately and needs to determine whether there is a discount to be allocated based on the relative SSP of the various products and services. In instances where SSP is not directly observable, such as when the product or service is not sold separately, the Company determines the SSP using information that may include market conditions and other observable inputs. The determination of SSP is an ongoing process and information is reviewed regularly in order to ensure SSPs reflect current information or trends.

Disaggregation of Revenues

The Company disaggregates revenue from contracts with customers based on the timing of transfer of goods or services to customers (point-in-time or over time) and geographic region based on the shipping location of the customer. The geographic regions that are tracked are the Americas, Europe and the Middle East, and Asia-Pacific regions.

Total net sales based on the disaggregation criteria described above are as follows (in thousands):

	Year Ended December 31,								
	2023			2022			2021		
	Point-in-Time	Over Time	Total	Point-in-Time	Over Time	Total	Point-in-Time	Over Time	Total
Americas	$ 81,050	$ 3,462	$ 84,512	$ 73,317	$ 3,482	$ 76,799	$ 66,162	$ 3,234	$ 69,396
Europe and the Middle East	17,506	374	17,880	15,492	408	15,900	12,507	369	12,876
Asia-Pacific	13,991	—	13,991	20,216	—	20,216	21,497	—	21,497
Total	$ 112,547	$ 3,836	$ 116,383	$ 109,025	$ 3,890	$ 112,915	$ 100,166	$ 3,603	$ 103,769

Contract Balances

Amounts invoiced in advance of services being provided are accounted for as deferred revenue. Nearly all of the Company's deferred revenue balance is related to software maintenance contracts. Payment terms and conditions vary by contract type, although payment is typically due within 30 to 60 days of contract inception. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts do not include a significant financing component. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's products and services, not to receive financing from its customers.

Changes in deferred revenue during the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,	
	2023	**2022**
Deferred revenue, beginning of period	$ 2,655	$ 2,433
Deferral of revenue billed in current period, net of recognition	2,477	2,241
Recognition of revenue deferred in prior periods	(1,864)	(2,019)
Deferred revenue, end of period	$ 3,268	$ 2,655

Amounts recognized as revenue in excess of amounts billed are recorded as unbilled receivables and are included in other current assets on the consolidated balance sheet. As of December 31, 2023 and 2022, the amount of unbilled receivables was immaterial.

Unsatisfied Performance Obligations

Revenue expected to be recognized in future periods related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, and contracts where revenue is recognized as invoiced, was approximately $1.5 million as of December 31, 2023. Since the Company typically invoices customers at contract inception, this amount is included in the deferred revenue balance. As of December 31, 2023, the Company expects to recognize approximately 41% of the revenue related to these unsatisfied performance obligations during 2024, 25% during 2025, and 34% thereafter.

Practical Expedients

The Company has elected the following practical expedients in accordance with ASC 606, *Revenue from Contracts with Customers*:

- The Company expenses costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. These costs include internal sales force compensation programs and certain partner sales incentive programs as the Company has determined annual compensation is commensurate with annual sales activities.

- The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expense.

- The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

- The Company does not consider the time value of money for contracts with original durations of one year or less.

4. Fair Value Measurements

The Company determines the fair values of its financial instruments based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. Under ASC 820, *Fair Value Measurement and Disclosures* ("ASC 820"), the fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

- Level 1 – Quoted prices (unadjusted) for identical assets and liabilities in active markets;

- Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly; and

- Level 3 – Unobservable inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2023 and 2022, the only assets measured and recognized at fair value on a recurring basis were nominal cash equivalents. As of December 31, 2023 and 2022, there were no liabilities measured and recognized at fair value on a recurring basis.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

Certain of the Company's assets, including goodwill, intangible assets, and privately-held investments, are measured at fair value on a nonrecurring basis if impairment is indicated. Purchased intangible assets are measured at fair value primarily using discounted cash flow projections. For additional discussion of measurement criteria used in evaluating potential impairment involving goodwill and intangible assets, refer to Note 5, *Goodwill and Intangible Assets*.

As of December 31, 2023 and 2022, the Company had $348,000 of privately-held investments measured at fair value on a nonrecurring basis, which were classified as Level 3 assets due to the absence of quoted market prices and inherent lack of liquidity. The Company reviews its investments to identify and evaluate investments that have an indication of possible impairment. The Company adjusts the carrying value for its privately-held investments for any impairment if the fair value is less than the carrying value of the respective assets on an other-than-temporary basis. The amount of privately-held investments is included in other assets in the accompanying consolidated balance sheets.

During the years ended December 31, 2023, 2022 and 2021, the Company received proceeds of approximately $132,000, $30,000 and $611,000, respectively from the acquisition of a private company that the Company had invested in, which had been fully impaired and had no carrying value.

As of December 31, 2023 and 2022, there were no liabilities that are measured and recognized at fair value on a non-recurring basis.

Assets and Liabilities Not Measured at Fair Value

The carrying amounts of the Company's accounts receivable, prepaid expenses and other current assets, accounts payable, and other accrued expenses and liabilities approximate fair value due to their short maturities. The carrying amounts of the Company's financial liabilities approximate fair value due to the market interest rates that these obligations bear and interest rates currently available to the Company.

5. Goodwill and Intangible Assets

Goodwill

The following table summarizes the activity of goodwill (in thousands):

	Identity	Premises	Total
Balance as of January 1, 2022	$ 3,554	$ 6,714	$ 10,268
Currency translation adjustment	—	(78)	(78)
Balance as of December 31, 2022	3,554	6,636	10,190
Currency translation adjustment	—	28	28
Balance as of December 31, 2023	$ 3,554	$ 6,664	$ 10,218

In accordance with ASC 350, the Company tests goodwill for impairment on an annual basis, in the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company performs an initial assessment of qualitative factors to determine whether the existence of events and circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In performing the qualitative assessment, the Company identifies and considers the significance of relevant key factors, events, and circumstances that affect the fair value of its reporting units. These factors include external factors such as macroeconomic, industry, and market conditions, as well as entity-specific factors, such as actual and planned financial performance. If, after assessing the totality of relevant events and circumstances, the Company determines that it is more likely than not that the fair value of the reporting unit exceeds its carrying value and there is no indication of impairment, no further testing is performed; however, if the Company concludes otherwise, then the Company will perform the quantitative impairment test which compares the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying amount of the reporting unit is in excess of its fair value, an impairment loss would be recorded in the consolidated statement of comprehensive income (loss). During the years ended December 31, 2023, 2022 and 2021, the Company noted no indicators of goodwill impairment and concluded no further testing was necessary.

Intangible Assets

The following table summarizes the gross carrying amount and accumulated amortization for intangible assets resulting from acquisitions (in thousands):

	Trademarks	Developed Technology	Customer Relationships	Total
Amortization period (in years)	5	10 - 12	4 - 12	
Gross carrying amount as of December 31, 2023	$ 760	$ 9,098	$ 15,748	$ 25,606
Accumulated amortization	(760)	(7,110)	(13,485)	(21,355)
Intangible assets, net as of December 31, 2023	$ —	$ 1,988	$ 2,263	$ 4,251
Gross carrying amount as of December 31, 2022	$ 766	$ 9,093	$ 15,743	$ 25,602
Accumulated amortization	(691)	(6,666)	(12,980)	(20,337)
Intangible assets, net as of December 31, 2022	$ 75	$ 2,427	$ 2,763	$ 5,265

Each period, the Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. If a revision to the remaining period of amortization is warranted, amortization is prospectively adjusted over the remaining useful life of the intangible asset. Intangible assets subject to amortization are amortized on a straight-line basis over their useful lives as indicated in the table above. The Company performs an evaluation of its amortizable intangible assets for impairment at the end of each reporting period. The Company did not identify any impairment indicators during the years ended December 31, 2023, 2022 and 2021.

The following table summarizes the amortization expense included in the consolidated statements of comprehensive income (loss) (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Cost of revenue	$ 450	$ 447	$ 453
Selling and marketing	582	670	671
Total	$ 1,032	$ 1,117	$ 1,124

The estimated annual future amortization expense for purchased intangible assets with definite lives as of December 31, 2023 was as follows (in thousands):

2024	$	961
2025		961
2026		961
2027		961
2028		407
Total	$	4,251

6. Balance Sheet Components

The Company's inventories are stated at the lower of cost or market value. Inventories consist of (in thousands):

	December 31,			
		2023		2022
Raw materials	$	15,122	$	13,928
Work-in-progress		5		55
Finished goods		13,585		14,975
Total	$	28,712	$	28,958

Property and equipment, net consists of (in thousands):

	December 31,			
		2023		2022
Building and leasehold improvements	$	2,203	$	1,941
Furniture, fixtures and office equipment		1,017		726
Plant and machinery		18,920		15,311
Purchased software		836		718
Total		22,976		18,696
Accumulated depreciation		(13,656)		(11,977)
Property and equipment, net	$	9,320	$	6,719

The Company recorded depreciation expense of $1.7 million, $1.2 million and $0.8 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Other accrued expenses and liabilities consist of (in thousands):

	December 31,			
		2023		2022
Accrued professional fees	$	441	$	574
Accrued warranties		378		345
Other accrued expenses		1,375		1,228
Total	$	2,194	$	2,147

7. Financial Liabilities

	December 31,			
		2023		2022
Revolving loan facility	$	10,000	$	—
Less: Unamortized debt issuance costs		(51)		—
Financial liabilities, net of debt issuance costs	$	9,949	$	—

On February 8, 2017, the Company entered into a Loan and Security Agreement (as amended or amended and restated from time to time, the "Loan Agreement") with East West Bank ("EWB"). Following subsequent amendments, on April 14, 2022, the Company and EWB amended the Loan Agreement replacing the $20.0 million revolving loan facility subject to a borrowing base with a non-formula revolving loan facility with no borrowing base requirement and a maturity date of February 8, 2023. In addition, the interest rate was lowered from prime to prime minus 0.25% (interest rate as of December 31, 2023 was 8.50%), and certain financial covenants were amended. On February 8, 2023, the Company entered into an amendment (the "Fourth Amendment") to the Loan Agreement. The Fourth Amendment amends the Loan Agreement to, among other things, extend the maturity date to February 8, 2025, and amend certain financial covenants.

The Loan Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, limits or restrictions on the Company's ability to incur liens, incur indebtedness, make certain restricted payments (including dividends), merge or consolidate and dispose of assets, as well as other financial covenants. The Company's obligations under the Loan Agreement are collateralized by substantially all of its assets. The Company was not in compliance with a financial covenant under the Loan Agreement as of December 31, 2023, which non-compliance was waived by EWB in March 2024.

8. Income Taxes

Income (loss) before income tax provision for domestic and non-U.S. operations is as follows (in thousands):

	For the Year Ended December 31,					
	2023		2022		2021	
Income (loss) from operations before income tax provision:						
U.S.	$	(7,864)	$	(2,710)	$	(1,189)
Foreign		2,539		2,419		2,837
Income (loss) from operations before income tax provision	$	(5,325)	$	(291)	$	1,648

The income tax provision consisted of the following (in thousands):

	For the Year Ended December 31,					
	2023		2022		2021	
Deferred:						
Federal	$	—	$	—	$	—
State		—		—		—
Foreign		—		—		—
	$	—	$	—	$	—
Current:						
Federal	$	—	$	—	$	—
State		(54)		3		(24)
Foreign		218		98		52
Total current		164		101		28
Total income tax provision	$	164	$	101	$	28

Significant items making up deferred tax assets and liabilities are as follows (in thousands):

| | December 31, | |
	2023	2022
Deferred tax assets:		
Allowances not currently deductible for tax purposes	$ 803	$ 777
Net operating loss carryforwards	35,252	41,730
Operating lease liabilities	834	1,018
General carryforwards	16,844	16,407
Stock-based compensation	1,272	1,471
Accrued and other	4,270	2,090
	59,275	63,493
Less valuation allowance	(56,045)	(59,996)
	3,230	3,497
Deferred tax liabilities:		
Depreciation and amortization	(660)	(867)
Operating lease right-of-use assets	(493)	(693)
State income taxes	(2,077)	(1,937)
	(3,230)	(3,497)
Net deferred tax asset	$ —	$ —

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2023. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

A valuation allowance of $56.0 million and $60.0 million, as of December 31, 2023 and 2022, respectively, has been recorded to offset the related net deferred tax assets as the Company is unable to conclude that it is more likely than not that such deferred tax assets will be realized. The net deferred tax liabilities are primarily from foreign tax liabilities as well as intangibles acquired as a result of the acquisitions, which are not deductible for tax purposes.

The following table summarizes the Company's net deferred tax assets valuation allowance activity (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Balance at beginning of period	$ 59,996	$ 62,441	$ 62,699
Increases in valuation allowance	1,407	—	459
Decreases in valuation allowance	(5,358)	(2,445)	(717)
Balance at end of period	$ 56,045	$ 59,996	$ 62,441

Section 951A under the Tax Cuts and Jobs Act (the "Act") requires a U.S. shareholder of a controlled foreign corporation to include in taxable income the shareholder's share of global intangible low-taxed income ("GILTI") for the year. The Company has determined that the Section 951A provisions do apply to its operations and relationships with its controlled foreign corporations ("CFCs"). The Company recorded $0.4 million, $2.0 million and $2.5 million of GILTI income in 2023, 2022 and 2021, respectively. The Act also changed the treatment of Section 174 research and experimental costs beginning January 1, 2022. Historically, taxpayers had the option of expensing Section 174 costs currently or amortizing over five years. The Act provision requires taxpayers to now capitalize such costs and amortize over five years for research conducted domestically or fifteen years if conducted outside of the U.S.

As of December 31, 2023, the Company had net operating loss carryforwards of $89.0 million for federal, $49.8 million for state and $52.6 million for foreign income tax purposes. Certain of the Company's federal, state and foreign loss carryforwards have started expiring and will continue to expire through 2043 if not utilized.

The Tax Reform Act of 1986 (the "Tax Reform Act") limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in stock ownership. The Company completed its acquisition of Bluehill ID AG on January 4, 2010, which resulted in a stock ownership change as defined by the Tax Reform Act. The Company also completed its acquisition of 3VR Security, Inc. on February 14, 2018, which resulted in a stock ownership change as defined by the Tax Reform Act. These transactions resulted in limitations on the annual utilization of federal and state net operating loss carryforwards and credits. As a result, the Company reevaluated its available deferred tax assets, and the loss carryforward and credit amounts, excluding the valuation allowance presented above have been adjusted for the limitation resulting from the change in ownership in accordance with the provisions of the Tax Reform Act.

The income tax provision reconciled to the amount computed by applying the statutory federal tax rate to the income (loss) before income tax provision is as follows (in thousands):

	For the Year Ended December 31,		
	2023	2022	2021
Income tax provision (benefit) at statutory federal tax rate of 21%	$ (1,119)	$ (61)	$ 345
State taxes, net of federal benefit	(42)	2	(19)
Foreign taxes provisions provided for at rates other than U.S. statutory rate	(315)	(410)	(494)
Section 951(A) inclusion	83	428	523
Stock options	467	(218)	(443)
Change in valuation allowance	1,041	274	700
Permanent differences	50	86	42
PPP loan forgiveness	—	—	(619)
Other	(1)	—	(7)
Total income tax provision	$ 164	$ 101	$ 28

The Company applies the provisions of, and accounted for uncertain tax positions in accordance with, ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

On August 16, 2022, the President of the United States signed into law the Inflation Reduction Act ("H.R. 5376"), which contained various tax law changes, including the imposition of an AMT on "large" corporations, a tax on certain stock buybacks, and other targeted revenue raisers. The Company analyzed the provisions of H.R. 5376 and currently does not expect this law to have any material effect on the Company.

A reconciliation of the beginning and ending amount of unrecognized tax benefits with an impact on the Company's consolidated balance sheets or statements of comprehensive income (loss) is as follows (in thousands):

	December 31,	
	2023	2022
Balance at beginning of period	$ 2,279	$ 2,276
Additions based on tax positions related to the current year	1	1
Additions for tax positions of prior years	—	2
Reductions in prior year tax positions	(1)	—
Balance at end of period	$ 2,279	$ 2,279

While timing of the resolution and/or finalization of tax audits is uncertain, the Company does not believe that its unrecognized tax benefits as presented in the above table would materially change in the next 12 months.

As of December 31, 2023 and 2022, the Company recognized liabilities for unrecognized tax benefits of $2.3 million and $2.3 million, respectively. Since there was a full valuation allowance against these deferred tax assets, there was no impact on the Company's consolidated balance sheets or statements of comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021. Also the subsequent recognition, if any, of these previously unrecognized tax benefits would not affect the effective tax rate. Such recognition would result in adjustments to other tax accounts, primarily deferred taxes. The amount of unrecognized tax benefits which, if recognized, would not affect the Company's tax rate as of December 31, 2023 and 2022, respectively.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties as in the income tax provision. For the year ended December 31, 2023, the Company recorded an increase in accrued interest of $1,000 related to the unrecognized tax benefits noted above. As of December 31, 2023, the Company has recognized a total liability for penalties of $4,000 and interest of $8,000. For the year ended December 31, 2022, the Company recorded an increase in accrued penalties of $2,000 and an increase in accrued interest of $1,000 related to the unrecognized tax benefits noted above. As of December 31, 2022, the Company had recognized a total liability for penalties of $4,000 and interest of $7,000.

The Company files U.S. federal, U.S. state and foreign tax returns. The Company generally is no longer subject to tax examinations for years prior to 2018. However, if loss carryforwards of tax years prior to 2017 are utilized in the U.S., these tax years may become subject to investigation by the tax authorities.

9. Stockholders' Equity

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, 40,000 of which have been designated as Series A Participating Preferred Stock, par value $0.001 per share, and 5,000,000 of which have been designated as Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"). No shares of the Company's Series A Participating Preferred Stock were outstanding as of December 31, 2023 and 2022. At both December 31, 2023 and 2022, 5,000,000 shares of the Series B convertible preferred stock were outstanding.

The Board of Directors may from time to time, without further action by the Company's stockholders, direct the issuance of shares of preferred stock in other series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of the Company's common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of the Company's common stock. Upon the affirmative vote of the Board, without stockholder approval, the Company may issue shares of preferred stock with voting and conversion rights, which could adversely affect the holders of shares of its common stock.

Series B Convertible Preferred Stock and Private Placement

On December 20, 2017, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with each of 21 April Fund, Ltd. and 21 April Fund, LP (collectively, the "Purchasers"), pursuant to which the Company, in a private placement, agreed to issue and sell to the Purchasers an aggregate of up to 5,000,000 shares of the Series B convertible preferred stock, $0.001 par value per share (collectively referred to as the "Shares"). The Purchasers agreed to purchase an aggregate of 3,000,000 Shares at a price of $4.00 per share in cash at the initial closing of the transaction, and at the sole option of the Company, an additional 2,000,000 Shares at a price of $4.00 per share in cash at a second closing, if any (the "Private Placement"). The total purchase price payable to the Company was $20,000,000, of which $12,000,000 was paid at the initial closing. On May 30, 2018, the Company issued 2,000,000 Shares at a price of $4.00 per share in the second closing of the Private Placement. Gross proceeds to the Company from the second closing were approximately $8.0 million, before deducting fees and certain expenses payable by the Company. The proceeds from the issuance of the Shares were required to be used to pay off existing debt obligations of the Company and to fund future acquisitions of technology, business and other assets by the Company.

Each Share shall be convertible into the Company's common stock (i) following the sixth (6th) anniversary of the initial closing of the Private Placement or (ii) if earlier, during the thirty (30) day period following the last trading day of any period of three (3) or more consecutive trading days that the closing market price of the Company's common stock exceeds $10.00. Each Share is convertible at the option of the holder of the Shares into such number of shares of the Company's common stock determined by taking the accreted value of such Share (purchase price plus accrued but unpaid dividends) and dividing such value by the stated value of such Share ($4.00 per share, subject to adjustment for dilutive issuances, stock splits, stock dividends and the like); provided, however, that the Company shall not convert any Shares if doing so would cause the holder thereof, along with its affiliates, to beneficially own in excess of 19.9% of the outstanding common stock immediately after giving effect to the applicable conversion (the "Ownership Limitation"), unless waiver of this restriction has been effected by the holder requesting conversion of Shares.

Based on the current conversion price, the outstanding shares, including the accretion of dividends, of Series B convertible preferred stock as of December 31, 2023 would be convertible into 6,647,300 shares of the Company's common stock. However, the conversion rate will be subject to adjustment in certain instances, such as if the Company issues shares of its common stock at a price less than $4.00 per common share, subject to a minimum conversion price of $3.27 per share. As of December 31, 2023, none of the contingent conditions to adjust the conversion rate had been met.

Each share of Series B convertible preferred stock is entitled to a cumulative annual dividend of 5% for the first six (6) years following the issuance of such share and 3% for each year thereafter, with the Company retaining the option to settle each year's dividend after the tenth (10th) year in cash. The dividends accrue and are payable in kind upon such time as the shares convert into the Company's common stock. In general, the shares are not entitled to vote except in certain limited cases, including in change of control transactions where the expected price per share distributable to the Company's stockholders is expected to be less than $4.00 per share. The Certificate of Designation with respect to the Series B convertible preferred stock further provides that in the event of, among other things, any change of control, liquidation or dissolution of the Company, the holders of the Series B convertible preferred stock will be entitled to receive, on a pari passu basis with the holders of the common stock, the same amount and form of consideration that the holders of the Company's common stock receive (on an as-if-converted-to-common-stock basis and without regard to the Ownership Limitation applicable to the Series B convertible preferred stock).

Series B Convertible Preferred Stock Dividend Accretion

The following table summarizes Series B convertible preferred stock and the accretion of dividend activity for the years ended December 31, 2023 and 2022 (in thousands):

| | Year Ended December 31, | | | |
	2023		2022	
Series B Convertible Preferred Stock:				
Balance at beginning of period	$	25,323	$	24,117
Cumulative dividends on Series B convertible preferred stock		1,266		1,206
Balance at end of period	$	26,589	$	25,323
Number of Common Shares Issuable Upon Conversion:				
Number of shares at beginning of period		6,331		6,029
Cumulative dividends on Series B convertible preferred stock		316		302
Number of shares at end of period		6,647		6,331

Common Stock Warrants

On May 5, 2020, the Company entered into a Note and Warrant Purchase Agreement with April 21 Fund, LP and 21 April Fund, Ltd. (collectively, the "April 21 Funds"), pursuant to which the Company issued warrants ("April 21 Funds Warrants") to purchase 275,000 shares of common stock of the Company. The April 21 Funds Warrants had a term of three years. The shares of common stock issuable upon exercise of the April 21 Fund Warrants were entitled to the same resale registration rights granted to the April 21 Funds Warrants under the Stockholders Agreement dated December 21, 2017. On April 24, 2023, April 21 Funds exercised their warrants, receiving 275,000 shares of the Company's common stock which resulted in the Company receiving $962,500 in cash proceeds.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance as of December 31, 2023 was as follows:

Exercise of outstanding stock options, vesting of restricted stock units ("RSU"), and issuance of RSUs and performance stock units ("PSU") vested but not released	1,303,638
Employee Stock Purchase Plan	293,888
Shares of common stock available for grant under the 2011 Plan	374,710
Shares of common stock issuable upon conversion of Series B convertible preferred stock	7,541,449
Total	9,513,685

10. Stock-Based Compensation

Stock Incentive Plan

The Company maintains a stock-based compensation plan, the 2011 Incentive Compensation Plan, as amended, (the "2011 Plan"), to attract, motivate, retain and reward employees, directors and consultants by providing its Board or a committee of the Board the discretion to award equity incentives to these persons.

On June 6, 2011, the Company's stockholders approved the 2011 Plan, which is administered by the Compensation Committee of the Board. The 2011 Plan provides that stock options, stock units, restricted shares, and stock appreciation rights may be granted to executive officers, directors, consultants, and other key employees. The Company reserved 400,000 shares of common stock under the 2011 Plan, plus 459,956 shares of common stock that remained available for delivery under the 2007 Plan and the 2010 Plan as of June 6, 2011. In aggregate, as of June 6, 2011, 859,956 shares were available for future grant under the 2011 Plan, including shares rolled over from the 2007 Plan and the 2010 Plan. Subsequent to June 6, 2011 through December 31, 2023, the number of shares of common stock authorized for issuance under the 2011 Plan has been increased by an aggregate of 4,400,000 shares.

Stock Options

The following is a summary of stock option activity for the year ended December 31, 2023:

	Number Outstanding	Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance as of January 1, 2023	505,593	$ 5.05	3.17	$ 1,280,805
Granted	—	—		—
Cancelled or Expired	(10,633)	8.20		—
Exercised	—	—		—
Balance as of December 31, 2023	494,960	$ 4.99	2.23	$ 1,725,985
Vested or expected to vest as of December 31, 2023	494,960	$ 4.99	2.23	$ 1,725,985
Exercisable as of December 31, 2023	494,960	$ 4.99	2.23	$ 1,725,985

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company's common stock as of December 31, 2023 and the exercise price of in-the-money stock options multiplied by the number of such stock options.

The following table summarizes information about stock options outstanding as of December 31, 2023:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.36 - $7.50	446,460	2.42	$ 4.37	446,460	$ 4.37
$8.80 - $13.20	48,500	0.46	10.63	48,500	10.63
$4.36 - $13.20	494,960	2.23	$ 4.99	494,960	$ 4.99

As of December 31, 2023, there was no unrecognized stock-based compensation expense related to stock options.

Restricted Stock Units

The following is a summary of RSU activity for the year ended December 31, 2023:

	Number Outstanding	Weighted Average Fair Value
Unvested as of January 1, 2023	819,185	$ 13.23
Granted	411,635	6.79
Vested	(387,586)	11.50
Forfeited	(113,172)	9.00
Unvested as of December 31, 2023	730,062	$ 11.17
RSUs vested but not released	59,866	$ 10.82

The fair value of the Company's RSUs is calculated based upon the fair market value of the Company's common stock at the date of grant. As of December 31, 2023, there was $6.9 million of unrecognized compensation cost related to unvested RSUs granted, which is expected to be recognized over a weighted average period of 2.6 years.

Performance Stock Units

The Company grants PSUs to certain key employees that are subject to the attainment of performance goals established by the Company's Compensation Committee, the periods during which performance is to be measured, and other limitations and conditions. Performance goals are based on pre-established objectives that specify the manner of determining the number of PSUs that will vest if performance goals are attained. If an employee terminates employment, the non-vested portion of the PSUs will not vest and all rights to the non-vested portion will terminate.

The following is a summary of PSU activity for the year ended December 31, 2023:

	Number Outstanding	Weighted Average Fair Value
Unvested as of January 1, 2023	40,000	$ 8.51
Granted	—	—
Vested	(18,750)	6.38
Forfeited	(21,250)	10.38
Unvested as of December 31, 2023	—	$ —
PSUs vested but not released	18,750	$ 6.38

As of December 31, 2023, there was no unrecognized compensation cost related to unvested PSUs.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense related to stock options, RSUs, and PSUs included in the consolidated statements of comprehensive income (loss) (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Cost of revenue	$ 195	$ 192	$ 183
Research and development	692	699	486
Selling and marketing	1,152	845	545
General and administrative	1,932	1,425	1,392
Total	$ 3,971	$ 3,161	$ 2,606

Restricted Stock Unit Net Share Settlements

During the years ended December 31, 2023, 2022 and 2021, the Company repurchased 110,753, 67,723, and 82,351 shares, respectively, of common stock surrendered to the Company to satisfy tax withholding obligations in connection with the vesting of RSUs issued to employees.

11. Net Income (Loss) per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders during the period by the weighted average number of common shares outstanding during that period. Diluted net income (loss) per common share is impacted by equity instruments considered to be potential common shares, if dilutive, computed using the treasury stock or the if-converted method of accounting.

The calculations for basic and diluted net income (loss) per common share are as follows:

	Year Ended December 31,		
	2023	2022	2021
Basic net income (loss) per common share:			
Numerator:			
Net income (loss)	$ (5,489)	$ (392)	$ 1,620
Less: accretion of Series B convertible preferred stock dividends	(1,266)	(1,206)	(1,148)
Net income (loss) available to common stockholders	$ (6,755)	$ (1,598)	$ 472
Denominator:			
Weighted average common shares outstanding - basic	23,068	22,659	21,340
Net income (loss) per common share - basic	$ (0.29)	$ (0.07)	$ 0.02
Diluted net income (loss) per common share:			
Numerator:			
Net income (loss) available to common stockholders	$ (6,755)	$ (1,598)	$ 472
Plus: accretion of Series B convertible preferred stock dividends, if dilutive	—	—	—
Net income (loss) available to common stockholders	$ (6,755)	$ (1,598)	$ 472
Denominator:			
Weighted average common shares outstanding - basic	23,068	22,659	21,340
Dilutive securities:			
Stock options, RSUs, and warrants	—	—	927
Weighted average common shares outstanding - diluted	23,068	22,659	22,267
Net income (loss) per common share - diluted	$ (0.29)	$ (0.07)	$ 0.02

The following common stock equivalents have been excluded from diluted net income (loss) per share for the fiscal years presented below because their inclusion would have been anti-dilutive (in thousands):

	December 31,		
	2023	2022	2021
Shares of common stock subject to outstanding RSUs	730	819	—
Shares of common stock subject to outstanding PSUs	—	40	175
Shares of common stock subject to outstanding stock options	495	506	—
Shares of common stock subject to outstanding warrants	—	275	—
Shares of common stock issuable upon conversion of Series B convertible preferred stock	6,647	6,331	6,029
Total	7,872	7,971	6,204

12. Segment Reporting and Geographic Information

Segment Reporting

ASC 280, *Segment Reporting* ("ASC 280") establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenue and incur expenses and about which separate financial information is available to its chief operating decision makers ("CODM"). The Company's CODM is its CEO.

The CODM reviews financial information and business performance for each operating segment. The Company evaluates the performance of its operating segments at the revenue and gross profit levels. The Company does not report total assets, capital expenditures or operating expenses by operating segment as such information is not used by the CODM for purposes of assessing performance or allocating resources.

Net revenue and gross profit information by segment are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Identity:			
Net revenue	$ 68,117	$ 67,422	$ 64,725
Gross profit	14,679	15,153	15,670
Gross profit margin	22%	22%	24%
Premises:			
Net revenue	48,266	45,493	39,044
Gross profit	27,485	25,791	21,397
Gross profit margin	57%	57%	55%
Total:			
Net revenue	116,383	112,915	103,769
Gross profit	42,164	40,944	37,067
Gross profit margin	36%	36%	36%
Operating expenses:			
Research and development	11,590	9,916	8,673
Selling and marketing	22,555	20,730	17,033
General and administrative	12,360	10,429	11,891
Restructuring and severance	714	202	817
Total operating expenses:	47,219	41,277	38,414
Loss from operations	(5,055)	(333)	(1,347)
Non-operating income (expense):			
Interest expense, net	(427)	(143)	(483)
Gain on forgiveness of Paycheck Protection Program note	—	—	2,946
Gain on investment	132	30	611
Foreign currency gains (losses), net	25	155	(79)
Income (loss) before income tax provision	$ (5,325)	$ (291)	$ 1,648

Geographic Information

Geographic net revenue is based on the customer's ship-to location. Information regarding net revenue by geographic region is as follows (in thousands):

| | Year Ended December 31, | | | | | |
	2023		2022		2021	
Americas	$	84,512	$	76,799	$	69,396
Europe and the Middle East		17,880		15,900		12,876
Asia-Pacific		13,991		20,216		21,497
Total	$	116,383	$	112,915	$	103,769
As percentage of net revenue:						
Americas		73%		68%		67%
Europe and the Middle East		15%		14%		12%
Asia-Pacific		12%		18%		21%
Total		100%		100%		100%

Long-lived assets by geographic location as of December 31, 2023 and 2022 are as follows (in thousands):

| | December 31, | | | |
	2023		2022	
Property and equipment, net:				
Americas	$	711	$	530
Europe and the Middle East		519		458
Asia-Pacific		8,090		5,731
Total property and equipment, net	$	9,320	$	6,719
Operating lease ROU assets:				
Americas	$	2,836	$	3,637
Europe and the Middle East		371		384
Asia-Pacific		2,007		352
Total operating lease ROU assets	$	5,214	$	4,373

13. Restructuring and Severance

During the year ended December 31, 2023, the Company incurred restructuring expenses of $714,000, consisting of severance related costs of $421,000 and other restructuring related costs, including the write-off of capitalized software development costs of $333,000 associated with a specific product the Company had previously developed but was unable to sell.

During the year ended December 31, 2022, the Company incurred restructuring expenses of $202,000, consisting of severance related costs of $353,000 offset by a net credit of $151,000 associated with a settlement agreement for outstanding rental payments due the landlord on leased office space in San Francisco, California. The net credit represented the difference between amounts accrued and the settlement amount.

During the year ended December 31, 2021, the Company incurred restructuring expenses of $817,000, consisting of facility rental related costs of $521,000, and severance related costs of $296,000. Facility rental related costs during the year ended December 31, 2021 included a charge of $281,000 resulting from the impairment of a ROU operating lease asset for office space the Company vacated in the first quarter of 2021.

As of December 31, 2023 and 2022, there was no accrual for restructuring activities.

14. Leases

The Company's leases consist primarily of operating leases for administrative office space, research and development facilities, a manufacturing facility, and sales offices in various countries around the world. The Company determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which are accounted for as a single lease component. Total rent expense was $2.0 million, $1.4 million and $1.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Initial lease terms are determined at commencement and may include options to extend or terminate the lease when it is reasonably certain the Company will exercise the option. Remaining lease terms range from one to four years, some of which include options to extend for up to five years. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. As the Company's leases do not provide an implicit rate, the present value of future lease payments is determined using the Company's incremental borrowing rate based on information available at the lease commencement date.

The table below reconciles the undiscounted cash flows for the first five years and the total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheets as of December 31, 2023 (in thousands):

	December 31, 2023
2024	$ 2,004
2025	1,776
2026	1,354
2027	864
2028	24
Thereafter	—
Total minimum lease payments	6,022
Less: amount of lease payments representing interest	(592)
Present value of future minimum lease payments	5,430
Less: current liabilities under operating leases	(1,714)
Long-term operating lease liabilities	$ 3,716

As of December 31, 2023, the weighted average remaining lease term for the Company's operating leases was 3.3 years, and the weighted average discount rate used to determine the present value of the Company's operating leases was 7.0%.

Cash paid for amounts included in the measurement of operating lease liabilities was $1.8 million, $1.4 million and $1.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

15. Legal Proceedings

The Company may from time to time become subject to claims arising in the ordinary course of business or could be named a defendant in additional lawsuits. The outcome of such claims or other proceedings cannot be predicted with certainty and may have a material effect on the Company's financial condition, results of operations or cash flows. The Company is not a party to any material legal proceedings as of December 31, 2023.

16. Commitments and Contingencies

The following table summarizes the Company's principal contractual commitments, excluding operating leases, as of December 31, 2023 (in thousands):

	Purchase Commitments		Other Contractual Commitments		Total	
2024	$	29,030	$	124	$	29,154
2025		4,824		19		4,843
2026		18		7		25
Thereafter		—		1		1
Total	$	33,872	$	151	$	34,023

Purchase commitments for inventories are highly dependent upon forecasts of customer demand. Due to the uncertainty in demand from its customers, the Company may have to change, reschedule, or cancel purchases or purchase orders from its suppliers. These changes may lead to vendor cancellation charges on these purchases or contractual commitments.

The following table summarizes the Company's warranty accrual activity during the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,			
	2023		**2022**	
Balance at beginning of period	$	345	$	377
Charged (credited) to costs and expenses		56		(24)
Cost of warranty claims		(23)		(8)
Balance at end of period	$	378	$	345

The Company provides warranties on certain product sales for periods ranging from 12 to 36 months, and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires the Company to make estimates of product return rates and expected costs to repair or to replace the products under warranty. The Company currently establishes warranty reserves based on historical warranty costs for each product line combined with liability estimates based on the prior 12 months' sales activities. If actual return rates and/or repair and replacement costs differ significantly from the Company's estimates, adjustments to recognize additional cost of sales may be required in future periods. Historically the warranty accrual and the expense amounts have been immaterial.

17. Subsequent Events

There were no subsequent events except as disclosed within Note 7, *Financial Liabilities*.

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

Not applicable.

ITEM 9A. ***CONTROLS AND PROCEDURES***

Evaluation of Disclosure Controls and Procedures

As of the end of the fiscal year ended December 31, 2023, as required in Rule 13a-15(b) under the Exchange Act, we carried out an evaluation under the supervision and with the participation of members of our senior management, including our CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures are those controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed in our SEC reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Based on our evaluation, our management, including our CEO and CFO, concluded that as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and or directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the interim or annual consolidated financial statements.

A control system, no matter how well designed and operated, can only provide reasonable assurance that the objectives of the control system are met. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our management, including our CEO and CFO, assessed our internal control over financial reporting as of December 31, 2023. In making the assessment of internal control over financial reporting, our management based its assessment on the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control — Integrated Framework of 2013." Our management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our internal accounting and finance organization.

Based on management's assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by BPM LLP, our independent registered public accounting firm, as stated in their report which appears below.

Changes in Internal Controls over Financial Reporting

We have made no changes to our internal control over financial reporting during the three months ended December 31, 2023 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Identiv, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Identiv, Inc. (a Delaware corporation) and its subsidiaries (the "Company") as of December 31, 2023 based on *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on *Internal Control—Integrated Framework (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets as of December 31, 2023 and 2022 and the related consolidated statements of comprehensive income (loss), stockholders equity, and cash flows for each of the three years in the period ended December 31, 2023 and the related notes (collectively referred to as the "consolidated financial statements") of the Company, and our report dated March 14, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 /s/ BPM LLP

San Jose, California
March 14, 2024

ITEM 9B.   *OTHER INFORMATION*

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the Company's fiscal quarter ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   *DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS.*

Not applicable.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 concerning our directors will be set forth under the captions "Election of Directors" and "Policy for Director Recommendations and Nominations" in our Proxy Statement relating to our 2024 Annual Meeting of Stockholders, referred to in this Annual Report on Form 10-K as the "Proxy Statement," which we expect to file within 120 days of the end of our fiscal year pursuant to General Instruction G(3) of Form 10-K. Such information is incorporated herein by reference. Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Information About Our Executive Officers" and is incorporated herein by reference. Item 405 of Regulation S-K calls for disclosure of any known late filing or failure of an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure of a delinquent reports is being made, it can be found under, and is incorporated herein by reference to the section of the Proxy Statement captioned "Delinquent Section 16(a) Reports." The information required by this item concerning our code of ethics is incorporated by reference to the section captioned "Code of Conduct and Ethics" in our Proxy Statement. To date, there have been no waivers under our Code of Conduct and Ethics. We intend to disclose future amendments to certain provisions of our Code of Conduct and Ethics or waivers of such code granted to executive officers and directors on our website at *www.identiv.com* within four business days following the date of such amendment or waiver. The information required by this item concerning the Audit Committee of our board of directors is incorporated by reference to the section captioned "Committees of the Board of Directors" in our Proxy Statement.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 11 will be contained in our Proxy Statement under the captions "Compensation of Directors" and "Executive Compensation", which information is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 will be set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement, which information is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by Item 13 will be set forth under the captions "Certain Relationships and Related Transactions" and "Director Independence" in our Proxy Statement, which information is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by Item 14 will be set forth under the captions "Principal Accountant Fees and Services" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent Registered Public Accounting Firm" in our Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as a part of this report:

1. *Financial Statements: Consolidated Financial Statements filed as part of this report are listed under Item 8. Financial Statements and Supplementary Data.*

2. *Financial Statement Schedules: Not Applicable.*

3. *Exhibits: See Item 15(b) below.*

(b) Exhibits:

Exhibit Number	Description of Document
3.1	Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4/A, filed on November 10, 2009 (SEC File No. 333-162618).)
3.2	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.)
3.3	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 17, 2010.)
3.4	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 7, 2011.)
3.5	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 23, 2014.)
3.6	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation, as amended. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 18, 2016.)
3.7	Amended and Restated Bylaws of the Company, as amended May 16, 2020 (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 19, 2020.)
4.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.)
4.2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of SCM Microsystems, Inc. (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-K filed on November 14, 2002.)
4.3	Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock dated December 21, 2017. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 21, 2017.)
4.4	Warrants issued to 21 April Fund, Ltd. and 21 April Fund, L.P. dated May 5, 2020. (Incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020.)
4.5	Description of Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934. (Incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019).
10.1*	Form of Director and Officer Indemnification Agreement. (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).
10.2*	2011 Incentive Compensation Plan, as amended through March 10, 2020. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.)
10.3*	2011 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 7, 2011.)
10.4*	Employment Letter Agreement dated September 14, 2015 between the Company and Steven Humphreys. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on September 16, 2015.)
10.5*	Amendment to Employment Letter Agreement dated October 4, 2023 between the Company and Steven Humphreys. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 11, 2023.)
10.6*	Offer Letter dated October 25, 2021 between the Company and Justin Scarpulla. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 1, 2021.)
10.7	Stockholder Agreement dated December 21, 2017 among the Company, 21 April Fund, Ltd. and 21 April Fund, LP. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 21, 2017.)

Exhibit Number	Description of Document
10.8	Amended and Restated Loan and Security Agreement dated February 8, 2021 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K on February 11, 2021.)
10.9	First Amendment to Amended and Restated Loan and Security Agreement dated as of April 30, 2021 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021.)
10.10	Second Amendment to Amended and Restated Loan and Security Agreement dated as of April 14, 2022 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 20, 2022.)
10.11	Third Amendment to Amended and Restated Loan and Security Agreement dated as of December 30, 2022 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022.)
10.12	Fourth Amendment to Amended and Restated Loan and Security Agreement dated as of February 8, 2023 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 8, 2023.)
10.13^	Fifth Amendment to Amended and Restated Loan and Security Agreement dated as of March 4, 2024 between the Company and East West Bank.
21.1^	Subsidiaries of the Registrant.
23.1^	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature page hereof.)
31.1^	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2^	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32+	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1^	Incentive-Based Compensation Recoupment Policy.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

^ Filed herewith.

* Denotes management compensatory contract or arrangement.

+ Furnished herewith and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933 or the Exchange Act, except to the extent that the registrant specifically incorporates by reference.

ITEM 16.   *FORM 10-K SUMMARY*

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant
IDENTIV, INC.

By: /s/   Steven Humphreys

Steven Humphreys
Chief Executive Officer

March 14, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Steven Humphreys and Justin Scarpulla, and each of them, his or her true and lawful attorneys in fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys in fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date
/s/ STEVEN HUMPHREYS **Steven Humphreys**	Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2024
/s/ JUSTIN SCARPULLA **Justin Scarpulla**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2024
/s/ JAMES E. OUSLEY **James E. Ousley**	Chairman of the Board and Director	March 14, 2024
/s/ LAURA ANGELINI **Laura Angelini**	Director	March 14, 2024
/s/ GARY KREMEN **Gary Kremen**	Director	March 14, 2024
/s/ RICHARD E. KUNTZ **Richard E. Kuntz**	Director	March 14, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

COMMISSION FILE NUMBER 0-29440

IDENTIV, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**77-0444317**
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification Number)**
2201 Walnut Avenue, Suite 100, Fremont, California	**94538**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code:
(949) 250-8888

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	INVE	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value, and associated Preferred Share Purchase Rights
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

Based on the closing sale price of the Registrant's Common Stock on the Nasdaq National Market System on June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of Common Stock held by non-affiliates of the Registrant was $167,150,760.

At March 4, 2024, the Registrant had outstanding 23,330,980 shares of Common Stock, excluding 1,685,394 shares held in treasury.

Auditor Firm Id:	207	Auditor Name:	BPM LLP	Auditor Location:	San Jose, California

Identiv, Inc.
Form 10-K/A
(Amendment No. 1)
For the Fiscal Year Ended December 31, 2023

EXPLANATORY NOTE

Identiv, Inc. (the "Company," "we," "our," or "us") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment") to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, originally filed with the Securities and Exchange Commission (the "SEC") on March 15, 2024 (the "Original Report"). The Original Report omitted Part III, Items 10, 11, 12, 13 and 14 in reliance on General Instruction G(3) to Form 10-K, which provides that such information may be either incorporated by reference from the registrant's definitive proxy statement or included in an amendment to Form 10-K, in either case filed with the SEC not later than 120 days after the end of the fiscal year.

This Amendment is being filed solely to amend Part III, Items 10, 11, 12, 13 and 14 of the Original Report to include the information required by such Items. We are also filing as exhibits to this Amendment the certifications of our principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment and this Amendment does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted, and we are not including certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in the Original Report or reflect any events that have occurred after the Original Report was filed. Information not affected by this Amendment remains unchanged and reflects the disclosures made at the time as of which the Original Report was made. This Amendment should be read together with the Original Report and the Company's other filings with the SEC.

Identiv, Inc.
Form 10-K/A
(Amendment No. 1)
For the Fiscal Year Ended December 31, 2023

TABLE OF CONTENTS

PART III

ITEM 10.   *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The following provides the names, ages (as of April 20, 2024) and description of the backgrounds of our directors.

Name	Age	Chairman of the Board	Audit Committee	Compensation Committee	Nominating Committee
Laura Angelini	60		X		
Steven Humphreys	62				
Gary Kremen	60		X	X	X
Richard E. Kuntz, M.D.	67			X	
James E. Ousley	78	X	X		X

Laura Angelini has served as a director of the Company since October 2022. Ms. Angelini served as General Manager of the Renal Care Global Business Unit at Baxter International Inc. (NYSE: BAX), a healthcare company, from October 2016 to July 2021. Prior to that, Ms. Angelini served in various roles at Johnson & Johnson (NYSE: JNJ), a healthcare company, from July 1991 to September 2016, including as President of North America and Global Franchise Development of Vision Care from 2013 to 2016, Vice-President of Global Strategic Marketing of Ethicon from 2012 to 2013, and Vice President of Medical Devices & Diagnostics of Eastern Europe from 2010 to 2011. Ms. Angelini currently serves as a member of the board of directors of DCC plc, a sales, marketing and support services group and as a member of the board of trustees of Jacksonville University. Ms. Angelini received a bachelor's degree from University La Sapienza, Rome Italy. Ms. Angelini brings to the Board of Directors substantial knowledge and experience in the healthcare industry, an important aspect of the Company's growth strategy. Ms. Angelini's experience in managing global operations for large, multinational healthcare companies and integrating leading-edge technology into their operational processes makes her a valuable addition to our Board of Directors.

Steven Humphreys has served as our Chief Executive Officer since September 2015 and as a director since July 1996. Mr. Humphreys previously served as Chairman of the Board from September 2013 until September 9, 2015. Previously, he also served as Lead Director from May 2010 until April 2013 and as Chairman of the Board from April 2000 to March 2007. Mr. Humphreys also served as President of the Company from July 1996 to December 1996 and as President and Chief Executive Officer from January 1997 to July 1999. From November 2011 to December 2014, Mr. Humphreys served as Chief Executive Officer of Flywheel Software, Inc., a location-based mobile solutions company. From October 2008 until its acquisition by SMSC in February 2011, Mr. Humphreys served as Chief Executive Officer and President of Kleer Corporation, a provider of wireless audio technology. From October 2001 to October 2003, he served as Chairman of the Board and Chief Executive Officer of ActivIdentity Corporation, a provider of digital identity solutions, a publicly-listed company until its acquisition by HID Global in December 2010. He also served as a director of ActivIdentity from March 2008 until December 2010. Previously, Mr. Humphreys was President of Caere Corporation, a publicly-listed optical character recognition software company. Prior to Caere, he spent ten years with General Electric in a variety of factory automation and information technology positions, most recently leading the Information Delivery Services business unit of GE Information Services. Philanthropically, Mr. Humphreys has been an elected public school board trustee and a contributor to a range of education-oriented charities. He also serves on the board of Summit Public Schools, a charter school system with schools across the West Coast, and developer of the Summit Learning System, developed in cooperation with Facebook and deployed in over 1,000 schools nationwide. Mr. Humphreys holds a B.S. degree from Yale University and M.S. and M.B.A. degrees from Stanford University. Mr. Humphreys brings to the Board of Directors his experience as our Chief Executive Officer and his many years of experience as an executive officer of technology companies ranging from startups to public companies, and as senior management within large multinational corporations. Mr. Humphreys' continued involvement with emerging technologies, venture and angel investing, and his knowledge of the U.S. investment markets, and the wider technology and management communities further make him a valuable addition to our Board of Directors.

Gary Kremen has served as a director of the Company since February 2014. Mr. Kremen is an entrepreneur and has been an investor in over 100 private technology companies, private equity funds and venture capital funds. Companies he has founded or co-founded include Match.com, one of the world's largest dating websites, Clean Power Finance (now Spruce Finance), a leading white-label residential solar finance company as well as Pace Avenue, a customer acquisition firm marketing renewable energy and energy efficiency solutions to low and moderate income. Mr. Kremen is credited as the primary inventor on a 1995-filed patent for dynamic web pages as well as four other patents. Mr. Kremen serves as a board member and/or principal or managing partner to several private companies, including CapGain Solutions, a provider of financial services, and Voter.vote, a political outreach software company. Previously, Mr. Kremen served on the board of directors of Water Assurance Partners, LLC, a provider of agriculture water services, as well as several non-profit entities, including the Santa Clara Valley Water District, San Luis & Delta-Mendota Water Authority, San Francisquito Creek Joint Powers Authority, Delta Conveyance Finance Authority, and the University of California Merced Foundation. He holds two B.S. degrees: one in Electrical Engineering and the other in Computer Science, both from Northwestern University, as well as an M.B.A. from the Stanford University Graduate School of Business. Mr. Kremen brings to the Board of Directors his significant experience as a technology entrepreneur. His expertise with Internet, mobile and cloud technologies and his connections to the investment community in Silicon Valley make him a valuable addition to our Board of Directors.

Richard E. Kuntz, M.D. has served as a director of the Company since October 2022. Dr. Kuntz has served as Senior Vice President, Chief Medical and Scientific Officer of Medtronic plc, a medical device company, from January 2015 to May 2022, and of Medtronic, Inc. from August 2009 to December 2014. Prior to that, he was Senior Vice President and President of Medtronic Neuromodulation from October 2005 to August 2009. Prior to his 17 years at Medtronic, Dr. Kuntz was the Founder and Chief Scientific Officer of the Harvard Clinical Research Institute and he also served as Associate Professor of Medicine at Harvard Medical School, Chief of the Division of Clinical Biometrics, and an interventional cardiologist in the division of cardiovascular diseases at the Brigham and Women's Hospital in Boston. Dr. Kuntz also currently serves as a member of the board of directors of ZimVie Inc. (Nasdaq: ZIMV), a medical technology company, since March 2022, Rockley Photonics Holdings Ltd., a digital health monitoring systems company, since August 2022, Bactiguard Holding AB, a Swedish medical technology company, since October 2022, and DiaMedica Therapeutics, Inc. (Nasdaq: DMAC), a biopharmaceutical company, since May 2023. In addition, Dr. Kuntz currently serves as a member of the board of directors for non-public entities including Cognito Therapeutics Inc., a medical technology manufacturing company, since October 2022, and Endospan Ltd., a medical technology company, since January 2024. Dr. Kuntz graduated from Miami University and received his medical degree from Case Western Reserve University School of Medicine. Dr. Kuntz received his M.S. in biostatistics from the Harvard T.H. Chan School of Public Health. Dr. Kuntz brings to the Board of Directors substantial knowledge and expertise in the healthcare industry, an important aspect of the Company's growth strategy. Dr. Kuntz's position as an executive officer in a large multinational medical device company, his experience as a director on public company boards and his experience as a practicing physician make him a valuable addition to our Board of Directors.

James ("Jim") E. Ousley has served as the Chairman of the Board since September 2015 and as a director of the Company since July 2014. Mr. Ousley has more than 40 years of experience leading global technology and telecommunications organizations. In July 2014, he joined CVC Growth Capital, a private equity and investment advisory firm, as senior operating managing partner. Previously, he served as the Chief Executive Officer at Savvis, Inc., a provider of information technology services, from March 2010 to April 2013. Savvis was acquired by Lumen Technologies (formerly CenturyLink), where he served as Chief Executive Officer of Savvis and President of Enterprise Markets Group, which is now CenturyLink Technology Solutions, a global leader in cloud and managed solutions. Prior to Savvis, Mr. Ousley served as President and Chief Executive Officer of Vytek Wireless, Inc., a provider of wireless and mobile computing solutions, which was acquired by Calamp, Inc., President and Chairman of Syntegra (USA), a division of BT Group plc (formerly British Telecommunications plc), a telecommunications holding company, and President and Chief Executive Officer of Control Data Systems, a technology company which was acquired by BT Group plc. Mr. Ousley has also held various executive management positions with Control Data Corporation, a mainframe and supercomputer firm. Mr. Ousley currently serves on the board of directors of Omada, Inc., a provider of identity and access management solutions, Global Cloud Xchange, Inc., a provider of network services, Skybox Security, Inc., a provider of cybersecurity management software, Chayora Limited, an infrastructure developer and data center operator, and Health First Foundation—Northern Arizona, a healthcare fundraising foundation, and previously served on the board of directors of Integra, Inc., Datalink, Inc., Savvis, ActivIdentity Corporation, Control Data Systems, Inc., Pacnet, Inc., Peak10, Bell Microproducts Inc., and other technology and network companies. Mr. Ousley brings to the Board of Directors his many years of experience as an executive officer of technology companies. Mr. Ousley's significant knowledge of global technology and telecommunications organizations, as well as his knowledge of cloud-based technology solutions, and extensive private equity experience in mergers, acquisitions and value creation of technology growth companies make him a valuable addition to our Board of Directors.

Executive Officers

The following provides information regarding our Executive Officers, their ages (as of April 20, 2024) and a description of their backgrounds.

Steven Humphreys, Chief Executive Officer and Director. Information regarding Mr. Humphreys is provided under the section entitled "*Directors*" above.

Kirsten F. Newquist, 57, President, IoT Solutions. Ms. Newquist has served as the Company's President, IoT Solutions since April 15, 2024. Prior to joining the Company, she held various roles at Avery Dennison Corporation (NYSE: AVY), a global materials science and digital identification solutions company, including as Global Vice President, Global Healthcare and Product Line Management at Avery Dennison Smartrac from October 2022 to September 2023, Global Vice President/General Manager at Avery Dennison Medical from June 2016 to October 2022, Vice President, Global Business Development at Avery Dennison Medical from June 2011 to June 2016, and Director of New Growth Platforms at Avery Dennison Corporation from May 2007 to June 2011. Prior to Avery Dennison, Ms. Newquist served as a Director at Copia Associates LLC, a private investment firm, from March 2005 to May 2007. From August 2001 to January 2005, Ms. Newquist served as Vice President, Corporate Development at Ancora Management Group, a mail services company that was acquired by Pitney Bowes Inc. (NYSE: BPI), a global shipping and mailing company, in November 2004. She also served as Director of Project Management at Iwerks Entertainment, a designer and manufacturer of software-based entertainment attractions, from January 1990 to August 1996. Ms. Newquist holds a B.S. in Mechanical Engineering from Stanford University and an M.B.A. from the Anderson School at University of California, Los Angeles.

Justin Scarpulla, 51, Chief Financial Officer and Secretary. Mr. Scarpulla has served as our Chief Financial Officer since December 2021. Mr. Scarpulla previously served as Director of Finance at Space Exploration Technologies Corp., a company that designs, manufactures and launches advanced rockets and spacecraft, from May 2017 to December 2021. From May 2016 to May 2017, Mr. Scarpulla served as Vice President of Accounting & Finance at Incipio, LLC, a designer and manufacturer of mobile device accessories and technologies. Mr. Scarpulla served as Vice President and Corporate Controller at Vizio, Inc. (NYSE: VZIO), a designer and manufacturer of entertainment-focused technologies, from 2015 to 2016 and at JustFab, Inc., an online subscription fashion retailer, from 2014 to 2015. He also served as Chief Accounting Officer and Corporate Controller at MaxLinear, Inc. (NYSE: MXL), a provider of radio frequency, analog, digital and mixed-signal integrated circuits, from 2011 to 2014. From 1999 to 2011, Mr. Scarpulla held various roles in finance at Broadcom Corporation (Nasdaq: BRCM), a provider of semiconductor and infrastructure software solutions, including Director of Financial Reporting. Mr. Scarpulla is a Certified Public Accountant and started his career at Ernst & Young LLP. Mr. Scarpulla holds a B.A. in Accounting and Finance from California State University Fullerton.

Code of Conduct and Ethics

The Board of Directors has adopted a Code of Conduct and Ethics for all of our employees, including our Chief Executive Officer, Chief Financial Officer, any other principal accounting officers and for the members of our Board of Directors. Our Code of Conduct and Ethics is posted on the Corporate Governance page within the Investor Relations section of our website, at www.identiv.com. The Board of Directors may amend the Code of Conduct and Ethics at any time and has the sole authority to approve any waiver of the Code of Conduct and Ethics relating to the activities of any of our senior financial officers, other executive officers and directors. We intend to disclose future amendments to certain provisions of our Code of Conduct and Ethics or waivers of such Code granted to executive officers and directors on our website at www.identiv.com within four business days following the date of such amendment or waiver.

Insider Trading Policy

The Company's insider trading policy applicable to all directors and employees prohibits insider trading when the person is aware of material nonpublic information and restricts directors and executive officers and certain other employees determined to have potential access to insider information from trading in Company stock during predetermined closed periods. In addition, executive officers and directors are required to pre-clear any trades.

Audit Committee Information

The Audit Committee of our Board of Directors assists our Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our financial reporting processes, system of internal control, our process for monitoring compliance with laws and regulations, our audit process and standards of business conduct. Currently, the Audit Committee consists of Ms. Angelini, Mr. Kremen and Mr. Ousley, with Mr. Ousley serving as Chairman. The Audit Committee held four meetings during 2023.

Our Board of Directors has determined that each member of the Audit Committee is an "independent director" within the rules of Nasdaq and the requirements set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934 (the "Exchange Act"). Our Board of Directors has further determined that James E. Ousley is an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K under the Exchange Act.

ITEM 11.   *EXECUTIVE COMPENSATION*

COMPENSATION OF DIRECTORS

During 2023, each non-employee member of our Board of Directors was eligible to receive annual compensation, payable quarterly, as detailed below. Annual compensation for each eligible non-employee director potentially includes the following:

For the board years beginning June 1, 2022 and ending May 31, 2023 and beginning June 1, 2023 and ending May 31, 2024:

- an annual retainer per board year of $125,000, except for the Chairman of the Board or Lead Independent Director, who is eligible to receive an annual retainer of $175,000; and

- an additional annual retainer per board year of $5,000 for service on each committee of the Board of Directors, and in addition the chair of the Audit Committee is eligible to receive an additional retainer of $20,000, and the chair of each of the Compensation Committee and the Nominating Committee is eligible to receive an additional retainer of $10,000 for each board year, respectively.

Until February 1, 2020, a minimum of 50% of the annual compensation for each non-employee director was required to be paid in restricted stock units ("RSUs") under the Company's 2011 Incentive Compensation Plan (the "2011 Plan"). Those RSUs granted to non-employee directors for the board years ending May 31, 2016 and after vested monthly over 12 months beginning on June 1, and vested shares will be delivered on the earlier of three years from the award's vesting start date or the date of separation of service. Effective as of February 1, 2020 through May 31, 2021, non-employee directors elected to receive their annual retainer for service on the Board of Directors and committees thereof solely in the form of fully vested RSUs (based on a 30-day trading average prior to issuance). Beginning June 1, 2021, the non-employee directors elected to receive 50% of their annual compensation in RSUs and the remaining 50% in cash paid quarterly.

Additionally, we reimburse our non-employee directors for all reasonable out-of-pocket expenses incurred in the performance of their duties as directors, which primarily consist of travel expenses associated with Board of Directors or committee meetings or with committee assignments.

Directors who are our employees do not receive additional compensation for their service on the Board of Directors.

The following table sets forth summary information concerning the compensation earned by our non-employee directors for their service as directors in 2023:

Name	Fees Earned ($)	Stock Awards ($)[1][2]	Option Awards ($)	Total ($)
Laura Angelini [3]	54,687	48,184	—	102,871
Gary Kremen [4]	80,000	82,174	—	162,174
Richard E. Kuntz, M.D. [5]	54,687	48,184	—	102,871
James E. Ousley [6]	102,501	104,851	—	207,352

(1) The amounts reported in this column represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, *Compensation-Stock Compensation* ("ASC 718"), rather than amounts paid to or realized by the named individual. The assumptions used in determining grant date fair value of these awards are set forth in Note 10 to our Consolidated Financial Statements appearing in the Original Report. There can be no assurance that the price of our common stock when RSUs vest and settle will equal or exceed the price of our common stock on the date of the applicable RSU award.
(2) Reflects RSUs granted for service as a director and on committees. The number of shares awarded in lieu of cash was calculated based on dividing the average price of our common stock over the five trading days preceding the start of each Board of Directors' service year.
(3) At December 31, 2023, Ms. Angelini held 7,795 vested but not settled RSUs, and 4,452 unvested RSUs.
(4) At December 31, 2023, Mr. Kremen held options to purchase 1,000 shares of common stock, 17,694 vested but not settled RSUs, and 5,479 unvested RSUs.
(5) At December 31, 2023, Dr. Kuntz held 7,795 vested but not settled RSUs, and 4,452 unvested RSUs.
(6) At December 31, 2023, Mr. Ousley held options to purchase 1,000 shares of common stock, 21,584 vested but not settled RSUs, and 7,020 unvested RSUs.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the material elements of the Company's compensation program and analyzes the compensation decisions made for the executive officers included in the Summary Compensation Table (our "Named Executive Officers") for the year ended December 31, 2023. For 2023, we had two "executive officers" as defined in Exchange Act Rule 3b-7.

Our Named Executive Officers for 2023 were our principal executive officer and our principal financial officer:

Name	Position
Steven Humphreys	Chief Executive Officer and Director
Justin Scarpulla	Chief Financial Officer and Secretary

Executive Summary

Our pay-for-performance philosophy links compensation to the achievement of our operational objectives, long-term performance goals and the enhancement of stockholder value.

Our Compensation Practices Benefit our Stockholders

We are focused on creating an effective compensation program that successfully aligns our key strategic objectives with the interests of our stockholders. To reinforce this, we have adopted policies and practices that guide our compensation practices as summarized below.

WHAT WE DO

● **Pay for Performance** | A significant portion of our Chief Executive Officer's compensation is at risk, linked to Company performance and stockholder interests. 100% of our Chief Executive Officer's bonus opportunity for 2023 was tied to Company performance metrics and was paid in Company stock.

● **Entirely Independent Compensation Committee** | All of the members of the Compensation Committee are independent directors.

● **Reasonable Change-in-Control Arrangements** | The post-employment compensation arrangements for our executive officers, including our Named Executive Officers, provide for amounts and multiples that are within reasonable market norms. Our Chief Executive Officer may become eligible for change in control severance upon the occurrence of both a change in control and his involuntary termination (includes constructive termination for good reason).

● **Emphasize Long-Term Equity Compensation Arrangements** | We use equity awards to deliver long-term incentive compensation opportunities to our executive officers, including our Named Executive Officers. These equity awards vest over multi-year periods, which helps serve our long-term value creation goals and retention objectives.

● **Engage with Stockholders** | We engage in ongoing discussions with key institutional investors, including on the topic of compensation.

● **Clawback Policy** | We have a compensation recoupment, or clawback, policy that requires recoupment of erroneously awarded incentive-based compensation paid to our current and former executive officers in the event of an accounting restatement.

	WHAT WE DO NOT DO
⊗	**Pay Tax Gross-Ups** | We do not provide "gross-ups" or tax payments in connection with any compensation element.
⊗	**Pay Unearned Dividends** | We do not pay dividends or dividend equivalents on unvested equity awards.
⊗	**Options/SARs Granted Below FMV** | We do not grant options or stock appreciation rights ("SARs") with exercise prices below the fair market value.
⊗	**Reprice Stock Options** | Any repricing of options or stock appreciation rights granted under our 2011 Plan would require advance approval by our stockholders.
⊗	**Executive Perquisites** | We do not provide any special perquisites or other personal benefits to our Named Executive Officers.
⊗	**Guaranteed Compensation** | We do not guarantee salary increases, bonuses, or long-term incentive awards to our Named Executive Officers.
⊗	**Executive Retirement Programs** | We do not offer our employees, including our Named Executive Officers, a pension plan or other executive retirement, or nonqualified deferred compensation plan or arrangement.

Listening to Our Stockholders

We rely on stockholder outreach as well as more formal channels to communicate with stockholders, including the opportunity for stockholders to cast a non-binding advisory vote regarding executive compensation at our annual meeting of stockholders. In evaluating our compensation practices and programs for 2023, the Compensation Committee considered the support our stockholders expressed for our philosophy and practice of linking compensation to operational objectives and the enhancement of stockholder value. Our say-on-pay approval rating was 98.49% of the votes cast in 2023. The Compensation Committee took this vote into account in designing and implementing the 2023 compensation program.

During 2023, the Compensation Committee continued to monitor our executive compensation programs to ensure compensation is aligned with Company performance. The Compensation Committee will continue to seek out and consider stockholder feedback in the future and administer the pay for performance program in the interests of stockholders.

Compensation Philosophy

We compensate our executive officers, including our Named Executive Officers, for the achievement of short-term and long-term financial and operating goals and have competitive base salaries, limited perquisites, and no excessive severance, deferred compensation, pensions or gross-up payments. Our compensation program is designed to attract and retain the best available personnel for positions of substantial responsibility, provide incentives for such persons to perform to the best of their abilities, and to promote the success of our business. Our compensation program is aligned not only with stockholder interests but also with the interests of our customers and our employees.

Compensation Components

We establish total direct compensation for our Named Executive Officers consisting of the following components:

- **Base Salary**: Provides fixed compensation based on competitive local market practices and is intended to acknowledge and reward the core competence of our executives relative to their responsibilities, skills, experience and contributions to the Company. Base salaries for executives generally are reviewed annually and more frequently when there are any changes in responsibilities or market conditions.

- **Bonus**: Provides for cash and/or stock-settled incentive awards to executives based on the achievement of corporate performance goals. Executives and other key employees of the Company are eligible to earn bonuses paid in cash and/or equity-based awards subject to the achievement of certain performance criteria determined by the Compensation Committee.

- **Equity Awards/Long-Term Incentive Compensation**: Generally comprised of RSUs vesting over a multiple-year period thereby incentivizing our executive officers to build sustainable long-term value for the benefit of our stockholders.

Variable pay elements, including bonuses and equity awards, ensure that, each year, a substantial portion of our Named Executive Officers' target total direct compensation is contingent (rather than fixed) in nature, with the amounts ultimately payable subject to variability based on our performance.

2023 Compensation Program Design and Results

The main elements of our executive compensation program include: (i) base salary, (ii) variable compensation earned based on Company performance and settled in equity under our 2023 Variable Compensation Plan, and (iii) RSUs. We describe each of these elements below and explain what we paid in 2023 and why.

<u>Base Salary</u>

We provide base salaries to our executive officers to compensate them for their services rendered during the year and to provide them with a level of competitive and stable fixed compensation. In 2023, the Compensation Committee approved an increase in the 2023 base salary for our Chief Executive Officer based on competitive market factors, his duties and responsibilities, his performance and the relative pay of our senior management team. Effective September 1, 2023, our Chief Executive Officer's annual base salary increased to $550,000 from $350,000 in 2022. Prior to this increase, our Chief Executive Officer had not received a base salary increase since he became our Chief Executive Officer in 2015. In 2023, our Chief Executive Officer's base salary was paid entirely in the form of common stock of the Company, except for amounts withheld in cash to cover taxes and other voluntary and involuntary payroll deductions and withholdings. The 2023 base salary of our other executive officer, our Chief Financial Officer, was reviewed and recommended to the Compensation Committee by the Chief Executive Officer based on similar factors and was analyzed and approved by the Compensation Committee. Following this review, effective April 1, 2023, our Chief Financial Officer's annual base salary was increased to $325,000 from $285,000 in 2022.

<u>Variable Compensation</u>

We use bonus opportunities to motivate our executive officers, including our Named Executive Officers, to achieve our short-term financial and operational objectives while making progress towards our longer-term growth and other goals. Consistent with our executive compensation philosophy, these bonuses are intended to help us to deliver a competitive total direct compensation opportunity to our executive officers. Our bonuses are entirely performance-based, are not guaranteed, and may vary materially from year-to-year.

Under our 2023 Variable Compensation Plan, our Chief Executive Officer was initially eligible to earn a performance bonus of up to 25% of his 2023 base salary each quarter (for a total aggregate bonus opportunity equal to 100% of his 2023 base salary). Effective October 1, 2023, his performance bonus opportunity was increased to up to $100,000 each quarter. Our Chief Executive Officer's quarterly performance bonus under our 2023 Variable Compensation Plan, if earned, is payable entirely in the form of common stock of the Company, except for amounts withheld in cash to cover taxes and other voluntary and involuntary payroll deductions and withholdings. For 2023, the Compensation Committee established quarterly performance objectives for revenue and net income (loss), as determined in accordance with U.S. GAAP, for our Chief Executive Officer as follows (the "2023 CEO Performance Objectives"):

Quarterly Performance Period	Revenue Target	Net Income (Loss) Target
2023 Q1	$27,065,000	$(2,124,000)
2023 Q2	$32,243,000	$ (319,000)
2023 Q3	$38,102,000	$ 1,665,000
2023 Q4	$35,289,000	$ 1,269,000

The Compensation Committee reviewed the Company's performance against the pre-established 2023 CEO Performance Objectives shortly following each quarterly-performance period during 2023. For the fiscal quarters ended March 31, 2023, June 30, 2023, September 30, 2023, and December 31, 2023, the Compensation Committee determined that the 2023 CEO Performance Objectives had not been achieved with respect to either target and that no bonus was payable to our Chief Executive Officer for any quarter during 2023.

Under our 2023 Variable Compensation Plan, effective April 1, 2023, our Chief Financial Officer was eligible to earn a performance bonus of up to $31,250 each quarter. Our Chief Financial Officer's quarterly performance bonus under our 2023 Variable Compensation Plan, if earned, is payable entirely in cash. For 2023, the Compensation Committee established quarterly performance objectives for non-GAAP operating expenses and ending cash balances for our Chief Financial Officer as follows (the "2023 CFO Performance Objectives"):

Quarterly Performance Period	Non-GAAP Operating Expense Target	Cash Balance Target
2023 Q1	$ —	$ —
2023 Q2	$ 12,285,000	$20,299,000
2023 Q3	$ 12,368,000	$24,297,000
2023 Q4	$ 10,949,000	$23,647,000

The Compensation Committee reviewed the Company's performance against the pre-established 2023 CFO Performance Objectives shortly following each quarterly-performance period beginning April 1, 2023. The Compensation Committee determined that the CFO Performance Objectives were achieved in the following fiscal quarters in 2023:

Quarterly Performance Period	Non-GAAP Operating Expense Target Bonus Payout	Cash Balance Target Bonus Payout
2023 Q1	$ —	$ —
2023 Q2	$ 15,625	$ 15,625
2023 Q3	$ 15,625	$ —
2023 Q4	$ 15,625	$ 15,625

Equity Awards/Long-Term Incentive Compensation

We use long-term incentive compensation in the form of equity awards to motivate our executive officers, including our Named Executive Officers, by providing them with the opportunity to build an equity interest in the Company and to share in the potential appreciation of the value of our common stock.

On October 4, 2023, the Company and Mr. Humphreys entered into an agreement amending Mr. Humphreys' executive employment agreement (such amendment, the "Humphreys Amendment Agreement"). Pursuant to the Humphreys Amendment Agreement, if the Company undergoes either (a) a sale or merger of a material business unit at a price and on terms determined by the Board of Directors to constitute a qualifying transaction or, (b) a change of control (as defined in Mr. Humphreys' executive employment agreement) (each, a "Corporate Event") on or before October 4, 2027, subject to Mr. Humphreys' continued employment with the Company, except as provided in the Humphreys Amendment Agreement, the Company will grant Mr. Humphreys 365,000 fully vested RSUs (the "Humphreys Corporate Event RSU Award"), effective as of immediately prior to the consummation of the Corporate Event, which will settle for either stock or cash upon the consummation of the Corporate Event, subject to Mr. Humphreys providing an enforceable release. This commitment follows the recent expiration of a previous commitment to issue 365,000 vested RSUs in the event of a change in control occurring prior to August 2023.

In March 2023, in recognition of Mr. Scarpulla's contributions and continued service with the Company and to make his equity awards more competitive with market norms, the Compensation Committee amended the new hire RSU award previously granted to him on February 28, 2022 with respect to 85,000 RSUs and the retention RSU award previously granted to him on October 31, 2022 with respect to 75,000 RSUs, in each case, to provide that the RSUs will accelerate and become fully vested in the event that Mr. Scarpulla's continuous service (as defined in the 2011 Plan) is terminated (a) by the Company without cause (as defined in the 2011 Plan) or by constructive termination (as defined in the agreement between the Company and Mr. Scarpulla regarding amending the RSU awards (the "Scarpulla Amendment Agreement") and (b) such termination occurs during the three (3) months prior to and ending twelve (12) months following the effective date of a change in control (as defined in the 2011 Plan), subject to Mr. Scarpulla providing an enforceable release.

Welfare and Health Benefits

We provide health and welfare benefits to our executive officers, including our Named Executive Officers, on the same basis as all of our full-time employees. These benefits generally include health, dental, vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. We also provide vacation and other paid holidays to all employees, including our executive officers.

Perquisites and Other Personal Benefits

Consistent with our pay-for-performance compensation philosophy, we believe perquisites for executive officers should be limited in scope and value, and should only be offered when they provide necessities or conveniences that allow our executive officers to focus on and optimally perform in their role with us. We do not currently provide perquisites or other personal benefits to our executive officers.

Compensation Decision Making Process

The Compensation Committee begins its process of deciding how to compensate our executive officers, including our Named Executive Officers, by considering the competitive market data provided by the Human Resources Department. Competitive market data consists of pay information from Radford-AON and surveys collected by our Human Resources Department for companies that match our size, industry, profitability, and location.

Peer Group and Benchmarking

The positions of our executive officers, including our Named Executive Officers, are compared to their counterpart positions in companies that match our size, industry, profitability, and location, and the compensation levels for comparable positions at such companies were examined for guidance in determining:

• Base salaries;

• Annual performance bonuses; and

• The amount and mix of long-term, equity-based incentive awards.

The Compensation Committee reviews and approves base salaries, annual performance target opportunities and payments and long-term, equity-based incentive awards on a case-by-case basis for each Named Executive Officer, taking into account, among other things, individual and Company performance, role expertise and experience and the competitive market, advancement potential, recruiting needs, internal equity, retention requirements, unrealized equity gains, succession planning, and best compensation governance practices. The Compensation Committee does not tie individual compensation to specific target percentiles.

How the Compensation Committee Makes Decisions and Policies

Our Compensation Committee is responsible for the executive compensation programs for our executive officers, including our Named Executive Officers. On an annual or more frequent basis, the Company's Chief Executive Officer and the Human Resources Department make recommendations to the Compensation Committee regarding the salary, annual bonus and long-term compensation levels for less senior officers, including the other Named Executive Officers. Each Named Executive Officer is reviewed annually based on whether various performance objectives were met during the preceding review period. An evaluation of each officer's performance is presented to the Compensation Committee and used in the Compensation Committee's review and analysis of such officer's overall compensation. Other than our Chief Executive Officer, no other Named Executive Officer currently has a role in determining or recommending the form or amount of compensation paid to the Named Executive Officers, other than providing such financial or other information as the Compensation Committee may request from time to time. Although the participation of our Chief Executive Officer could influence performance targets, our Compensation Committee rather than our Chief Executive Officer makes all determinations regarding performance goals and targets. Our Chief Executive Officer does not make recommendations as to his own compensation. Our Chief Executive Officer does not attend any portion of meetings at which his own compensation is discussed or determined. While our Compensation Committee is authorized to retain the services of executive compensation advisors to establish compensation programs and related policies, it did not retain an independent advisor during 2023.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") generally places a $1 million limit on the amount of compensation a public company can deduct in any one year for certain current and former executive officers. While the Compensation Committee considers tax deductibility as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program, even if the awards are not deductible by us for tax purposes.

Taxation of Nonqualified Deferred Compensation

Section 409A of the Code requires that amounts that qualify as "nonqualified deferred compensation" satisfy requirements with respect to the timing of deferral elections, timing of payments, and certain other matters. Generally, the Compensation Committee intends to administer our executive compensation program and design individual compensation components, as well as the compensation plans and arrangements for our employees, so that they are either exempt from, or satisfy the requirements of, Section 409A. From time to time, we may be required to amend some of our compensation plans and arrangements to ensure that they are either exempt from, or compliant with, Section 409A.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to additional taxes if they receive payments or benefits in connection with a change in control of the Company that exceeds certain prescribed limits, and that we (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any Named Executive Officer, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 during 2023 and we have not agreed and are not otherwise obligated to provide any executive officers, including any Named Executive Officer, with such a "gross-up" or other reimbursement payment.

Accounting for Stock-Based Compensation

The Compensation Committee considers accounting implications when designing compensation plans and arrangements for our executive officers and other employees. Chief among these is ASC 718, the standard that governs the accounting treatment of stock-based compensation awards.

Executive Compensation Governance Components

Compensation Risk Management

In setting compensation, the Compensation Committee also considers the risks to the Company's stockholders, and the Company as a whole, arising out of the Company's compensation programs. The Compensation Committee considers the various elements of the Company's compensation practices, including base salary, annual bonus programs, short and long-term incentive awards, the use of cash and equity awards, and how performance is evaluated. While our annual bonus programs may encourage short-term risk taking on the part of participating employees, the Compensation Committee believes that these risks are balanced by the use of fixed base salaries and long-term equity incentives that encourage employees to take a long-term view of our business aligned with the interests of the Company's stockholders. The Compensation Committee did not identify any risks arising from the Company's compensation policies and practices reasonably likely to have a material adverse effect on the Company.

Recoupment (or "Clawback") Policy

Effective as of October 2, 2023, we adopted an Incentive-Based Compensation Recoupment Policy (the "clawback policy") that provides for the recoupment of erroneously awarded incentive compensation paid to current and former executive officers, including our Named Executive Officers, in the event of an accounting restatement due to material noncompliance with financial reporting requirements in accordance with the listing rules of The Nasdaq Stock Market ("Nasdaq") and Rule 10D-1 of the Exchange Act. The clawback policy applies to compensation that is granted, earned, or vested based in whole or in part upon the attainment of a financial reporting measure and provides for the reimbursement or forfeiture by the executive officer of the excess portion of the compensation received by the executive officers during the three preceding fiscal years.

Compensation Committee Report

The following report of the compensation committee shall not be deemed to be "soliciting material" or "filed" with the SEC or to be incorporated by reference into any other filing by Identiv, Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into a document filed under those Acts.

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" included in this Amendment, and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Amendment.

Submitted by the Compensation Committee of the Board of Directors:
Gary Kremen, Chairman
Richard E. Kuntz, M.D.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during 2023 were Mr. Kremen and Dr. Kuntz. Neither of the members of our Compensation Committee was a Company officer or employee during 2023, was formerly a Company officer or had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During 2023, none of our executive officers served as a member of a board of directors or as a member of a compensation committee of any entity that has one or more executive officers serving as a member on our Board of Directors or any committee of our Board of Directors.

Summary Compensation Table

The following table sets forth information concerning the compensation of our Named Executive Officers for the years ended December 31, 2023, 2022 and 2021:

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $[2]	Non-Equity Incentive Plan Compensation $[3]	Total $
Steven Humphreys[1]	2023	424,147	—	—	—	424,147
Chief Executive Officer and Director	2022	361,148	—	—	42,519	403,667
	2021	365,628	—	—	264,701	630,329
Justin Scarpulla[4]	2023	315,000	—	—	46,876	361,876
Chief Financial Officer and Secretary	2022	285,000	—	2,685,350	—	2,970,350
	2021	20,644	—	—	—	20,644

(1) Except with respect to amounts withheld in cash to cover taxes and other involuntary and voluntary payroll deductions and withholdings, beginning February 1, 2020, the Company has paid Mr. Humphreys' base salary in the form of fully vested common stock of the Company. For salary earned by Mr. Humphreys from February 1, 2020 to April 30, 2021, the number of shares issued each payroll period was determined based on the 30-day trading average prior to issuance. For salary earned beginning on May 1, 2021, the five-day trading average prior to issuance was used to determine the number of shares issued for each payroll period. The amount reported in the salary column for each year reflects sum of (a) the total cash amount paid to cover taxes and other involuntary and voluntary payroll deductions and withholdings, and (b) an amount equal to the trading price per share of common stock of the Company on the date of issuance for each payroll period multiplied by the number of shares actually granted for that payroll period (as previously determined based on the application of the trading average described above). For 2021, we disclosed base salary paid in the form of fully vested common stock of the Company under the "stock awards" column. We have corrected this in the current Summary Compensation Table. The actual amount paid and reported for 2021 has not changed.

(2) The amounts reported in this column represent the aggregate grant date fair value computed in accordance with FASB ASC 718, rather than amounts paid to or realized by the named individual. There can be no assurance that the price of our common stock when RSUs vest and settle will equal or exceed the price of our common stock on the date of the applicable RSU award. The assumptions used in determining grant date fair value of these awards are set forth in Note 10 to our Consolidated Financial Statements appearing in the Original Report.

(3) The amounts reported in this column represent quarterly performance-based bonuses earned under the Company's variable compensation plan in the applicable fiscal year. Pursuant to the terms of his executive employment agreement, Mr. Humphreys' quarterly performance-based bonuses, if earned (as determined by our Compensation Committee based on the achievement of pre-established performance targets), are paid shortly following the end of the applicable quarterly performance period in fully vested stock. Mr. Scarpulla's quarterly-performance-based bonuses, if earned (as determined by our Compensation Committee based on the achievement of pre-established performance targets), are paid shortly following the end of the applicable quarterly performance period in cash. The 2023 Variable Compensation Plan is further described under the section entitled "— *Compensation Discussion and Analysis – 2023 Compensation Program Design and Results – Variable Compensation*". For 2021, we disclosed Mr. Humphreys' quarterly performance-based bonus payments under the "stock awards" column. We have corrected this in the current Summary Compensation Table. The actual amount paid and reported for 2021 has not changed.

(4) Mr. Scarpulla became our Chief Financial Officer effective December 6, 2021, at an annual salary of $285,000. Effective April 1, 2023, Mr. Scarpulla's annual salary was increased to $325,000.

Grants of Plan-Based Awards Table

The following table presents information regarding grants of plan-based awards to each of our Named Executive Officers during the fiscal year ended December 31, 2023:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[2]
		Threshold ($)	Target ($)	Maximum ($)		
Steven Humphreys	11/1/2021	—	362,500[1]	—	—	—
Justin Scarpulla	—	—	—	—	—	—

(1) Represents the aggregate quarterly target bonus amount under the 2023 Variable Compensation Plan. For information regarding the performance criteria used in 2023 and for additional discussion about the 2023 Variable Compensation Plan, see the section entitled "—*Compensation Discussion and Analysis – 2023 Compensation Program Design and Results – Variable Compensation*".

(2) Represents the grant date fair value of RSUs granted during 2023, calculated in accordance with ASC 718.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to the outstanding equity awards held by our Named Executive Officers as of December 31, 2023:

Name	Date of Grant	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[3]
Steven Humphreys[1]	3/31/2014	500	—	$ 11.30	3/31/2024	—	—
	5/22/2014	2,000	—	$ 7.50	5/22/2024	—	—
	6/6/2016	444,460	—	$ 4.36	6/6/2026	—	—
Justin Scarpulla[2]	2/28/2022	—	—	—	—	47,813	$393,979
	10/31/2022	—	—	—	—	56,250	$463,500

(1) All awards granted to Mr. Humphreys through 2014 were for his service as a director and prior to his appointment as our Chief Executive Officer in September 2015.

(2) Mr. Scarpulla was granted 85,000 and 75,000 RSUs under the 2011 Plan on February 28, 2022 and October 31, 2022, respectively. These RSUs vested 25% on January 1, 2023 and December 1, 2023, respectively, with the remaining RSUs vesting quarterly over the following three years. In the event that Mr. Scarpulla's continuous service (as defined in the 2011 Plan) is terminated (a) by the Company without cause (as defined in the 2011 Plan) or by constructive termination (as defined in the Scarpulla Amendment Agreement) and (b) such termination occurs during the three (3) months prior to and ending twelve (12) months following the effective date of a change in control (as defined in the 2011 Plan), the remaining RSUs will accelerate and become fully vested, subject to Mr. Scarpulla providing an enforceable release.

(3) Market value is based on the closing price of our common stock on December 31, 2023.

Option Exercises and Stock Vested Table

The following table sets forth the dollar amounts realized pursuant to the vesting or exercise of equity-based awards by each of our Named Executive Officers for the fiscal year ended December 31, 2023:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(1)**
Name				
Steven Humphreys	—	—	50,265	359,754
Justin Scarpulla	—	—	55,937	405,731

(1) Value realized upon vesting of RSUs is computed by multiplying the number of shares of common stock underlying RSUs that vested by the closing price of our common stock on the vesting date.

Employment Agreements; Termination / Change in Control Arrangements

We have entered into employment agreements with our Named Executive Officers. Below is a description of the material terms of each agreement, including severance provisions.

Employment Agreement with Steven Humphreys

On September 14, 2015, we entered into an executive employment agreement with Steven Humphreys pursuant to which Mr. Humphreys serves as our Chief Executive Officer and a director. As of the date of his appointment as Chief Executive Officer, Mr. Humphreys continued to serve as a director, but ceased serving as the Chairman of the Board and serving on the Audit and Nominating committees and receives no additional compensation for his service on the Board. Under the terms of his executive employment agreement, as amended by the Humphreys Amendment Agreement, Mr. Humphreys receives an annual base salary of $550,000, with a target quarterly performance bonus of up to $100,000. Mr. Humphreys' base salary and his quarterly bonus (to the extent earned) are paid entirely in the form of common stock of the Company, except for amounts withheld in cash to cover taxes and other voluntary and involuntary payroll deductions and withholdings. As an employee, Mr. Humphreys is also eligible to participate in the Company's employee benefits plans. Additionally, Mr. Humphreys was granted an option to purchase 444,460 shares of common stock at an exercise price of $4.36 per share (the "Option"), the closing price of the Company's common stock on September 9, 2015, under the 2011 Plan. The Option vested as to 25% of the underlying shares on the first anniversary of the date of grant, and then monthly over the following three years. In addition, the Board agreed to grant Mr. Humphreys an award of 302,657 RSUs, vesting over four years from September 9, 2015.

The Humphreys Amendment Agreement provides that if the Company undergoes a Corporate Event on or before October 4, 2027, and subject to Mr. Humphreys' continued employment with the Company, except as provided in the Humphreys Amendment Agreement, the Company will grant the Humphreys Corporate Event RSU Award, effective as of immediately prior to the consummation of the Corporate Event, which will settle for either stock or cash upon the consummation of the Corporate Event, subject to Mr. Humphreys' execution of an enforceable release of claims.

Pursuant to his executive employment agreement, Mr. Humphreys may become entitled to severance benefits. If he is terminated without cause or is constructively terminated (as each term is defined in such agreement), subject to his execution of an enforceable release of claims, he is entitled to receive (i) a lump sum payment equal to 12 months of his then-current base salary, (ii) reimbursement of COBRA premiums for continuation of Company-sponsored group health plan coverage for 12 months, and (iii) 12 months of accelerated service-based vesting in his then-outstanding equity awards. However, in addition to these severance benefits, in the event Mr. Humphreys is terminated without cause or is constructively terminated within 12 months following a change in control of the Company, he is entitled to full acceleration of his equity awards with time-based vesting. Also pursuant to his executive employment agreement, in the event of his death or disability while an employee of the Company, Mr. Humphreys is entitled to a lump sum payment equal to 12 months of his base salary.

<u>Employment Agreement with Justin Scarpulla</u>

On October 25, 2021, we entered into an executive employment agreement with Justin Scarpulla pursuant to which Mr. Scarpulla serves as our Chief Financial Officer, Principal Accounting Officer and Principal Financial Officer. He was appointed to this role by the Board of Directors on December 6, 2021. Effective April 1, 2023, Mr. Scarpulla's annual base salary was increased to $325,000 from $285,000 in 2022. Mr. Scarpulla was granted 85,000 and 75,000 RSUs under the 2011 Plan on February 28, 2022 and October 31, 2022, respectively. These awards vest with respect to 25% of the underlying shares on January 1, 2023 and December 1, 2023, respectively, and then with respect to the remaining shares on a quarterly basis over the following three years, subject to continued service through the applicable vesting dates. In March 2023, in recognition of Mr. Scarpulla's contributions and continued service with the Company and to make his equity awards more competitive with market norms, the Compensation Committee amended Mr. Scarpulla's outstanding RSUs to provide for full acceleration in the event that Mr. Scarpulla's continuous service (as defined in the 2011 Plan) is terminated (a) by the Company without cause (as defined in the 2011 Plan) or in the event that he experiences a constructive termination (as defined in the Scarpulla Amendment Agreement) and (b) such termination occurs during the change in control period (as defined in the Scarpulla Amendment Agreement), subject to his providing an enforceable release.

Pursuant to his executive employment agreement, Mr. Scarpulla may become entitled to severance benefits. If he is terminated without cause (as such term is defined in such agreement), subject to his execution of an enforceable release of claims, he is entitled to receive (i) 6 months of his then-current base salary, (ii) reimbursement of COBRA premiums for continuation of Company-sponsored group health plan coverage for Mr. Scarpulla and his eligible dependents for a period of 6 months, and (iii) an additional 6 months of vesting of his RSUs. As an employee, Mr. Scarpulla is also eligible to participate in the Company's employee benefits plans. Mr. Scarpulla also entered into the Company's standard form indemnification agreement.

Potential Payments upon Termination or Change in Control

The information below describes the estimated value of certain compensation and benefits that would potentially have become payable under contractual arrangements with our Named Executive Officers assuming a termination of employment or change in control of the Company had occurred on December 31, 2023, based upon the Named Executive Officers' compensation and service levels as of such date and, where applicable, the $8.24 closing price of our common stock on December 31, 2023. The information presented represents estimates of incremental amounts that would become payable had a trigging event occurred on December 31, 2023 and does not include amounts that were earned and payable as of that date regardless of the occurrence of a triggering event.

If Mr. Humphreys had either been terminated by the Company without cause or by constructive termination (each as defined in his executive employment agreement) as of December 31, 2023, he would have become entitled to receive (i) $550,000, representing 12 months' salary and (ii) reimbursement of health care coverage for a period of 12 months, having a value of approximately $32,095. In the event that a change of control (as defined in Mr. Humphreys' executive employment agreement) had occurred on December 31, 2023, and Mr. Humphreys continued to serve as the Company's Chief Executive Officer as of the effective time of the change of control, Mr. Humphreys would have become entitled to receive the Humphreys Corporate Event RSU Award, having a value of approximately $3,007,600, effective as of immediately prior to the consummation of the change in control, settled in stock or cash upon the consummation of the Corporate Event, subject to his execution of an enforceable release of claims. In addition, if on December 31, 2023 and within 12 months of a change in control, Mr. Humphreys had either been terminated by the Company without cause or by constructive termination (each as defined in his executive employment agreement) as of December 31, 2023, he would have become entitled to receive (i) $550,000, representing 12 months' salary and (ii) reimbursement of health care coverage for a period of 12 months, having a value of approximately $32,095. Mr. Humphreys' entitlement to such benefits would be conditioned upon his execution and nonrevocation of a general release in a form determined by the Company. In addition, Mr. Humphreys may be subject to a Section 280G cutback. Had Mr. Humphreys' employment terminated as of December 31, 2023 for reasons of death or disability (as defined in his executive employment agreement), he (or his estate as applicable) would have become entitled to $550,000, representing 12 months' salary, not conditioned on a general release.

If Mr. Scarpulla had been terminated by the Company without cause (as defined in his executive employment agreement) as of December 31, 2023, he would have become entitled to receive (i) $142,500, representing 6 months' salary, (ii) reimbursement of health care coverage for a period of 6 months, having a value of approximately $16,048, and (iii) 6 months of vesting acceleration of his outstanding RSUs, having a value of approximately $162,500. In addition, if on December 31, 2023 and within three months prior to or 12 months of a change in control, Mr. Scarpulla's continuous service (as defined in the 2011 Plan) was terminated by the Company without cause (as defined in the 2011 Plan) or by constructive termination (as defined in Scarpulla Amendment Agreement), Mr. Scarpulla's RSUs would accelerate and become fully vested, having a value of approximately $857,479 (which amount includes the 6 months of vesting acceleration described above), subject to his execution of a general release.

Pay Versus Performance

Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[2]	Average Summary Compensation Table Total for non-CEO NEOs ($)[3][4]	Average Compensation Actually Paid to non-CEO NEOs ($)[5]	Value of Initial Fixed $100 Investment Based on Company Total Stockholder Return ($)	Net Income (Loss) ($ in millions)
2023	424,147	424,147	361,875	467,433	146.10	(5,489,000)
2022	403,667	403,667	2,970,350	1,443,400	128.37	(392,000)
2021	630,329	630,329	220,917	291,326	498.94	1,620,000

(1) The dollar amounts reported represent the total compensation reported for Mr. Humphreys, our Chief Executive Officer, for each fiscal year in the "Total" column of the Summary Compensation Table.

(2) No adjustments were made to the Summary Compensation Table totals to derive the compensation actually paid to Mr. Humphreys in his role as Chief Executive Officer.

(3) The Named Executive Officers included in the non-CEO Named Executive Officer average for each fiscal year are as follows:

Year	Non-CEO Named Executive Officers
2023	Mr. Scarpulla
2022	Mr. Scarpulla
2021	Messrs. Scarpulla and Kirnbauer, and Ms. Sandra Wallach (former Chief Financial Officer)

(4) The dollar amounts reported represent the average of the amounts reported for our non-CEO Named Executive Officer(s) in the "Total" column of the Summary Compensation Table in each applicable fiscal year. In 2023 and 2022, Mr. Scarpulla was our only non-CEO Named Executive Officer.

(5) The following represents the adjustments made to the Summary Compensation Table totals to derive the average compensation actually paid to our non-CEO Named Executive Officer(s) for each applicable fiscal year.

Adjustments	2023	2022	2021
Amounts reported in "Stock Awards" column of the Summary Compensation Table	—	(2,685,350)	(146,400)
Fair value of outstanding and unvested stock awards that were granted in the current year	—	1,158,400	281,400
Change in fair value of stock awards outstanding and unvested at the end of the current year that were granted in a prior year	(300,921)	—	15,575
Fair value of stock awards granted and vested in the current year	405,731	—	—
Change in fair value of stock awards vested in the current year that were granted in a prior year	747	—	92,495
Fair value at the end of the prior year of stock awards that failed to meet vesting conditions in the year	—	—	(172,661)
Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation	—	—	—

Comparison of "Compensation Actually Paid" to TSR



CAP vs. Total Stockholder Return*

*$100 invested on 12/31/19 in INVE stock, including reinvestment of dividends. Fiscal year ending December 31.

Comparison of "Compensation Actually Paid" to Net Income (Loss)



CAP vs. Net Income (Loss)

17

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information known to us as of April 20, 2024 with respect to the beneficial ownership of our common stock by:

- each person who is known by us to be the beneficial owner of 5% or more of our outstanding common stock;

- each of our directors;

- each of our Named Executive Officers; and

- all current directors and executive officers, as a group.

Except as otherwise indicated, and subject to applicable community property laws, to our knowledge, the persons named in the table below have sole voting and dispositive power with respect to all shares held by them. Applicable percentage ownership in the following table is based on 23,343,562 shares of our common stock issued and outstanding as of April 20, 2024.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable within 60 days of April 20, 2024 or RSUs that are currently vested but where settlement has been deferred or that vest within 60 days of April 20, 2024 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless specified below, the mailing address for each individual, officer or director is c/o Identiv, Inc., 1900-B Carnegie Avenue, Santa Ana, CA 92705.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	
	Number	Percentage
5% Stockholders		
Bleichroeder LP[1][2]	4,645,369	19.9%
1345 Avenue of the Americas, 47th Floor, New York, NY 10105		
Flint Ridge Capital LLC[3]	1,355,000	5.8%
1343 Main Street, Suite 704, Sarasota, FL 34236		
Portolan Capital Management, LLC[4]	1,284,375	5.5%
2 International Place, FL 26, Boston, MA 02110		
The Vanguard Group[5]	1,187,336	5.1%
100 Vanguard Blvd., Malvern, PA 19355		
Royce & Associates, LP[6]	1,175,876	5.0%
745 Fifth Avenue, New York, NY 10151		
Directors and Named Executive Officers		
Laura Angelini[7]	12,247	*
Steven Humphreys[8]	626,788	2.6%
Gary Kremen[9]	241,498	1.0%
Richard E. Kuntz, M.D.[10]	12,247	*
James E. Ousley[11]	234,460	1.0%
Justin Scarpulla[12]	49,352	*
All current directors and executive officers as a group (7 persons)[13]	1,176,592	4.9%

---

*   Less than one percent.

(1)   In accordance with the terms of the Stockholder Agreement with the Company, conversion of Series B non-voting convertible preferred stock, $0.001 par value per share ("Series B Preferred Stock"), is subject to a beneficial ownership limitation of 19.9% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion. Because of this limitation, the number of shares listed in the table above represents 19.9% of the number of shares of common stock outstanding as of April 20, 2024. Based on Amendment No. 2 to Schedule 13D filed jointly on April 4, 2024 by Bleichroeder LP and Bleichroeder Holdings LLC, the general partner of Bleichroeder LP (together, "Bleichroeder"), Bleichroeder is deemed to be the beneficial owner of 5,079,713 shares of common stock and has sole voting and dispositive power over the shares. If there was no 19.9% limit on the conversion of the Series B Preferred Stock, Bleichroeder would be deemed to be the beneficial owner of approximately 9,531,795 shares, representing approximately 31.8% of the outstanding shares. On April 2, 2024, the Company entered into that certain Stock and Asset Purchase Agreement (the "Agreement") with Hawk Acquisition, Inc., a Delaware corporation ("Buyer") and a wholly-owned subsidiary of Vitaprotech SAS, a French société par actions simplifiée and provider of security solutions. Pursuant to the Agreement, the Company has agreed to sell to Buyer its physical security, access card, and identity reader operations and assets, including all outstanding shares of Identiv Private Limited, the Company's wholly-owned subsidiary (the "Physical Security Business"), in exchange for $145.0 million in cash, subject to customary adjustments, and the assumption by Buyer of certain liabilities related to the Physical Security Business (collectively, the "Asset Sale"). Concurrently with the execution of the Agreement, Bleichroeder LP and certain funds affiliated with Bleichroeder LP (collectively, the "Voting Agreement Parties") entered into a voting and support agreement with Buyer (the "Voting Agreement"), pursuant to which the Voting Agreement Parties agreed, among other things, to vote all shares of common stock and Series B Preferred Stock beneficially owned by the Voting Agreement Parties at the time of the stockholder vote in favor of a proposal to approve the adoption of the Agreement and the approval of the transactions contemplated by the Agreement, including the Asset Sale, and any other matter necessary to consummate such transactions, and not to vote in favor of, or tender their shares of common stock and Series B Preferred Stock into, any competing offer or acquisition proposal.

(2)   According to the Schedule 13D filed jointly on April 12, 2024 by Buyer and Seven2 SAS, a French société par actions simplifiée ("Seven2"), the shares owned by Bleichroeder may be deemed to be beneficially owned by Buyer, which is indirectly controlled by Seven2, and majority-owned by funds affiliated with and controlled by Seven2. As a result of Buyer entering into the Voting Agreement with the Voting Agreement Parties, Buyer and Seven2 may be deemed to have shared voting power and shared dispositive power with respect to the shares. Other than the shares of common stock that may be deemed to be beneficially owned by operation of the Voting Agreement, Buyer and Seven2 do not beneficially own any shares of common stock. Notwithstanding the foregoing, Buyer and Seven2 disclaim beneficial ownership of such shares for any purposes other than for purposes of Section 13(d) of the Exchange Act. The principal business of Buyer is to serve as a special acquisition vehicle in connection with the transactions contemplated by the Agreement. The principal business of Seven2 is as an investment manager or adviser to various investment partnerships and managed accounts. The address of the principal office of Buyer is c/o Protech Inc., 529 Vista Blvd., A-3, Sparks, Nevada 8943 and of Seven2 is 1 rue Paul Cézanne, Paris, France 75008.

(3)   According to Amendment No. 1 to Schedule 13G filed jointly on February 14, 2024 by Flint Ridge Capital LLC ("Flint Ridge"), Flint Ridge Partners L.P. (the "Fund"), and John P. Szabo, Jr., each of Flint Ridge and the Fund may be deemed to beneficially own 1,355,000 shares and has shared voting power and shared dispositive power with respect to the shares. Mr. Szabo may be deemed to beneficially own 2,002,157 shares and has sole voting power and sole dispositive power with respect to 292,157 of the shares, and shared voting power and shared dispositive power with respect to 1,710,000 of the shares. Flint Ridge is the general partner and investment adviser of the Fund. Mr. Szabo is the control person of Flint Ridge. Each filer disclaims beneficial ownership of the stock except to the extent of that person's pecuniary interest therein.

(4)   According to the Schedule 13G filed jointly on March 14, 2024 by Portolan Capital Management, LLC ("Portolan Capital Management") and George McCabe, Portolan Capital Management and Mr. McCabe each have sole voting power and sole dispositive power with respect to the shares. The shares are beneficially owned directly by Portolan Capital Management, a registered investment advisor, in its capacity as investment manager for various clients, and indirectly by Mr. McCabe, the Manager of Portolan Capital Management.

(5)   According to the Schedule 13G filed on February 13, 2024 by The Vanguard Group ("Vanguard"), Vanguard has sole dispositive power with respect to 1,178,694 of the shares and shared dispositive power with respect to 8,642 of the shares. Vanguard's clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,187,336 shares listed in the table above.

(6) According to Amendment No. 16 to Schedule 13G filed on January 23, 2024 by Royce & Associates, LP ("RALP"), RALP has sole voting power and sole dispositive power with respect to the shares. The shares listed in the table above are beneficially owned by one or more registered investment companies or other managed accounts that are investment management clients of RALP, an indirect majority owned subsidiary of Franklin Resources, Inc. ("FRI"). When an investment management contract (including a sub advisory agreement) delegates to RALP investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats RALP as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34 39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by RALP are exercised independently from FRI (RALP's parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than RALP are, collectively, "FRI affiliates"). Furthermore, internal policies and procedures of RALP and FRI affiliates establish informational barriers that prevent the flow between RALP and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients.

(7) Includes 3,343 and 8,904 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2025 and June 1, 2026, respectively, or departure from the Board of Directors.

(8) Includes 444,460 shares of common stock subject to options exercisable within 60 days of April 20, 2024.

(9) Includes 1,000 shares of common stock subject to options exercisable within 60 days of April 20, 2024, and 5,662, 6,552 and 10,959 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2024, June 1, 2025 and June 1, 2026, respectively, or departure from the Board of Directors.

(10) Includes 3,343 and 8,904 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2025 and June 1, 2026, respectively, or departure from the Board of Directors.

(11) Includes 1,000 shares of common stock subject to options exercisable within 60 days of April 20, 2024, and 6,252, 8,311 and 14,041 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2024, June 1, 2025 and June 1, 2026, respectively, or departure from the Board of Directors.

(12) Includes 4,687 shares of common stock subject to RSUs releasable within 60 days of April 20, 2024.

(13) Includes 446,460 shares of common stock subject to options exercisable within 60 days of April 20, 2024, 4,687 shares of common stock subject to RSUs releasable within 60 days of April 20, 2024 and 11,914, 21,549 and 42,808 fully vested RSUs where settlement has been deferred to the earlier of June 1, 2024, June 1, 2025 and June 1, 2026, respectively, or departure from the Board of Directors.

Equity Compensation Plan Information

The following table summarizes information as of December 31, 2023 about our common stock that may be issued pursuant to awards under our existing equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))	
Equity compensation plans approved by security holders	1,225,022		$ 4.99		668,598	
Equity compensation plans not approved by security holders	—		—		—	
Total	1,225,022	(1)	$ 4.99	(1)	668,598	(2)

(1)   As of December 31, 2023, there were 494,960 stock options outstanding with a weighted average exercise price of $4.99 and a weighted average term of 2.23 years, and 730,062 RSUs outstanding under the 2011 Plan. These amounts do not take into account the Humphreys Corporate Event RSU Award.

(2)   Consists of 293,888 shares available for issuance under our Employee Stock Purchase Plan and 374,710 shares available for issuance under the 2011 Plan.

ITEM 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Certain Relationships and Related Transactions

It is our policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with the interests of the Company. This policy is included in our Code of Conduct and Ethics. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions relating to executive officers and directors must be approved by the independent and disinterested members of the Board of Directors or an independent and disinterested committee of the Board of Directors.

Related Party Transactions

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Director Independence

Our Board of Directors has reviewed the independence of each of our directors and considered whether any director has had a material relationship with the Company or our management that could compromise his or her ability to exercise independent judgment in carrying out his or her duties and responsibilities. As a result of this review, our Board of Directors affirmatively determined that all of our directors, other than Mr. Humphreys, are independent under applicable rules of Nasdaq and the SEC.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Principal Accountant Fees and Services

The aggregate fees billed or to be billed to us by BPM LLP, our independent registered public accounting firm, for the fiscal years ended December 31, 2023 and 2022, were as follows:

	2023	2022
Audit Fees	$781,024	$762,617
All Other Fees	187,716	12,840
Total	$968,740	$775,457

Audit Fees. Audit fees include fees associated with the audit of our annual consolidated financial statements included in our Annual Reports on Form 10-K, review of our condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q, and fees for services that were incurred in connection with statutory and regulatory filings or engagements, such as consents and review of documents filed with the SEC.

All Other Fees. All other fees in 2023 relate to services provided in connection with a quality of earnings analysis related to the Asset Sale totaling $147,321 and a transfer pricing study totaling $40,395. Fees incurred in 2022 related to a transfer pricing study.

For the fiscal years ended December 2023 and 2022, we incurred no Audit-Related Fees or Tax Fees.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent Registered Public Accounting Firm

In accordance with the charter of the Audit Committee of our Board of Directors, the Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm, including the estimated fees and other terms of any such engagement. In certain circumstances, the Audit Committee may provide subsequent approval of non-audit services not previously approved. Services provided by our independent registered public accounting firm may include audit services, audit-related services, tax services and other services. Actual amounts billed, to the extent in excess of the estimated amounts, were periodically reviewed and approved by the Audit Committee. The Audit Committee considers whether such audit or non-audit services are consistent with the SEC rules on auditor independence. The Audit Committee has determined that the services provided by the Company's independent registered public accounting firm are compatible with maintaining the independence of such firm. All fees set forth in the table above were pre-approved pursuant to this policy.

PART IV

ITEM 15.   *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)   The following documents are filed as a part of this report:

(1)   Financial Statements: The information concerning our financial statements and Report of Independent Registered Public Accounting Firm required by this Item is incorporated by reference from the Original Report under Part II, Item 8. Financial Statements and Supplementary Data.

(2)   Financial Statement Schedules: Not Applicable.

(3)   Exhibits: See Item 15(b) below.

(b)   Exhibits:

Exhibit Number	Description of Document
3.1	Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4/A, filed on November 10, 2009 (SEC File No. 333-162618).)
3.2	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.)
3.3	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 17, 2010.)
3.4	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 7, 2011.)
3.5	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 23, 2014.)
3.6	Certificate of Amendment to Fourth Amended and Restated Certificate of Incorporation, as amended. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 18, 2016.)
3.7	Amended and Restated Bylaws of the Company, as amended May 16, 2020 (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 19, 2020.)
4.1	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.)
4.2	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of SCM Microsystems, Inc. (Incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form 8-K filed on November 14, 2002.)
4.3	Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock dated December 21, 2017. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 21, 2017.)
4.4	Warrants issued to 21 April Fund, Ltd. and 21 April Fund, L.P. dated May 5, 2020. (Incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020.)
4.5	Description of Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934. (Incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019.)
10.1*	Form of Director and Officer Indemnification Agreement. (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015.)
10.2*	2011 Incentive Compensation Plan, as amended through March 10, 2020. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.)
10.3*	2011 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 7, 2011.)

Exhibit Number	Description of Document
10.4*	Employment Letter Agreement dated September 14, 2015 between the Company and Steven Humphreys. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on September 16, 2015.)
10.5*	Amendment to Employment Letter Agreement dated October 4, 2023 between the Company and Steven Humphreys. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on October 11, 2023.)
10.6*	Offer Letter dated October 25, 2021 between the Company and Justin Scarpulla. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 7, 2021.)
10.7	Stockholder Agreement dated December 21, 2017 among the Company, 21 April Fund, Ltd. and 21 April Fund, LP. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 21, 2017.)
10.8	Amended and Restated Loan and Security Agreement dated February 8, 2021 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K on February 11, 2021.)
10.9	First Amendment to Amended and Restated Loan and Security Agreement dated as of April 30, 2021 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021.)
10.10	Second Amendment to Amended and Restated Loan and Security Agreement dated as of April 14, 2022 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 20, 2022.)
10.11	Third Amendment to Amended and Restated Loan and Security Agreement dated as of December 30, 2022 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022.)
10.12	Fourth Amendment to Amended and Restated Loan and Security Agreement dated as of February 8, 2023 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 8, 2023.)
10.13	Fifth Amendment to Amended and Restated Loan and Security Agreement dated as of March 4, 2024 between the Company and East West Bank. (Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023.)
21.1	Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023.)
23.1	Consent of Independent Registered Public Accounting Firm. (Incorporated by reference to Exhibit 23.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023.)
24.1	Power of Attorney. (Incorporated by reference to Exhibit 24.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023.)
31.1^	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2^	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32+	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Incorporated by reference to Exhibit 32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023.)
97.1	Incentive-Based Compensation Recoupment Policy. (Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023.)

Exhibit Number	Description of Document
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

^   Filed herewith.

*   Denotes management compensatory contract or arrangement.

+   Furnished and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act of 1933 or the Exchange Act, except to the extent that the registrant specifically incorporates by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant
IDENTIV, INC.

By: _____ /s/ Steven Humphreys _____
Steven Humphreys
Chief Executive Officer

April 29, 2024